SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	May	2012
Commission File Number	001-35400
Just Energy Group Inc.
(Translation of registrant’s name into English)
6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated May 17, 2012.

Document 1

TSX:JE
NYSE: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reports Fiscal 2012 Annual and Fourth Quarter Results –

Record 1,091,000 Customers Added through Marketing
Customer Base reaches 3.9 Million, up 17% Year over Year
Gross Margin up 5% per share
Adjusted EBITDA up 7% per share
Payout Ratio of 62% on Adjusted EBITDA versus 66% in Fiscal 2011

Management Provides Guidance for Fiscal 2013
Gross Margin Growth of 10% to 12% and Adjusted EBITDA Growth of 8% to 10%, Substantially Higher than the Targets achieved in  Fiscal 2012

TORONTO, ONTARIO - - May 17, 2012 - -

Highlights for the year ended March 31, 2012 included:

•	Gross additions though marketing were a record 1,091,000, up 9% from the 999,000 added in fiscal 2011 and up 116% from 505,000 added in fiscal 2010.

•	Record additions of 429,000 by the Consumer (residential) division and 662,000 by the Commercial division.

•	Net customer additions, including customers acquired with Fulcrum, were 556,000 for the year. Excluding Fulcrum customers, net additions were 316,000.

•	Customer base reached 3,870,000 RCEs, up 17% year over year.

•	Customer attrition rates improved to an annual rate of 13% from 15% in fiscal 2011. Customer renewal rates declined slightly from 65% to 64% in fiscal 2012.

•	National Home Services water heater and HVAC installed base up 39% to 165,400. NHS revenue and gross margin were up 58% and 78%, respectively, year over year.

•	Gross margin of $517.5 million, up 7% year over year (5% per share), equaling published guidance.

•	Adjusted EBITDA of $283.1 million, up 9% (7% per share) versus $259.0 million in fiscal 2011, exceeding published guidance of 5% per share.

•	Dividends of $1.24 per share were paid in fiscal 2012, equal to the dividends/distributions paid in fiscal 2011.

•	Dividend payout ratio on Adjusted EBITDA of 62%, down from 66% in fiscal 2011.

Highlights for the three months ended March 31, 2012 included:

•	Customer additions through marketing were a record 316,000, up 36% from 232,000 in Q4 fiscal 2011 and 131,000 in Q4 of fiscal 2010.

•	Net customer additions were 112,000 in Q4, up 53% from 73,000 in fiscal 2011.

•	Extremely warm winter weather causes sharp decline in gas consumption. Heating degree days in Just Energy’s gas markets were, on average, approximately 15% warmer than normal for the quarter.

•	Gross Margin of $173.3 million, up 1%.

•	Adjusted EBITDA of $109.3 million, down 5%.

•	Dividend payout ratio on Adjusted EBITDA of 40% up from 38% in Q4 fiscal 2011.

Just Energy Fiscal 2012 Results

Just Energy announced its results for the year ended March 31, 2012.

Three months ended March 31, ($ millions except per share)	2012	Per share	2011	Per share
Sales	$820.4	$5.80	$941.3	$6.75
Gross margin	173.3	1.23	172.4	1.24
Adjusted EBITDA	109.3	0.77	114.9	0.82
Net income (loss)	(76.9)	(0.54)	37.1	0.27
Dividends	44.2	0.31	43.2	0.31
Long Term Customers	3,870,000		3,314,000
Year ended March 31, ($ millions except per share)	2012	Per share	2011	Per share
Sales	$2,785.3	$19.70	$2,953.2	$21.38
Gross margin	517.5	3.66	481.6	3.49
Adjusted EBITDA	283.1	2.00	259.0	1.88
Net income (loss)	(126.6)	(0.90)	352.9	2.56
Dividends/Distributions	175.4	1.24	170.0	1.24
Payout ratio on Adjusted EBITDA	62%		66%

Just Energy Group converted to a TSX-listed corporation from an income trust on January 1, 2011. It has subsequently listed on the New York Stock Exchange effective January 30, 2012. The Company reports in its Management’s Discussion and Analysis, a detailed calculation of Adjusted EBITDA as its best measure of operating performance.

Customer Aggregation

As a marketing company, the most important driver of Just Energy’s growth is its ability to grow its customer base. Fiscal 2012 saw record customer additions through marketing top one million customers added for the first time.  This growth was driven by record additions in both the Consumer and Commercial divisions.

LONG-TERM CUSTOMER AGGREGATION

	April 1,				Failed to	March 31,	% increase
	2011	Additions	Acquired	Attrition	renew	2012	(decrease)
Natural gas
Canada	656,000	63,000	-	(61,000)	(100,000)	558,000	(15)%
United States	574,000	135,000	-	(134,000)	(24,000)	551,000	(4)%
Total gas	1,230,000	198,000	-	(195,000)	(124,000)	1,109,000	(10)%
Electricity
Canada	736,000	102,000	-	(71,000)	(69,000)	698,000	(5)%
United States	1,348,000	791,000	240,000	(213,000)	(103,000)	2,063,000	53%
Total electricity	2,084,000	893,000	240,000	(284,000)	(172,000)	2,761,000	32%
Combined	3,314,000	1,091,000	240,000	(479,000)	(296,000)	3,870,000	17%

Overall, the customer base grew 17% year over year reaching almost 3.9 million. The chart below shows the positive trend in customer additions.

Each of the steps the Company has taken over the past three years to add additional sales channels have been successful.  The core Consumer division residential marketing generated 429,000 new customers, up 1,000 from the previous record 428,000 added in fiscal 2011. This increase is in addition to the significant role the sales force plays in renewing customers.

Commercial additions were 662,000, up 16% from the previous record 571,000 added in fiscal 2011. The growth in Commercial has far exceeded management’s expectations when Hudson Energy was acquired two years ago.  The division has grown to 1.9 million customers since its formation following the Hudson purchase. These customers generate, by design, lower per-customer margins than the traditional residential base but their payback is less than 18 months on aggregation cost, just like a residential customer.  While this results in slower margin growth than the growth in the customer base, this is a very lucrative business as each customer equivalent brings lower customer aggregation costs and lower ongoing customer care expenses.

Other new marketing channels include initial steps into internet acquisition and telemarketing. A very high growth vehicle is the network marketing unit, Momentis. From a standing start with 3,500 independent representatives at the beginning of the year, Momentis has grown to 47,800 independent representatives at year end.  With the rapid ramp-up, Just Energy is only now starting to see the benefit of this unit in new customer contracts and sales of other products.

The year also saw the acquisition of Fulcrum which, along with 240,000 new customers, brought an expertise in affinity marketing which the Company hopes to roll out in other major markets in coming years.

Energy marketing is seeing success in all its channels. With the continued confidence in these sales channels, the Company intends to invest to grow each to its potential.

A second area of growth is National Home Services.  The water heater and HVAC rental division saw installed units increase by 39% year over year.  Revenue and gross margin are up 58% and 78%, respectively.  These products are a natural extension of Just Energy’s focus on the customer’s energy needs and value is being built daily within this division, with steps being taken to move outside of Ontario. Embedded margin within NHS contracts grew by $110 million year over year, up 39%.

Other aspects of the Company’s business also showed improvement.  The level of attrition in the customer base again declined to an annual rate of 13% from 15% across the customer book. Improving economic conditions and higher numbers of more stable commercial customers cause management to believe that this trend will continue.

Renewal rates slipped slightly falling to an average of 64% this year from 65% in fiscal 2011.  Renewals are challenging in a market where customers are coming off very high cost contracts to new market pricing which is often half what they had been paying. Once these high price contracts roll off, improved renewal rates are expected.

The fiscal 2012 growth in the customer base translated into margin and Adjusted EBITDA growth. The growth was projected to be 5% per share for the year and was well ahead of this pace until extremely warm winter weather resulted in sharply lower natural gas consumption, particularly in the fourth quarter.  Despite this, both gross margin and Adjusted EBITDA growth ended the year in line with forecast at 5% and 7% per share, respectively.  Management took proactive steps to hedge against warm weather through the purchase of weather index options prior to the winter.  These options contributed a net $13 million in margin that would have been otherwise lost to warm temperatures.

Just Energy invested in a number of future expansions which increased administrative costs during the year. Excluding these and the back office which came with the Fulcrum acquisition, these costs grew by far less than the growth in the customer base. Bad debt expense also saw an improvement falling to 2.4% of relevant sales from 2.7% a year ago.

A very important measure of operating success is embedded margin, a calculation of the cash flow which will be generated by existing contracts.  At the end of fiscal 2011, our embedded margin stood at $1,726 million.  In addition, $484 million in margin was realized during the year.  New contracts more than replaced this and the embedded margin ended the year with $1,977 million, up 15% in the year.

Future embedded gross margin
Management's estimate of the future embedded gross margin is as follows:
(millions of dollars)
	As at	As at	March 2012 vs.	As at	March 2012 vs.
	March 31,	March 31,	March. 2011	March 31,	March 2010
	2012	2011	change	2010	change
Canada – energy marketing (CAD$)	$592.1	$632.6	(6)%	$783.1	(24)%
Home Services division (CAD$)	393.0	282.7	39%	176.7	122%
Canada - total (CAD$)	985.1	915.3	8%	959.8	3%
U.S. - energy marketing (US$)	994.1	835.6	19%	414.6	140%
Total (CAD$)	$1,976.8	$1,725.5	15%	$1,381.0	43%

Three years ago, growing demand for green energy from our Consumer division customers led to the development of JustGreen and JustClean products.  These products have been a tremendous success with now 12% of the current Consumer electricity demand and 10% of the Consumer natural gas demand coming from green sources. While the take-up by new customers on green slowed slightly this year due to pricing pressures in a challenging economy, green remains a focus of the Company.

The Company continues to initiate new products and options for green-oriented customers. The new Hudson Solar business has generated more than $90 million in roof-mount and ground-mount solar array capital projects for corporate and public buildings.  It is expected that this business will double in the coming year.

CEO Ken Hartwick said, “Today, we continue to look to the future and see many changes coming in how customers use energy.  Time-of-use metering makes control of home consumption an essential goal of homeowners and an opportunity for Just Energy to provide products which assist customers to use energy effectively.  Looking further out, we see growth in the sales of electric cars and other vehicles as a major driver of North American power consumption.  Again, our executive team is looking for ways to have Just Energy products at the forefront of this growth sector.”

On January 1, 2011, Just Energy implemented a dividend policy where monthly dividends were initially set at $0.10333 per share ($1.24 annually) equal to the former distribution rate as an income trust. This allowed many shareholders to benefit from a more attractive tax treatment on dividends, as opposed to the higher tax rate on the previous distributions.

Executive Chair Rebecca MacDonald stated, “Many of shareholders look to Just Energy as an important source of steady predictable income. This will not change. While the past year saw unfavourable weather conditions for our operating results, we were able to meet our guidance and continued to pay our $1.24 dividend. Our payout ratio on Adjusted EBITDA declined for the third straight year reaching 62%, down from 66% in fiscal 2011 and 78% in fiscal 2010”.

Ms. MacDonald added, “Some in the capital markets look at Just Energy’s overall payout ratio including expenditures to grow the business and think that a rising trend threatens our dividend. Nothing could be further from the truth.”

“Our growth expenditures generally pay back in less than 18 months resulting in the very high returns on invested capital for which Just Energy is known.  We do not believe that these sales efforts should be curtailed even if small amounts need to be borrowed to finance them. We have access to financing necessary to fund any realistic level of accelerated growth without impacting our ability to fund dividends.  Continued profitable growth and high income will be the result.”

Fourth Quarter Results

The fourth quarter operating results were highlighted by continued strong customer additions but were adversely impacted by extremely warm winter weather which resulted in sharply lower natural gas consumption in Just Energy’s key markets in the Midwest and Northeast.

Customer additions through marketing were 316,000, up 36% from 232,000 in the comparable quarter of fiscal 2010. Net additions were 112,000, up 53% from the prior comparable quarter.

The weather had a substantial but expected effect on both margins and adjusted EBITDA.  Heating degree days in the Company’s gas markets, were on average, approximately 15% warmer than normal in the quarter.  Margins were up 1% quarter over quarter with lower energy marketing margins being offset by higher margins at NHS and the Terra Grain Fuels ethanol plant.

Adjusted EBITDA was down 5% versus the prior fourth quarter.  A number of factors contributed to this decline. The largest was the administrative costs of Fulcrum which are evenly spread throughout the year whereas its electricity based margins are heavily weighted toward the summer months. Other expenditures on new channels, such as Momentis, and new geographic territories, such as the U.K., required upfront expenditures prior to generating revenues.

Guidance for Fiscal 2013

In the past, Just Energy provided guidance with respect to expected growth in gross margin and Adjusted EBITDA, a non-GAAP measure used by companies who similarly are required to mark to market long term supply.

Management expects gross margin will grow by between 10% and 12% and Adjusted EBITDA is expected to grow 8% to 10% for the year ended March 31, 2013.  It is expected that continued strong customer growth will result in a greater than 10% growth in the customer book more than offsetting the expected lower average margin per customer due to high growth from the Commercial division. In addition, management expects that cash income tax payable for the year will be reduced due to the input tax credits and accelerated depreciation on Hudson Energy Solar projects. Overall cash tax payable is expected to be higher than paid in fiscal 2012 but less than the current tax rate of 25% in Canada and 40% in the United States.

Chief Executive Officer Ken Hartwick stated: “Our more diversified product suite and geographic footprint gives a solid base for continued growth in the future. You will see us begin to use technology to expand our relationship with a customer leading to a deeper customer commitment. We expect continued profitable growth for Just Energy for the foreseeable future.”

Just Energy Group Inc.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the matched term price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass.  The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business.

JustClean products are essentially carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. This product can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the green products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey, Pennsylvania and Massachusetts.

Forward-Looking Statements

Just Energy’s press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, distributable cash, and treatment under governmental regulatory regimes.  These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated.  These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or distribution levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, the EDGAR website through www.sec.gov or through Just Energy's website at www.justenergygroup.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald
Executive Chair
Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.
Chief Executive Officer & President
Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) – May 17, 2012

OVERVIEW

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) (formerly Just Energy Income Fund (the “Fund”)) for the year ended March 31, 2012, and has been prepared with all information available up to and including May 17, 2012. This analysis should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2012. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Just Energy’s date of transition to IFRS was April 1, 2010. All dollar amounts are expressed in Canadian dollars.  Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com.  Additional information can be found on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly or indirectly owned operating subsidiaries and affiliates. Effective January 1, 2011, Just Energy completed the conversion from the Fund to Just Energy (the “Conversion”). As part of the Conversion, Just Energy Exchange Corp. (“JEEC”) was amalgamated with JE and, like the unitholders of the Fund, the holders of JEEC’s Exchangeable Shares received common shares of JE on a one for one basis. JE also assumed all of the obligations under the $90m convertible debentures and $330m convertible debentures.

On October 3, 2011, Just Energy completed the acquisition of Fulcrum Retail Holdings LLC (“Fulcrum”) with an effective date of October 1, 2011. Fulcrum is a retail electricity provider operating in Texas and focuses on residential and small to mid-size commercial customers. Fulcrum markets primarily online and through targeted affinity marketing channels. Just Energy used the proceeds from the issuance of $100 million of convertible unsecured subordinated debentures issued on September 22, 2012, which bear interest at a rate of 5.75% per annum, to fund the Fulcrum acquisition and for other general corporate purposes.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada and the U.S. under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Amigo Energy and Tara Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.  Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen and JustClean programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits but will also increase sales receptivity and improve renewal rates.

In addition, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents, through a subsidiary under the trade name, National Home Services (“NHS”). Just Energy also operates a network marketing division under the trade name, Momentis. Through its subsidiary, Terra Grain Fuels, Inc. (“TGF”), Just Energy produces and sells wheat-based ethanol. Just Energy’s subsidiary, Hudson Energy Solar Corp (“HES”), also provides a solar project development platform operating in New Jersey, Pennsylvania and Massachusetts, under the trade name, Hudson Energy Solar. Just Energy also holds a 50% ownership in Just Ventures LLC and Just Ventures L.P. (collectively “Just Ventures”), a jointly controlled entity, which is involved in the marketing of Just Energy’s gas and electricity contracts.

FORWARD-LOOKING INFORMATION
This management’s discussion and analysis (“MD&A”) contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Adjusted EBITDA and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities and competition, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or

1.

distribution levels are included in the June 1, 2012 Annual Information Form and other reports on file with Canadian security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com or EDGAR at www.sec.gov.

KEY TERMS
“$90m convertible debentures” represents the $90 million in convertible debentures issued by Universal Energy Group Ltd. (“Universal”) in October 2007. Just Energy Exchange Corp. assumed the obligations of the debentures as part of the Universal acquisition on July 1, 2009 and Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing” on page 26 for further details.

“$100m convertible debentures” represents the $100 million of convertible debentures issued by the Company to finance the purchase of Fulcrum, effective October 1, 2011. See “Long-term debt and financing” on page 26 for further details.

“$330m convertible debentures” represents the $330 million in convertible debentures issued by the Fund to finance the purchase of Hudson, effective May 1, 2010.  Just Energy assumed the obligations of the debentures as part of the Conversion. See “Long-term debt and financing” on page 26 for further details.

“customer” does not refer to an individual customer but instead an RCE.

 “Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Gross margin per RCE” represents the gross margin realized on Just Energy’s customer base, including both low margin customers acquired through various acquisitions and gains/losses from the sale of excess commodity supply.

 “Large commercial customer” means customers representing more than 15 RCEs.

 “LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

Non-GAAP financial measures
Just Energy’s consolidated financial statements are prepared in compliance with IFRS. All non-GAAP financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

Just Energy converted from an income trust to a corporation on January 1, 2011. Under the corporate structure, management believes that Adjusted EBITDA is the best basis for analyzing the financial results of Just Energy.

EBITDA
“EBITDA” represents earnings before finance costs, taxes, depreciation and amortization.  This is a non-GAAP measure that reflects the pre-tax profitability of the business.

Base EBITDA
“Base EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold at future fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and have therefore excluded it from the Base EBITDA calculation.

Adjusted EBITDA

2.

“Adjusted EBITDA” represents Base EBITDA adjusted to deduct selling and marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity. Management believes this is a useful measure of operating performance for investors.

Funds from operations
“Funds from operations” refers to the net cash available for distribution to shareholders. Base funds from operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

Adjusted funds from operations
“Adjusted funds from operations” refers to the funds from operations adjusted to deduct the selling and marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing carried out and the capital expenditures made by Just Energy to add to its future productive capacity.

Embedded gross margin
“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the average remaining life of National Home Services’ customer contracts. The energy marketing embedded margin is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

Financial highlights
For the years ended March 31
(thousands of dollars, except where indicated and per share/unit amounts)

	Fiscal 2012		Per	Fiscal 2011			Per	Fiscal 2010
		Per	share			Per	share/unit		Per
		share	change			share	change		unit

Sales	$2,785,269	$19.70	(8)%	$2,953,192		$21.38	20%	$2,299,231	$17.77
Gross margin	517,489	3.66	5%	481,562		3.49	9%	415,333	3.21
Administrative expenses	122,397	0.87	9%	109,400		0.79	16%	88,423	0.68
Finance costs	60,935	0.43	14%	52,085	3	0.38	202%	16,134	0.12
Net income (loss)1	(126,643)	(0.90)	(135)%	352,940		2.56	43%	231,496	1.79
Dividends/distributions (including
Special Distributions)4	175,382	1.24	0%	170,004		1.24	(14)%	185,205	1.43
Base EBITDA2	208,982	1.48	(12)%	231,344		1.68	(1)%	220,000	1.70
Adjusted EBITDA2	283,125	2.00	7%	258,954		1.88	3%	236,304	1.83
Payout ratio on Base EBITDA	84%		73%			84%
Payout ratio on Adjusted EBITDA	62%		66%			78%

1Net income (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See discussion of “Non-GAAP financial measures” on page 2.
3Excludes distributions paid to holders of Exchangeable Shares prior to Conversion included as finance costs under IFRS.
4No Special Distribution was paid in fiscal 2012 or 2011.  Fiscal 2010 included a one-time Special Distribution of $26.7 million.

3.

International Financial Reporting Standards
Just Energy has adopted IFRS as the basis for reporting its financial results commencing with the interim consolidated financial statements of fiscal 2012 and using April 1, 2010 as the transition date. The comparative figures for fiscal 2011 have been restated in accordance with the Company’s IFRS accounting policies.

ACQUISITION OF FULCRUM RETAIL HOLDINGS LLC

On October 3, 2011, Just Energy completed the acquisition of Fulcrum with an effective date of October 1, 2011. The acquisition was funded by an issuance of $100 million in convertible debentures.

The consideration for the acquisition was US$79.4 million paid at the time of closing and subject to customary working capital adjustments. Just Energy will also pay up to US$11.0 million in cash and issue up to 867,025 common shares (collectively the “Earn-Out” amount) to the seller 18 months following the closing date, provided that certain EBITDA and billed volume targets are satisfied by Fulcrum during the Earn-Out period.

In addition, the Company will pay, as part of the contingent consideration, an additional 4.006% on the cash portion of the contingent consideration and $1.86 for each of the common shares that are issued at the end of the Earn-Out period.

The acquisition of Fulcrum was accounted for using the acquisition method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Fair value recognized on acquisition
Current assets (including cash of $3,875)	$43,528
Property, plant and equipment	758
Software	215
Customer contracts and relationships	39,533
Affinity relationships	42,359
Brand	13,034
Contract initiation costs	156
Non-controlling interest	540
140,123

Current liabilities	(44,856)
Other liabilities – current	(12,430)
Other liabilities – long term	(3,768)
Deferred lease inducements	(322)
Long-term debt	(586)
(61,962)

Total identifiable net assets acquired	78,161
Goodwill arising on acquisition	21,106
Total consideration	$99,267

Cash paid, net of estimated working capital adjustment	$80,940
Contingent consideration	18,327
Total consideration	$99,267

4.

The electricity customer contracts and affinity relationships are amortized over the average remaining life at the time of acquisition. The electricity contracts and customer relationships are amortized over 3.5 years. The affinity relationships are amortized over eight years.

ACQUISITION OF HUDSON ENERGY SERVICES, LLC

In May 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC, and all of the common shares of Hudson Energy Services, LLC (Hudson”), with an effective date of May 1, 2010.  The acquisition was funded by an issuance of $330 million in convertible debentures.

The acquisition of Hudson was accounted for using the purchase method of accounting.  The Company allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition, as follows:

Fair value recognized on acquisition
Current assets (including cash of $24,003)	$88,696
Property, plant and equipment	1,648
Software	911
Electricity contracts and customer relationships	200,653
Gas contracts and customer relationships	26,225
Broker network	84,400
Brand	11,200
Information technology system development	17,954
Contract initiation costs	20,288
Other intangible assets	6,545
Unbilled revenue	15,092
Notes receivable – long term	1,312
Security deposits – long term	3,544
Other assets – current	124
Other assets – long term	100
478,692

Current liabilities	(107,817)
Other liabilities – current	(74,683)
Other liabilities – long term	(40,719)
(223,219)

Total identifiable net assets acquired	255,473
Goodwill arising on acquisition	32,317
Total consideration	$287,790

Cash outflow on acquisition:
Cash paid	$287,790
Net cash acquired with the subsidiary	(24,003)
Holdback	(9,345)
Net cash outflow	$254,442

All contracts and intangible assets, excluding brand, are amortized over the average remaining life at the time of acquisition.  The gas and electricity contracts and customer relationships are amortized over 30 months and 35 months, respectively.  Other intangible assets, excluding brand, are amortized over periods of three to five years.  The brand value is considered to be indefinite and, therefore, not subject to amortization.  The purchase price allocation is considered final and, as a result, no further adjustments will be made.

5.

OPERATIONS

Natural gas
Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. Volume variances may result in either excess or short supply. In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In the case of greater than expected gas consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss compared to the weighted average cost of supply. Consequently, customer margin increases proportionately to the increase in consumption. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s customer gross margin may be reduced or increased depending upon market conditions at the time of balancing. Under some commercial contract terms, this balancing may be passed onto the customer.

Just Energy entered into weather index derivatives for the third and fourth quarters of fiscal 2012 with the intention of reducing gross margin fluctuations from extreme weather. The maximum payout associated with the weather derivatives for fiscal 2012 was $15 million, with the total cost of these options being $2 million.

Ontario, Quebec, British Columbia and Michigan
In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas.  During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Manitoba, Alberta and Saskatchewan
In Manitoba, Alberta and Saskatchewan, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and LDCs will be higher in the winter months.

New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey and Pennsylvania
In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey and Pennsylvania, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity
In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California and Massachusetts, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. The customers may experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing for residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio. The expected cost of this strategy is incorporated into the price to the customer. Our ability to mitigate weather effects is limited by the severity of weather from normal.  In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. In the case of under consumption by the customer,

6.

excess supply is sold in the spot market resulting in either a gain or loss in relation to the original cost of supply. Further, customer margin is lowered proportionately to the decrease in consumption. In the case of greater than expected power consumption, Just Energy must purchase the short supply in the spot market resulting in either a gain or loss in relation to the fixed cost of supply. Customer margin generally increases proportionately to the increase in consumption. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JustGreen
Customers have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

JustClean
In addition to its traditional commodity marketing business, Just Energy allows customers to effectively manage their carbon footprint without buying energy commodity products by signing a JustClean contract. The JustClean products are essentially carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. This product can be offered in all states and provinces and is not dependent on energy deregulation.

Blend and Extend program
As part of Just Energy’s retention efforts, electricity and natural gas customers may be contacted for early renewal of their contracts under a Blend and Extend offer. These customers are offered a lower rate, compared to their current contracted rate, but the term of their contract is extended up to five more years. Consequently, Just Energy may experience a reduction in margins in the short term but will gain additional future margins.

Consumer (Residential) Energy division
The sale of gas and electricity to customers of 15 RCEs and less is undertaken by the Consumer Energy division.  The marketing of energy products of this division is primarily done door-to-door through 1,000 independent contractors, the Momentis network marketing operation and Internet-based and telephone marketing efforts. Approximately 51% of Just Energy’s customer base resides within the Consumer Energy division, which is currently focused on longer-term price-protected and variable rate offerings of commodity products, JustGreen and JustClean. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer Energy independent contractors also offer these products.

Commercial Energy division
Customers with annual consumption over 15 RCEs are served by the Commercial Energy division.  These sales are made through three main channels: door-to-door commercial independent contractors; inside commercial sales representatives; and sales through the broker channel using the commercial platform acquired with the Hudson purchase. Commercial customers make up about 49% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Margin per RCE for this division is lower than consumer margins but customer aggregation costs and ongoing customer care costs are lower as well on a per RCE basis.  Commercial customers tend to have combined attrition and failed-to-renew rates that are lower than those of consumer customers.

Home Services division
NHS began operations in April 2008 and provides Ontario residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tanks and tankless water heaters and high efficiency furnaces and air conditioners. NHS markets through approximately 190 independent contractors in Ontario. See page 20 for additional information.

Ethanol division
Just Energy owns and operates Terra Grain Fuels, a 150-million-litre capacity wheat-based ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers dried grain (“DDG”). On January 4, 2011, Just Energy acquired the 33.3% interest in TGF that was previously owned by EllisDon Design Build Inc. (“EllisDon”) pursuant to a put option exercised by EllisDon. See page 21 for additional information on TGF.

7.

Network Marketing division
Just Energy owns and operates Momentis, a network marketing company operating within Canada and the U.S. Independent representatives educate consumers about the benefits of energy deregulation and sell them products offered by Just Energy as well as a number of other products. Independent representatives are rewarded through commissions earned based on new customers added. As of March 31, 2012, there were approximately 47,800 independent representatives.

Solar division
Hudson Energy Solar, a solar project development platform operating in New Jersey, Pennsylvania and Massachusetts, brings renewable energy directly to the consumer, enabling them to reduce their environmental impact and energy costs. HES installs solar systems on residential or commercial sites, maintaining ownership of the system and providing maintenance and monitoring of the system for a period of up to 20 years. HES sells the energy generated by the solar panels back to the customer. This division will contribute to operating metrics through commodity sales, renewable energy credit offset sales and tax incentives. As of March 31, 2012, the division has made commitments of approximately $90.7 million with the status of the associated projects ranging from contracted to completed.

8.

ADJUSTED EBITDA
For the years ended March 31
(thousands of dollars, except per share/unit amounts)

	Fiscal 2012	Per share	Fiscal 2011	Per share	Fiscal 2010	Per unit
Reconciliation to income statement
Profit attributable to shareholders of Just Energy	$(126,522)	$(0.89)	$355,076	$2.57	$231,496	$1.79
Add:
Finance costs	60,935		59,883		16,134
Provision for income tax expense	37,527		173,439		(100,260)
Capital tax	-		188		522
Amortization	140,697		148,805		70,826
EBITDA	$112,637	$0.80	$737,391	5.34	$218,718	$1.69
Add (subtract):
Change in fair value of derivative instruments	96,345		(506,047)		1,282
Base EBITDA	208,982	$1.48	231,344	$1.68	220,000	$1.70
Add (subtract):
Selling and marketing expenses to add gross margin	80,007		36,428		32,967
Maintenance capital expenditures	(5,864)		(8,818)		(16,663)
Adjusted EBITDA	$283,125	$2.00	$258,954	$1.88	$236,304	$1.83
Adjusted EBITDA
Gross margin per financial statements	$517,489	$3.66	$481,562	$3.49	$415,333	$3.21
Add (subtract):
Administrative expenses	(122,397)		(109,400)		(88,423)
Selling and marketing expenses	(177,302)		(133,607)		(95,760)
Bad debt expense	(28,514)		(27,650)		(17,940)
Stock based compensation	(10,662)		(9,914)		(4,754)
Amortization included in cost of sales/selling and marketing expenses	26,617		22,266		4,381
Other income	6,702		7,235		3,515
Transaction costs	(1,101)		(1,284)		-
Proportionate share of loss from the joint venture	(1,971)		-		-
Minority interest	121		2,136		3,648
Base EBITDA	208,982	$1.48	231,344	$1.68	$220,000	$1.70
Selling and marketing expenses to add gross margin	80,007		36,428		32,967
Maintenance capital expenditures	(5,864)		(8,818)		(16,663)
Adjusted EBITDA	$283,125	$2.00	$258,954	$1.88	$236,304	$1.83
Cash distributions/dividends (includes Special Distribution)
Distributions and dividends	$171,381		$161,585	$175,517
Class A preference share distributions	-		4,896		7,580
Restricted share grants/unit appreciation rights and deferred share grant/unit grant distributions	4,001		3,523		2,108
Total distributions/dividends	$175,382	$1.24	$170,004	$1.24	$185,205	$1.43
Adjusted fully diluted average number of units/shares outstanding1	141.4m		138.1m		129.4m

1The per share/unit amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

9.

Base EBITDA differs from EBITDA in that the impact of the mark to market gains (losses) from the financial instruments is removed. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold at future fixed prices. Just Energy ensures that the value of customer contracts is protected by entering into fixed-price supply contracts. Under IFRS, the value of the customer contracts is not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy.

For Adjusted EBITDA, selling and marketing expenses used for increasing gross margin are also removed along with maintenance capital expenditures being deducted. As a corporation, management believes that Adjusted EBITDA is the best measure of operating performance.

Adjusted EBITDA amounted to $283.1 million ($2.00 per share) for fiscal 2012, an increase of 9% (7% per share) from $259.0 million ($1.88 per share) in the prior year. The increase is attributable to the increase in gross margin, offset by higher operating expenses. Gross margin increased 7% (5% per share) overall with energy marketing gross margin increasing by 1% and margin contributions from  NHS and TGF increasing 78% and 31%, respectively, versus the prior fiscal year.

Administrative expenses increased by 12% from $109.4 million to $122.4 million year over year. The increase over the prior comparable year was due to the inclusion of the administrative expenses relating to Fulcrum of $5.9 million and investments in growth for solar and network marketing expansion. Excluding the Fulcrum-related expenses, administrative expenses amounted to $116.5 million, a 6% increase over prior year in order to support the 10% organic growth in the customer base. A portion of the 6% non-Fulcrum growth is attributable to the Company’s expansion into new markets where investments have been made but the customer growth is not yet reflected in the results.

Selling and marketing expenses for the year ended March 31, 2012, were $177.3 million, a 33% increase from $133.6 million reported in the prior comparative year. This increase is attributable to the 9% increase in customer additions as well as the increased investments related to the build-out of the independent representative network by Momentis. Excluding the $37.3 million of costs associated with the building of Momentis, sales and marketing expenses increased by 5% to $140.0 million.

The sales and marketing expenses representing the costs associated with maintaining gross margin, which are deducted in Adjusted EBITDA, were $83.3 million for the year ended March 31, 2012, 2% lower than $84.8 million in the prior fiscal year.  Customers lost through attrition and failed to renew were 775,000 for the year up from 638,000 for the year prior reflecting a 17% higher customer base.  Margin growth from NHS and the TGF contributed to the offset of lost margin at a relatively low sales and marketing cost.

Bad debt expense was $28.5 million for the year ended March 31, 2012, a 3% increase from $27.7 million recorded for the prior comparable year. This increase is a result of the 15% increase in revenue for markets which Just Energy bears the bad debt risk year over year. For the year end March 31, 2012, the bad debt expense of $28.5 million represents approximately 2.4% of revenue in the jurisdictions where the Company bears the credit risk.

Dividends and distributions paid for the year ended March 31, 2012 were $175.4 million, an increase of 3% from the prior comparative year as a result of a higher number of shares outstanding. The payout ratio on Base EBITDA was 84% for the year ended March 31, 2012, versus 73% in fiscal 2011. For the year ended March 31, 2012, the payout ratio on Adjusted EBITDA was 62%, versus 66% in the prior year.

For further information on the changes in the gross margin, please refer to “Gas and electricity marketing” on page 15 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 21 through 23.

For the year ended March 31, 2010, gross margin was $415.3 million for the year, reflecting lower gas consumption from the winter months being warmer than expected. Administrative, sales and marketing and bad debt expenses amounted to $88.4 million, $95.8 million and $17.9 million, respectively. For fiscal 2010, adjusted EBITDA amounted to $236.3 million ($1.83 per unit) and payout ratio on Adjusted EBITDA was 78% for the year, reflecting higher distributions of $1.43 per unit due to a Special Distribution of $0.20 per unit being paid.

10.

Future embedded gross margin
Management's estimate of the future embedded gross margin is as follows:
(millions of dollars)
	As at	As at	March 2012 vs.	As at	March 2011 vs.
	March 31,	March 31,	March. 2011	March 31,	March 2010
	2012	2011	variance	2010	variance
Canada - energy marketing (CAD$)	$592.1	$632.6	(6)%	$783.1	(19)%
Home Services division (CAD$)	393.0	282.7	39%	176.7	60%
Canada - total (CAD$)	985.1	915.3	8%	959.8	(5)%
U.S. - energy marketing (US$)	994.1	835.6	19%	414.6	102%
Total (CAD$)	$1,976.8	$1,725.5	15%	$1,381.0	25%

Management’s estimate of the future embedded gross margin amounted to $1,976.8 million at as March 31, 2012, from $1,725.5 million, an increase of 15% from fiscal 2011. This is over and above the $484.4 million in margin realized by the energy marketing and home services divisions in fiscal 2012.  The future embedded gross margin for Canada was up 8% with 39% higher embedded margin from the Home Services division more than offsetting 6% lower margins from energy marketing. The decline in Canadian energy marketing embedded margin was primarily due to a net customer loss of 10% during the year. NHS embedded margins were up 39% in the year reflecting a 39% increase in installed customers over the year. The embedded margin for NHS represents the margin associated with the remaining average life of the customer contracts.

U.S. future embedded gross margin grew 19% over the year from US$835.6 million to US$994.1 million. The growth in energy marketing embedded margins for the year includes US$76 million of future margin associated with customers acquired from Fulcrum. Excluding this growth from the Fulcrum acquisition, the growth in energy marketing embedded gross margin was lower than the 10% organic growth in customer base as the commercial customers, which make up a growing percentage of new additions, by design have lower margins and shorter base contract terms than residential customers. However, the addition of commercial customers also results in lower customer aggregation costs and lower annual customer servicing costs, neither of which is captured in embedded margin.

The U.S. dollar strengthened 3% against the Canadian dollar over fiscal 2012, resulting in an increase of $27.7 million in future embedded gross margin when stated in Canadian dollars.

FUNDS FROM OPERATIONS
For the years ended March 31
(thousands of dollars, except per share/unit amounts)
	Fiscal 2012	Per share	Fiscal 2011	Per share	Fiscal 2010	Per unit
Cash inflow from operations	$144,390	$1.02	$145,555	$1.05	$158,273	$1.22
Add:
Increase in non-cash working capital	27,032		39,063			35,523
Dividend/distribution classified as finance cost	-		7,798			-
Other	121		354			-
Tax adjustment	3,957		4,914		3,237
Funds from operations	$175,500	$1.24	$197,684	$1.43	$197,033	$1.52

Payout ratio	100%		86%		94%
Add: marketing expense to add new gross margin	80,007		36,428		32,967
Less: maintenance capital expenditures	(5,864)		(8,818)		(16,663)
Adjusted funds from operations	$249,643	$1.77	$225,294	$1.63	$213,337	$1.65

Payout ratio	70%		75%		87%
Adjusted fully diluted average number of shares outstanding1	141.4m		138.1m		129.4m

11.

1The per share/unit amounts are calculated on an adjusted fully diluted basis, removing the impact of the $330m, $100m and $90m convertible debentures as all will be anti-dilutive in future periods.

Funds from operations represents the cash available for distribution to the shareholders of Just Energy. For the year ended March 31, 2012, funds from operations were $175.5 million ($1.24 per share), an 11% decrease from $197.7 million ($1.43 per share) in the prior year. This decrease is a result of the additional spending associated with the expansion of the solar and network marketing divisions in the current fiscal year, for which the benefit will not be recognized until future periods. The payout ratio on funds from operations was 100% for the year ended March 31, 2012, versus 86% in the prior year, reflecting investments made for future growth during the year.

Adjusted funds from operations is adjusted to deduct only the sales and marketing expenses associated with maintaining gross margin as well as the maintenance capital expenditures for the year. These expenditures totaled $85.9 million and, with the acquisition of Fulcrum, resulted in an increase in embedded future margin of $251.3 million. For the year ended March 31, 2012, adjusted funds from operations was $249.6 million ($1.77 per share), an increase of 11% over $225.3 million ($1.63 per share) in the prior year. Payout ratios were 70% for the year ended March 31, 2012, and 75% in the prior fiscal year.

For the year ended March 31, 2010, funds from operations amounted to $197.0 million ($1.52 per unit), resulting in a payout ratio of 94%, including the Special Distribution. Adjusted funds from operations was $213.3 million ($1.65 per unit) for fiscal 2010, resulting in a distribution payout ratio of 87%.

SELECTED CONSOLIDATED FINANCIAL DATA
(thousands of dollars, except where indicated and per share/unit amounts)

Just Energy has adopted IFRS as the basis for reporting financial results for fiscal 2012.  The comparative figures for fiscal 2011 have been restated in accordance with the Company’s IFRS accounting policies but fiscal 2010 results are prepared in accordance with Canadian GAAP. The following table provides selected financial information for the last three fiscal years.

Statements of operations data
For the years ended March 31
	Fiscal 2012	Fiscal 2011	Fiscal 2010
Sales	$2,785,269	$2,953,192	$2,299,231
Gross margin	517,489	481,562	415,333
Net income (loss)	(126,643)	352,940	231,496
Net income (loss) per share/unit - basic	(0.92)	2.77	1.81
Net income (loss) per share/unit- diluted	(0.92)	2.40	1.79

Balance sheet data
As at March 31
	Fiscal 2012	Fiscal 2011	Fiscal 2010
Total assets	$1,543,044	$1,590,026	$1,310,827
Long-term liabilities	999,608	890,657	824,393

2012 compared with 2011

Sales decreased by 6% from $3.0 billion in fiscal 2011 to $2.8 billion in fiscal 2012. The sales decline was the result of a gradual reduction in average price within the customer base as new customers signed, and customer renewals, are at lower prices than that of customers expiring or lost through attrition primarily as a result of the decrease in commodity market prices.

For the year ended March 31, 2012, gross margin increased by 7% to $517.5 million from $481.6 million reported in fiscal 2011. Gross margin related to energy marketing increased 1% year over year despite a 17% increase in customer base as a result of the warm winter temperatures impacting gas consumption across all markets and the increasing percentage of lower margin commercial customers within the overall book. Gross margin from TGF and NHS increased by 31% and 78%, respectively for the year ended March 31, 2012.

Net loss for fiscal 2012 amounted to $126.6 million, compared with net income of $352.9 million in fiscal 2011.  The change in net income (loss) is due to the change in fair value of the derivative instruments, which showed a loss of $96.3 million in fiscal 2012,

12.

versus a gain in fiscal 2011 of $506.0 million. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts, creating unrealized gains or losses depending on the supply pricing.

Total assets slightly decreased to $1.5 billion in fiscal 2012 as a result of the amortization of the intangible assets acquired through the Hudson acquisition.

Total long-term liabilities as of March 31, 2012 were $999.6 million representing a 12% increase over the fiscal 2011. Just Energy funded the Fulcrum acquisition effective October 1, 2011 by issuing $100 million in convertible debentures, which as at March 31, 2012, were valued at $85.9 million in long-term debt. Offsetting this increase other long-term liabilities have decreased in fiscal 2012 primarily due to the movement from long term liabilities to short term liabilities.

2011 compared with 2010

Just Energy adopted IFRS effective April 1, 2010. As a result, fiscal 2011 results were prepared in accordance with IFRS. For the year ended March 31, 2010, the financial results were reported using Canadian GAAP. This 2011 to 2010 comparison considers the changes between the fiscal 2011 results reported under IFRS and the fiscal 2010 results reported under Canadian GAAP.

Sales increased by 28% in fiscal 2011 due to a 45% net increase in customers as a result of 999,000 new additions and the acquisition of Hudson. Effective May 1, 2010, Just Energy completed the acquisition of 660,000 largely commercial Hudson customers and issued $330 million of convertible debentures in order to finance the acquisition. For further information on the acquisition, see page 5. As at March 31, 2011, commercial customers made up 40% of the Just Energy customer base, and while there are lower margins associated with these customers, the associated expenses to acquire and maintain are lower on a per RCE basis. Gross margin increased to $481.6 million or 16% over fiscal 2010.

Net income increased by 52% from $231.5 million ($1.79 per unit) in fiscal 2010 to $352.9 million ($2.56 per share) in fiscal 2011. The change in net income relates primarily to the change in fair value of the derivative instruments, which showed a gain in fiscal 2011 of $506.0 million versus a loss of $1.3 million in fiscal 2010 as well as strong operating results for the year. Offsetting this increase is the income tax provision of $173.4 million for fiscal 2011, versus an income tax recovery of $100.3 million in fiscal 2010.

Total assets increased by 21% to $1.6 billion in fiscal 2011. The largest components of this change relate to the property, plant and equipment, intangible assets, goodwill and contract initiation costs recorded as part of the Hudson acquisition.

Total long-term liabilities of $890.7 million represent an 8% increase over fiscal 2010. Just Energy funded the Hudson acquisition by issuing $330 million in convertible debentures, which as at March 31, 2011, were valued at $286.4 million and recorded in long-term debt. Other long-term liabilities also decreased in fiscal 2011 primarily due to the change in mark to market valuation of future supply positions.

13.

SUMMARY OF QUARTERLY RESULTS
(thousands of dollars, except per share/unit amounts)
Q4	Q3	Q2	Q1
fiscal 2012	fiscal 2012	fiscal 2012	fiscal 2012
Sales	$820,412	$738,614	$600,043	$626,200
Gross margin	173,260	147,407	102,561	94,261
Administrative expenses	34,031	31,308	28,774	28,284
Finance costs	16,426	16,377	14,340	13,792
Net income (loss)	(76,895)	(97,386)	(3,494)	51,132
Net income (loss) per share – basic	(0.55)	(0.70)	(0.03)	0.37
Net income (loss) per share – diluted	(0.55)	(0.70)	(0.03)	0.35
Dividends/distributions paid	44,152	43,934	43,691	43,605
Base EBITDA	76,948	63,563	38,604	29,867
Adjusted EBITDA	109,287	88,513	47,894	37,431
Payout ratio on Base EBITDA	57%	69%	113%	146%
Payout ratio on Adjusted EBITDA	40%	50%	91%	116%

Q4	Q3	Q2	Q1
fiscal 2011	fiscal 2011	fiscal 2011	fiscal 2011
Sales	$941,334	$744,296	$657,878	$609,684
Gross margin	172,599	132,084	96,719	80,355
Administrative expenses	28,367	26,299	25,963	28,841
Finance costs	13,646	15,679	1	12,823	1	9,937	1
Net income (loss)	37,119	178,468	(133,436)	270,789
Net income (loss) per unit – basic	0.27	1.41	(1.07)	2.19
Net income (loss) per unit – diluted	0.23	1.16	(1.07)	1.78
Distributions paid	43,208	42,450	42,276	42,070
Base EBITDA	109,282	68,823	31,441	21,798
Adjusted EBITDA	114,934	76,800	37,497	29,726
Payout ratio on Base EBITDA	40%	62%	134%	193%
Payout ratio on Adjusted EBITDA	38%	55%	113%	142%

1Excludes distributions paid to holders of Exchangeable Shares prior to Conversion included as finance costs under IFRS.

Just Energy’s results reflect seasonality, as consumption is greatest during the third and fourth quarters (winter quarters).  While year over year quarterly comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base EBITDA and Adjusted EBITDA and lower payout ratios in the third and fourth quarters and lower Base EBITDA and Adjusted EBITDA and higher payout ratios in the first and second quarters.

Analysis of the fourth quarter
Sales decreased by 13% quarter over quarter to $820.4 million from $941.3 million. Sales from gas and electricity marketing decreased by 14% quarter over quarter primarily as a result of lower commodity prices as well as lower gas consumption due to the extremely warm winter temperatures across Just Energy’s gas markets versus relatively cold weather of the prior year. This decrease was partially offset by higher sales for NHS and TGF. Gross margin was flat quarter over quarter due to the increase in gross margin contribution from NHS and TGF offsetting the 4% lower gross margin from energy marketing.  The decline in energy marketing gross margin was attributable to the extremely warm winter weather in Just Energy markets and the impact on natural gas consumption.  Heating degree days in Just Energy’s primary gas markets were 10% to 15% warmer than normal in January and February, with March being 38% warmer than normal.  Gross margin percentage increased to 21% for fiscal 2012 versus 18% for fiscal 2011 due to improved margin per customer in energy marketing and improved results at NHS and TGF.

14.

The change in fair value of derivative instruments resulted in a loss of $90.2 million for the current quarter, in comparison with a gain of $139.7 million in the fourth quarter of the prior fiscal year.   Net loss for the three months ended March 31, 2012 was $76.9 million, representing a loss per share of $0.55.  For the prior comparative quarter, net income was $37.1 million, representing income of $0.27 and $0.23 on a basic and diluted per share basis, respectively.  The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at future fixed prices, minimizing any impact of mark to market gains and losses.

Adjusted EBITDA decreased by 5% to $109.3 million for the three months ended March 31, 2012. This decrease is attributable to the weather impact on energy marketing and higher administrative, bad debt and selling and marketing expenses to maintain gross margin, Base EBITDA (after all selling and marketing costs) decreased by 30% to $76.9 million for the three months ended March 31, 2012, down from $109.3 million in the prior comparable quarter primarily as a result of higher investment in the solar and network marketing divisions as well as investments to open new geographic territories for energy marketing.  These expenditures will support future growth for the Company. For the three months ended March 31, 2012, the provision for income tax expense amounted to $15.8 million versus the prior comparative period expense of $162.0 million, which was a result of a change in the deferred tax rate due to the Conversion.

Dividends/distributions paid were $44.2 million, a 2% increase from $43.2 million paid in the prior comparative quarter. The increase is due to the higher number of outstanding shares as the annual dividend/distribution rate was unchanged at $1.24 per year. Payout ratio on Adjusted EBITDA was 40% for the three months ended March 31, 2012, compared with 38% in the prior comparable quarter.

GAS AND ELECTRICITY MARKETING
For the years ended March 31
(thousands of dollars)
			Fiscal 2012			Fiscal 2011
Sales	Gas	Electricity	Total	Gas	Electricity	Total
Canada	$476,020	$489,043	$965,063	$660,036	$619,985	$1,280,021
United States	407,037	1,230,810	1,637,847	525,714	1,015,347	1,541,061
	$883,057	$1,719,853	$2,602,910	$1,185,750	$1,635,332	$2,821,082
Increase (decrease)	(26)%	5%	(8)%

Gross margin	Gas	Electricity	Total	Gas	Electricity	Total
Canada	$85,222	$93,151	$178,373	$94,200	$94,749	$188,949
United States	54,918	223,081	277,999	78,563	183,922	262,485
	$140,140	$316,232	$456,372	$172,763	$278,671	$451,434
Increase (decrease)	(19)%	13%	1%

Sales for the year ended March 31, 2012 were $2.6 billion, a decrease of 8% from $2.8 billion in the prior year. The sales decline reflects the impact of the decrease in commodity prices within contracts signed in recent periods and the impact on gas consumption of the extremely warm temperatures during the third and fourth quarters. Because of the lower commodity prices, Just Energy has experienced a gradual reduction in average price within the customer base as new customers signed, and customer renewals are at lower prices than that of customers expiring or lost through attrition.

Gross margins were $456.4 million for the year, an increase of 1% from the $451.4 million earned during the year ended March 31, 2011. The increase in gross margin is primarily a result of the record number of customers added through marketing and the Fulcrum acquisition, offset by the impact from the warm winter partially mitigated through weather derivative options.

Gas
Sales were $883.1 million for the year ended March 31, 2012, down 26% from $1,185.8 million in the prior year. Gross margins were $140.1 million for fiscal 2012, a decrease of 19% from $172.8 million in the prior year. The number of gas customers has decreased by 10% during the fiscal year.

Just Energy entered into weather index derivatives for the period from November 1, 2011 through to March 31, 2012 with the intention of reducing gross margin fluctuations from extreme weather. The maximum payout cap on the options was $15 million. The weather during the third quarter was approximately 10% to 15% warmer than normal and accounted for approximately $9 million of

15.

the total option payout. For the fourth quarter, weather remained approximately 10% to 15% warmer for January and February, absorbing the remainder of the payout cap, but then the weather was approximately 38% warmer than normal in the month of March. The impact from the record warm winter was lost gross margin of approximately $28 million, offset by the $15 million payout from the weather index derivative.

Canada
Canadian gas sales were $476.0 million, a decrease of 28% from $660.0 million recorded for the year ended March 31, 2011. Gross margin totalled $85.2 million, down 10% from the prior comparative year. The decrease in sales is a result of the decline in commodity prices reflected in recent contract offerings, the 15% smaller customer base and lower consumption due to the extremely warm winter.  Gross margin was 10% lower in fiscal 2012 than the prior year due to the smaller customer base and lower consumption of gas, offset by higher realized margin per customer.

After allowance for balancing and inclusive of acquisitions, realized average gross margin per customer (“GM/RCE”) for the year ended March 31, 2012, amounted to $178/RCE compared to $160/RCE for the prior year. The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States
For the year ended March 31, 2012, gas sales totalled $407.0 million, a decrease of 23% from $525.7 million in the prior year. Gross margin for the gas markets in the U.S. was $54.9 million, a 30% decrease versus $78.6 million reported in the prior year. Total gas customers in the U.S decreased by 4% during fiscal 2012.  The lower sales and gross margin were the result of a lower consumption due to warmer than usual winter weather and the overall decrease in customer base. The lower commodity price environment and its impact on recently signed contracts also contributed to the decline in gas sales in the U.S. year over year.

Average realized gross margin after all balancing costs for the year ended March 31, 2012, was $113/RCE, a decrease from $141/RCE.  In addition to the impact from weather, a higher proportion of commercial customers were added which have lower margins per RCE by design.  The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Georgia and California.

Electricity
Sales for fiscal 2012 were $1,719.9 million, an increase of 5% from $1,635.3 million for the year ended March 31, 2011. Gross margin was $316.2 million, up 13% from $278.7 million in the prior year. The number of electricity customers has increased by 32% during the past year.

Canada
Electricity sales were $489.0 million for the year ended March 31, 2012, a decrease of 21% from the prior comparable year due to a 5% decline in RCEs as well as new variable rate products offered at lower sales prices. Gross margin decreased by 2% year over year to $93.2 million versus $94.7 million in the prior year. The substantially lower decline in margin versus customers was largely due to higher margins associated with the JustGreen product offerings as well as some attractive variable rate products.

Realized average gross margin per customer in Canada after all balancing and including acquisitions for the year ended March 31, 2012, amounted to $141/RCE, an increase from $127/RCE in the prior year.  The GM/RCE value includes an appropriate allowance for the bad debt expense in Alberta.

United States
Electricity sales in the U.S. were $1,230.8 million for the year ended March 31, 2012, an increase of 21% from $1,015.3 million in the prior year. Gross margin for electricity in the U.S was $223.1 million, a 21% increase from $183.9 million recorded in fiscal 2011. Driving sales growth was the 53% increase in customer base during the year, as a result of strong additions through marketing and 240,000 RCEs added through the Fulcrum acquisition, effective October 1, 2011.  These Fulcrum customers had a limited impact on sales and margins as they will generate the majority of their annual revenue and margin in the first and second quarters (summer months).

Average gross margin per customer for electricity during the year decreased to $132/RCE, compared to $149/RCE in the prior year, as a result of a higher proportion of commercial customers added which have lower margins per RCE by design. The GM/RCE value for Texas, Pennsylvania, Massachusetts and California includes an appropriate allowance for the bad debt expense.

16.

LONG-TERM CUSTOMER AGGREGATION
	April 1,				Failed to	March 31,	% increase
	2011	Additions	Acquired	Attrition	renew	2012	(decrease)
Natural gas
Canada	656,000	63,000	-	(61,000)	(100,000)	558,000	(15)%
United States	574,000	135,000	-	(134,000)	(24,000)	551,000	(4)%
Total gas	1,230,000	198,000	-	(195,000)	(124,000)	1,109,000	(10)%
Electricity
Canada	736,000	102,000	-	(71,000)	(69,000)	698,000	(5)%
United States	1,348,000	791,000	240,000	(213,000)	(103,000)	2,063,000	53%
Total electricity	2,084,000	893,000	240,000	(284,000)	(172,000)	2,761,000	32%
Combined	3,314,000	1,091,000	240,000	(479,000)	(296,000)	3,870,000	17%

Gross customer additions for the year were 1,091,000, up 9% from the previous record 999,000 customers added through marketing in fiscal 2011. Net additions from marketing were 316,000 for the year versus  361,000 net customers added in fiscal 2011. The customer base increased by 17% during fiscal 2012, including the 240,000 customers acquired from Fulcrum effective October 1, 2011.

Consumer customer additions amounted to 429,000 for the fiscal year, effectively unchanged from the 428,000 customer additions recorded in fiscal 2011. Management continues to diversify its sales platform beyond door-to-door sales to include the Momentis network, telephone and online marketing channels.

Commercial additions were 662,000 for the year, a 16% increase from 571,000 additions in the previous fiscal year. The broker sales channel continues to expand across Just Energy’s existing markets.

Net additions from marketing exceeded 100,000 in both the third and fourth quarters, following growth of 45,000 and 44,000 respectively for the first and second quarter.  This reflects improved performance across each of the sales channels in both the Consumer and Commercial divisions.

Total gas customers decreased by 10% during the year, reflecting a difficult price environment with a large disparity between utility spot prices and the five-year prices. The extended period of low, stable gas prices has reduced the customer appetite for the stability of higher priced long-term fixed contracts. As a result, Just Energy has moved to a variety of consumer products that provide a different value proposition in the current environment. Successful new variable and monthly flat rate contracts are being sold while spot market prices remain stable.

Total electricity customers were up 32% during the year, with a 53% growth in the U.S. market and a 5% decrease in customers in the Canadian markets. The growth in the U.S. is a result of the strong additions and the 240,000 acquired Fulcrum customers, while the Canadian electricity market, particularly in Ontario, continues to face competitive challenges due to low utility pricing.

JustGreen and JustClean
Sales of the JustGreen products remain strong despite premium pricing in a low-price environment. The JustGreen program allows customers to choose to purchase units of green energy in the form of renewable energy or carbon offsets, in an effort to reduce greenhouse gas emissions. When a customer purchases a unit of green energy, it creates a contractual obligation for Just Energy to purchase a supply of green energy at least equal to the demand created by the customer’s purchase. A review was conducted by Grant Thornton LLP of Just Energy’s Renewable Energy and Carbon Offsets Sales and Purchases report for the period from January 1, 2011, through December 31, 2011, validating the match of Just Energy’s renewable energy and carbon offset purchases against customer contracts. Just Energy has contracts with over 25 carbon offset and renewable energy projects across North America and is actively pursuing new projects to meet our growing demand for green energy alternatives. Just Energy purchases carbon offsets and renewable energy credits for the current and future use of our customers. Our purchases help developers finance their projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, Quebec, British Columbia, Alberta, Michigan, New York, Ohio, Illinois and Pennsylvania. JustGreen electricity is sold in Ontario, Alberta, New York, Texas and Pennsylvania. Of all consumer customers who contracted with Just Energy in the past year, 29% took JustGreen for some or all of their energy needs. On

17.

average, these customers elected to purchase 84% of their consumption as green supply. In the previous year, 36% of the consumer customers who contracted with Just Energy chose to include JustGreen for an average of 90% of their consumption.  The reduction in green take up is primarily related to our gas consumers and the high premium on the product in a low commodity price environment.  Overall, JustGreen now makes up 10% of the Consumer gas portfolio, up from 6% a year ago. JustGreen makes up 12% of the Consumer electricity portfolio, up from 10% a year ago.

In addition, JustClean products are being offered in some markets within Canada. JustClean products are carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. The JustClean product can be offered in all states and provinces and is not dependent on energy deregulation. The Company is exploring opportunities to expand this product offering to new markets throughout the U.S. and Canada, both regulated and deregulated.

Attrition
	Fiscal 2012	Fiscal 2011
Natural gas
Canada	10%	10%
United States	24%	23%
Electricity
Canada	9%	10%
United States	13%	17%
Total attrition	13%	15%

The primary contributing factor to attrition rates experienced in fiscal 2012 is that most customers signed in the past three years are on prices consistent with current market prices. The attrition from these customers and their eventual renewal will benefit from this pricing; in addition, there are generally lower attrition rates among the growing base of commercial customers. The average rate of attrition declined by 2% to 13%, continuing the trend of improvement seen since the real estate crisis of 2008.

Natural gas
The annual natural gas attrition in Canada was 10% for the year, unchanged from the attrition rate reported in the prior year. In the U.S., annual gas attrition was 24%, a slight increase from 23% experienced a year prior.

Electricity
The annual electricity attrition rate in Canada was 9%, slightly lower than the 10% reported in the prior year. Electricity attrition in the U.S. was 13% for fiscal 2012, a decrease from 17% reported for the prior fiscal year, due to the increasing commercial customer base that has historically experienced lower attrition rates.

Renewals
	Consumer		Commercial
	Fiscal 2012	Fiscal 2011	Fiscal 2012	Fiscal 2011
Natural gas
Canada	52%	69%	61%	49%
United States	85%	73%	62%	77%
Electricity
Canada	51%	63%	59%	58%
United States	87%	75%	64%	60%
Total renewals - consumer and commercial divisions	64%	65%
The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Management’s targeted renewal rates for consumer customers are to be in the range of 70% overall, assuming commodity price volatility remains low. Renewal rates for commercial customers are expected to be more volatile than those of consumer customers as a commercial renewal is often a function of a competitive bid process and these customers regularly change suppliers. The combined renewal rate for all customers, both consumer and commercial, was 64%, for fiscal 2012 down slightly from 65% for the prior year.  It is anticipated that Canadian renewal rates and overall averages will improve towards target levels as more

18.

customers begin to renew off of market priced contracts in coming years.

19.

Gas and electricity contract renewals
This table shows the percentage of customers up for renewal in each of the following fiscal years:

	Canada – gas	Canada - electricity	U.S. - gas	U.S. - electricity
2013	33%	34%	24%	35%
2014	18%	15%	11%	16%
2015	18%	13%	13%	15%
2016	18%	20%	19%	15%
Beyond 2016	13%	18%	33%	19%
Total	100%	100%	100%	100%

All month-to-month customers, which represent 294,000 RCEs, are excluded in the table above.

GROSS MARGIN EARNED THROUGH NEW MARKETING EFFORTS

Annual gross margin per customer for new and renewed customers
The table below depicts the annual margins on contracts of residential and commercial customers signed during the quarter. This table reflects all margin earned on new additions and renewals including both the brown commodity and JustGreen. Customers added through marketing or renewal had lower margins than the customers lost through attrition or failure to renew due to the need to price closer to the very low utility floating rate alternative and substantially lower commodity prices on new contracts versus those up for renewal or lost to attrition. For large commercial customers, the average gross margin for new customers added was $82/RCE. The aggregation cost of these customers is commensurately lower per RCE compared to a residential customer.

 Annual gross margin per customer1
		Number of
	Fiscal 2012	customers
Consumer customers added in the year
- Canada – gas	$169	35,000
- Canada - electricity	123	46,000
- United States - gas	196	112,000
- United States – electricity	168	236,000
Average annual margin	170
Consumer customers renewed in the year
- Canada - gas	$165	49,000
- Canada - electricity	140	55,000
- United States - gas	205	38,000
- United States – electricity	163	41,000
Average annual margin	162
Consumer customers lost in the year
- Canada – gas	$193	117,000
- Canada – electricity	150	103,000
- United States – gas	211	142,000
- United States – electricity	210	159,000
Average annual margin	194

Commercial customers added in the year	$82	662,000
Commercial customers lost in the year	$117	254,000

1 Customer sales price less cost of associated supply and allowance for bad debt.

20.

HOME SERVICES DIVISION (NHS)

NHS provides Ontario residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes as well as high efficiency furnaces and air conditioners. NHS continues its strong customer growth with installations for the year amounting to 40,400 water heaters and 6,400 air conditioners and furnaces, compared with 38,200 water heaters and 3,400 air conditioner and furnace units installed in the prior comparable year. Overall, installations increased by 13%, although the increase in margin from the increased base is greater as the average monthly rental revenue for HVAC products is 2.5 times that of a water heater.  NHS currently markets through approximately 190 independent contractors.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of dividends, separate non-recourse financing of this capital is appropriate. NHS entered into a long-term financing agreement with Home Trust Company (“HTC”) for the funding of the water heaters, furnaces and air conditioners in the Enbridge Gas (January 2010) and Union Gas (July 2010) distribution territories. Under the HTC agreement, NHS receives funds equal to the amount of the five-, seven- or ten-year cash flow (at its option) of the water heater, furnace and air conditioner contracts discounted at the contracted rate, which is currently 7.99%. HTC is then paid an amount that is equal to the customer rental payments on the water heaters for the next five, seven or ten years as applicable. The funding received from HTC up to March 31, 2012, was $187.4 million. As at March 31, 2012, the balance outstanding was $147.2 million, with an average term of 6.1 years.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund dividends. The result will be an asset, which will generate strong cash returns following repayment of the HTC financing.  The embedded margin within the NHS contracts grew 39% to $393.0 million as at March 31, 2012 up from $282.7 million a year prior.  NHS also realized a margin of $28.0 million during the year in addition to the growth in embedded margin.

Selected financial information
For the years ended March 31
(thousands of dollars, except where indicated)
	Fiscal 2012	Fiscal 2011
Sales per financial statements	$35,642	$22,566
Cost of sales	7,663	6,869
Gross margin	27,979	15,697
Selling and marketing expenses	4,188	3,302
Administrative expenses	12,901	12,083
Finance costs	10,018	6,468
Capital expenditures	35,685	30,625
Amortization	1,799	1,902
Total number of water heaters, furnaces and air conditioners installed	165,400	118,600

Results from operations
For the year ended March 31, 2012, NHS had sales of $35.6 million for the year, up 58% from $22.6 million reported in fiscal 2011. Gross margin amounted to $28.0 million for the year ended March 31, 2012, an increase of 78% from $15.7 million reported in the prior year. The increase in sales was greater than the 39% increase in the number of units installed year over year due to a full year of revenue being earned from the installations during the prior year as well as the fact that revenue associated with HVAC installations is approximately 2.5 times that of a water heater unit. The cost of sales for the year ended March 31, 2012 was $7.7 million, of which $6.8 million represents the non-cash amortization of the installed water heaters, furnaces and air conditioners for the customer contracts signed to date. Administrative costs, which relate primarily to administrative staff compensation and warehouse expenses were $12.9 million for the year ended March 31, 2012, an increase of 7% year over year due to business growth.

Finance costs amounted to $10.0 million as a result of the financing arrangement with HTC. Capital expenditures, including installation costs, amounted to $35.7 million for the year ended March 31, 2012.

21.

ETHANOL DIVISION (TGF)
TGF continues to remain focused on improving the plant production and run time of the Belle Plaine, Saskatchewan, wheat-based ethanol facility. For the year ended March 31, 2012, the plant achieved an average production capacity of 80%, an increase from average production capacity of 78% in the prior year as a result of efficiencies gained.

Ethanol prices were, on average, $0.72 per litre and wheat prices averaged $213 per metric tonne for the year ended March 31, 2012. For the prior comparable year, average ethanol prices were $0.57 per litre and wheat prices were $168 per metric tonne. As at March 31, 2012, ethanol was priced at $0.59 per litre.

Selected financial information
For the years ended March 31
(thousands of dollars, except where indicated)
	Fiscal 2012	Fiscal 2011
Sales per financial statements	$130,491	$108,526
Cost of sales	112,659	94,901
Gross margin	17,832	13,625
Administrative expenses	8,229	11,231
Finance costs	6,485	6,862
Capital expenditures	250	267
Amortization	1,337	1,193

Results of operations
For the year ended March 31, 2012, TGF had sales of $130.5 million, a 20% increase from $108.5 million in the prior comparable year. Cost of sales amounted to $112.7 million, an increase of 19% from $94.9 million in the prior comparable year. During fiscal 2012, the plant produced 119.3 million litres of ethanol and 111,104 metric tonnes of DDG, resulting in a productive capacity of 80%. In the prior comparable year, TGF produced 117.7 million litres of ethanol and 111,417 metric tonnes of DDG and experienced an average production capacity of 78%.  Administrative expenses declined 27% due to a reclassification of certain costs to cost of sales.

TGF receives a federal subsidy related to the ecoEnergy for Biofuels Agreement initially signed on February 17, 2009, based on the volume of ethanol produced. The subsidy is $0.08 per litre for fiscal 2012. The subsidy amount declines through time to $0.05 per litre of ethanol produced in fiscal 2015, the last year of the agreement.

OVERALL CONSOLIDATED RESULTS

Administrative expenses
For the year ended March 31, 2012, administrative expenses were $122.4 million, an increase of 12% from $109.4 million in the prior year.

			% increase
	Fiscal 2012	Fiscal 2011	(decrease)
Energy marketing	$97,085	$83,558	16%
NHS	12,901	12,083	7%
TGF	8,229	11,231	(27)%
Other	4,182	2,528	65%
Total administrative expenses	$122,397	$109,400	12%

Energy marketing administrative costs were $97.1 million for fiscal 2012, an increase of 16% from $83.6 million for the year ended March 31, 2011. This increase is primarily attributable to the inclusion of $5.9 million in administrative costs related to the Fulcrum acquisition. Management did not anticipate any material synergies to be gained from the Fulcrum acquisition with respect to the administrative expenses. Excluding the Fulcrum-related costs, administrative expenses amounted to $91.2 million, a 9% increase in administrative expenses year over year as a result of the additional costs associated with supporting the growth in customer base. A portion of the 9% non-Fulcrum growth is attributed to the Company’s expansion into new markets where investments have been made but the customer growth is not yet reflected in the results.

22.

Selling and marketing expenses
Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs, were $177.3 million, an increase of 33% from $133.6 million in fiscal 2011. Excluding the $37.3 million of costs associated with the expansion of Momentis, sales and marketing expenses increased by 5% to $140.0 million. New customers signed by the sales force totaled 1,091,000 during fiscal 2012, an increase of 9% compared to 999,000 customers added through our sales channels in the prior year. The increase in sales and marketing costs was less than the increase in customers due to the large component of commercial customers added.  Commissions per RCE for commercial customers are lower than those of consumer customers.

Commissions related to obtaining and renewing Hudson commercial contracts are paid all or partially upfront or as residual payments over the life of the contract. If the commission is paid all or partially upfront, the amortization is included in selling and marketing expenses as the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned. Of the current total commercial customer base, approximately 62% are commercial broker customers and approximately 63% of these commercial brokers are being paid recurring residual payments. During the year ended March 31, 2012, $11.9 million in commission-related expenses was capitalized to contract initiation costs. Of the capitalized commissions, $2.8 million represents commissions paid to maintain gross margin and therefore is included in the maintenance capital deducted in the Adjusted EBITDA calculation.

Selling and marketing expenses to maintain gross margin are allocated based on the ratio of gross margin lost from attrition as compared to the gross margin signed from new and renewed customers during the year. Selling and marketing expenses to maintain gross margin were $83.3 million for the year ended March 31, 2012, a slight decrease from $84.8 million in fiscal 2011 as a result of the lower commission associated with the commercial customer additions.

Selling and marketing expenses to add new gross margin are allocated based on the ratio of net new gross margin earned on the customers signed, less attrition, as compared to the total gross margin signed from new customers during the period. Selling and marketing expenses to add new gross margin in the year ended March 31, 2012, totalled $80.0 million, of which, $37.3 million related to the building of the Network Marketing division.

In contrast to door-to-door marketing, there is an initial cost of building the Momentis channel as a result of the expansion of an independent representative base that will contribute to the number of customers on a go-forward basis. This cost is expensed immediately, with the margin for customer aggregation recognized over future periods. The customers signed by independent representatives are not customers that would normally been signed by the traditional door-to-door marketing channel and typically experience lower attrition and better renewal rates. It is expected that this division will become a significant cash flow generator in future periods.

Selling and marketing expenses included in Base EBITDA exclude amortization related to the contract initiation costs for Hudson and NHS. For the year ended March 31, 2012, the amortization amounted to $14.0 million, an increase of 13% from $12.4 million reported in the prior year.

The aggregation costs per customer for the year ended March 31, 2012, for residential and commercial customers signed by independent representatives and commercial customers signed by brokers were as follows:

	Residential	Commercial	Commercial broker
	customers	customers	customers
Natural gas
Canada	$223/RCE	$136/RCE	$66/RCE
United States	$188/RCE	$76/RCE	$25/RCE
Electricity
Canada	$210/RCE	$140/RCE	$35/RCE
United States	$161/RCE	$151/RCE	$35/RCE

Total aggregation costs	$181/RCE	$135/RCE	$35/RCE

The aggregation cost per customer added for all energy marketing for the year ended March 31, 2012, was $103/RCE. The $35/RCE average aggregation cost for the commercial broker customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $35/RCE per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $64 (1.8 x $35/RCE) to the quarter’s $35/RCE average aggregation cost for commercial broker customers reported above. For the prior

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comparable year, total aggregation costs per residential, commercial and commercial brokers were $173/RCE, $122/RCE and $35/RCE, respectively, with a combined cost of $104/RCE.

Bad debt expense
In Illinois, Alberta, Texas, Pennsylvania, California, Massachusetts, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer account collection for certain territories within Ontario. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the year ended March 31, 2012, Just Energy was exposed to the risk of bad debt on approximately 43% of its sales.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the year ended March 31, 2012, was $28.5 million, an increase of 3% from $27.7 million expensed for the year ended March 31, 2011. The bad debt expense increase was a result of a 15% increase in total revenues for the current year for the markets were Just Energy bears the credit risk to $1,187.2 million, including the additional revenue earned in Texas from the customers acquired from Fulcrum. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency. For the year ended March 31, 2012, the bad debt expense of $28.5 million represents 2.4% of relevant revenue, lower than the bad debt for fiscal 2011, which represented 2.7% of relevant revenue.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

Finance costs
Total finance costs for the year ended March 31, 2012 amounted to $60.9 million, an increase from $59.9 million recorded in fiscal 2011.  Excluding the $7.8 million of dividend payments made to holders of Exchangeable Shares and equivalents classified as finance costs under IFRS in the prior year, finance costs increased by 17%. The increase in costs primarily relates to the interest associated with the $330m convertible debentures (which was not in place for all of fiscal 2011), the $100m convertible debentures (which were issued in fiscal 2012) and the increase in NHS financing.  These costs were partially offset by the lower finance costs related to the credit facility.

 Foreign exchange
Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the year ended March 31, 2012, a foreign exchange unrealized loss of $2.4 million was reported in other comprehensive income (loss) versus $0.4 million in the prior year.

Overall, a weaker U.S. dollar decreases the value of sales and gross margin in Canadian dollars but this is partially offset by lower operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada.  U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are placed. Just Energy hedges between 25% and 90% of the next 12 months’ cross border cash flows depending on the level of certainty of the cash flow.

Provision for income tax
For the years ended March 31
(thousands of dollars)
	Fiscal 2012	Fiscal 2011
Current income tax provision	$662	$8,182
Future tax expense	36,865	165,257
Provision for income tax	$37,527	$173,439

Just Energy recorded a current income tax expense of $0.7 million for the year, versus $8.2 million of expense in fiscal 2011. The change is mainly attributable to a U.S. income tax recovery generated by higher tax losses incurred by the U.S. entities during the current year.

During this fiscal year, the mark to market losses from financial instruments decreased as a result of a change in fair value of these derivative instruments and, as a result, a deferred tax expense of $36.9 million was recorded for the year.  During the first three

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quarters of fiscal 2011, Just Energy was an income trust and as a result its timing differences between accounting and tax were booked at the income trust tax rate of 46.41%.  At the beginning of the fourth quarter of fiscal 2011, Just Energy was converted to a taxable Canadian corporation (see further comments below) and as a result from that point on, its timing differences were booked at the corporate tax rate of approximately 25% for deferred tax purposes.   As a result, there was a significant reduction of its deferred tax assets balance during the fourth quarter of fiscal 2011.   In addition, after the Conversion, the deferred tax assets related to the Class A preference shares were eliminated due to the redemption of those shares as part of the Conversion process. The combined effect of these factors led to a very significant deferred tax provision of $165.3 million recorded in fiscal 2011. No such issues arose during fiscal 2012 and as a consequence the deferred tax expense of the current year is much lower than that of the previous year.

After the Conversion on January 1, 2011, Just Energy was taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian liabilities and assets recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. For fiscal 2012, taxable income of Canadian corporations under Just Energy is subject to a tax rate of approximately 27% for current tax purposes.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates.  A deferred tax asset will be recognized for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Liquidity and capital resources
Summary of cash flows
(thousands of dollars)
	Fiscal 2012	Fiscal 2011
Operating activities	$144,390	$145,555
Investing activities	(205,247)	(318,847)
Financing activities, excluding distributions/dividends	162,940	346,290
Effect of foreign currency translation	326	(908)
Increase in cash before distributions/dividends	102,409	172,090
Distributions/dividends (cash payments)	(146,822)	(134,589)
Increase (decrease) in cash	(44,413)	37,501
Cash – beginning of year	97,633	60,132
Cash – end of year	$53,220	$97,633

Operating activities
Cash flow from operating activities for the year ended March 31, 2012, was $144.4 million, a slight decrease from $145.6 million in the prior year.  The increase in gross margin was offset by higher selling and general and administrative expenses resulting in cash flow from operations being relatively flat year over year.

Investing activities
Just Energy purchased capital assets totalling $74.8 million during the year, an increase from $33.4 million in the prior fiscal year. Just Energy’s capital spending related primarily to the Home Services and Solar divisions.

Financing activities
Financing activities, excluding distributions/dividends, relates primarily to the issuance and repayment of long-term debt. During the year, $464.5 million in long-term debt was issued, largely resulting from the $100m convertible debentures issued on September 22, 2011 for funding the Fulcrum acquisition and additional funding received by NHS for financing. Long-term debt amounting to $288.0 million was repaid during the year. In the prior year, $484.8 million was issued in long-term debt relating to the $330 million in debenture to finance the acquisition of Hudson, the credit facility and NHS financing with $150.4 million being repaid.

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As of March 31, 2012, Just Energy had a credit facility of $350 million expiring on December 31, 2013. As Just Energy continues to expand in the U.S. markets, the need to fund working capital and collateral posting requirements will increase, driven primarily by the number of customers aggregated, and to a lesser extent, by the number of new markets. Based on the markets in which Just Energy currently operates and others that management expects the Company to enter, funding requirements will be fully supported through the credit facility.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. For residential customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.

The elapsed period between the time a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas, Just Energy receives payment directly from the customer.

Distributions/dividends (Cash payments)
During the year ended March 31, 2012, Just Energy made cash distributions/dividends to its shareholders and holders of restricted share grants and deferred share grants in the amount of $146.8 million, compared to $134.6 million in the prior year.

Just Energy maintains its annual dividend rate at $1.24 per share, the same rate that was previously paid for distributions. Investors should note that in the past, due to the dividend reinvestment plan (“DRIP”), a portion of dividends (and prior to January 1, 2011, distributions) declared are not paid in cash. Under the program, shareholders can elect to receive their dividends in shares at a 2% discount to the prevailing market price rather than the cash equivalent. For the year ended March 31, 2012, $8.7 million of the dividends were paid in shares under the DRIP. The DRIP was suspended as of February 1, 2012, with the approval of the normal course issuer bid and remained suspended as at March 31, 2012.

Just Energy will continue to utilize its cash resources for expansion into new markets and, grow its existing energy marketing customer base, JustGreen and JustClean products, Solar and Home Services divisions, and make accretive acquisitions of customers as well as add dividends to its shareholders.

At the end of the quarter, the annual rate for dividends per share was $1.24. The current dividend policy provides that shareholders of record on the 15th day of each month or the first business day thereafter receive dividends at the end of the month.

BALANCE SHEET AS AT MARCH 31, 2012, COMPARED TO MARCH 31, 2011

Cash decreased from $97.6 million as at March 31, 2011, to $53.2 million. The utilization of the credit facility increased from $53.0 million to $98.5 million. The decrease in cash and the increase in the utilization of the credit facility is a result of the funding requirements of the Solar and Networking Marketing divisions.

As at March 31, 2012, trade receivables and unbilled revenue amounted to $299.9 million and $130.8 million, respectively, compared to one year earlier when the trade receivables and unbilled revenue amounted to $281.7 million and $112.1 million, respectively. Trade payables have increased from $275.5 million to $287.1 million in the past year. The increase in accounts receivable and payable are a result of the Fulcrum acquisition.

As at March 31, 2012, Just Energy had delivered more gas to the LDCs than had been consumed by customers in Ontario, Manitoba, Quebec and Michigan, resulting in gas delivered in excess of consumption and deferred revenue of $12.8 million and $12.0 million respectively.  This build-up of inventory at the LDCs is a result of the consumption being lower than expected with the much warmer than normal temperatures experienced in the winter months.  At March 31, 2011, Just Energy had accrued gas receivable and payable amounting to $26.5 million and $19.4 million, respectively, as a result of customers’ gas consumption being greater than that which had been delivered to the LDCs. In addition, gas in storage increased from $6.1 million as at March 31, 2011 to $11.5 million as at March 31, 2012 due to lower consumption as a result of the mild winter temperatures.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in net income and, accordingly, shareholders’ equity from year to year due to commodity price volatility.  Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the goodwill, acquired customer contracts as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Hudson and Universal purchases.  As a result of the Fulcrum acquisition, the

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intangible assets increased by $116.2 million during the year.  The total intangible asset balance decreased to $543.8 million, from $640.2 million as at March 31, 2011, as a result of amortization.

Long-term debt (excluding the current portion) has increased from $507.5 million to $679.1 million in the year ended March 31, 2012, primarily as a result of the issuance of the $100 million convertible debentures during the year as well as an increase in NHS financing.

Long-term debt and financing
(thousands of dollars)
	As at March 31,	As at March 31,
	2012	2011
Just Energy credit facility	$98,455	$53,000
TGF credit facility	32,046	36,680
TGF debentures	35,818	37,001
NHS financing	147,220	105,716
$90m convertible debentures	86,101	84,706
$330m convertible debentures	291,937	286,439
$100m convertible debentures	85,879	-

Just Energy credit facility
Just Energy holds a $350 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, The Bank of Nova Scotia, Toronto Dominion Bank and Alberta Treasury Branches.  Under the terms of the credit facility, Just Energy was able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 3.38%, prime rate advances at rates of interest that vary between bank prime plus 1.88% and 2.38%, and letters of credit at rates that vary between 2.88% and 3.38%.  Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding among others, TGF and NHS, and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at March 31, 2012 and 2011, all of these covenants had been met.

TGF credit facility
A credit facility of up to $50 million was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a prime rate plus 3% with principal repayments scheduled to commence on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, a mortgage on title to the land owned by TGF and a general security interest on all other current and acquired assets of TGF.  The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital.  The covenants were measured as of March 31, 2012, and TGF failed to meet all required covenants.  The non-compliance was waived by the lenders but did result in a non-compliance fee of $0.1 million representing 0.25% of the loan balance as of March 31, 2012. The non-compliance fee was accrued as at March 31, 2012.

TGF debentures
A debenture purchase agreement with a number of private parties providing for the issuance of up to $40 million aggregate principal amount of debentures was entered into in 2006. On April 1, 2011, the interest rate was increased to 12%. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants, has been extended to May 15, 2014, with a call right any time after April 1, 2013.  On March 31, 2012, TGF agreed with the debenture holders to increase the quarterly blended payments to $1.2 million.  TGF also agreed to make an additional debt repayment after March 31, 2012, if the cash flow from operations exceeds $0.5 million for fiscal 2013, provided that this type of payment will not create a non-compliance issue for the corporation under the TGF credit facility.

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NHS financing
NHS has entered into a long-term financing agreement with HTC for the funding of new and existing rental water heater and HVAC contracts. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the first five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater and air conditioner and furnace contracts for the first five, seven or ten years, respectively. Under the agreement, up to one-third of rental agreements may be financed for each of the seven- or ten-year terms. As at March 31, 2012, the average term of the HTC funding was 6.1 years.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge Gas distribution territory and 5% in the Union Gas distribution territory of the outstanding balance of the funded amount is deducted and deposited to a reserve account in the event of default. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS. HTC holds security over the contracts and equipment it has financed. NHS is required to meet a number of non-financial covenants under the agreement and, as at March 31, 2012, all of these covenants had been met.

$90m convertible debentures
In conjunction with the acquisition of Universal on July 1, 2009, Just Energy assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a face value of $90 million.  The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on March 31 and September 30 of each year. As at March 31, 2012, each $1,000 principal amount of the $90m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 34.09 Just Energy common shares, representing a conversion price of $29.33 per share. Pursuant to the $90m convertible debentures, if Just Energy fixes a record date for the payment of a dividend on its shares, the conversion price shall be adjusted in accordance therewith.

On and after October 1, 2010, but prior to September 30, 2012, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

$330m convertible debentures
To fund the acquisition of Hudson, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures issued on May 5, 2010. The $330m convertible debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 in each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share.

The $330m convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the debentures may be redeemed by Just Energy, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price.  On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

$100m convertible debentures
On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures which was used to purchase Fulcrum. The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, commencing March 31, 2012 and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85.

The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014.  After September 30, 2014 and prior to September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to

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their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

CONTRACTUAL OBLIGATIONS
In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

Payments due by period
(thousands of dollars)
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$287,145	$287,145	$-	$-	$-
Bank indebtedness	1,060	1,060	-	-	-
Long-term debt (contractual cash flow)	833,962	97,611	252,570	26,433	457,348
Interest payments	261,069	47,800	84,304	67,215	61,750
Property and equipment lease agreements	35,184	8,296	12,231	7,570	7,087
Grain production contracts	8,236	7,876	360	-	-
Commodity supply purchase commitments	2,596,314	1,363,421	1,057,222	175,049	622
	$4,022,970	$1,813,209	$1,406,687	$276,267	$526,807

Other obligations
In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the consolidated financial statements.  In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

TRANSACTIONS WITH RELATED PARTIES
Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

CRITICAL ACCOUNTING ESTIMATES
The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

Accrued gas receivable/Accrued gas payable
Accrued gas receivable results when customers consume more gas than has been delivered by Just Energy to the LDCs. These estimates are stated at net realizable value. Accrued gas payable represents Just Energy’s obligation to the LDC with respect to gas consumed by customers in excess of that delivered and valued at net realizable value. This estimate is required for the gas business unit only, since electricity is consumed at the same time as delivery. Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Gas delivered in excess of consumption/Deferred revenues
Gas delivered to LDCs in excess of consumption by customers is valued at the lower of cost and net realizable value. Collections from LDCs in advance of their consumption results in deferred revenues, which are valued at net realizable value. This estimate is required

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for the gas business unit only since electricity is consumed at the same time as delivery.  Management uses the current average customer contract price and the current average supply cost as a basis for the valuation.

Allowance for doubtful accounts
Just Energy assumes the credit risk associated with the collection of all customers’ accounts in Alberta, Illinois, Texas, Pennsylvania, California, Massachusetts, Michigan and Georgia. In addition, for large direct-billed accounts in B.C., New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer accounts within certain territories in Ontario. Management estimates the allowance for doubtful accounts in these markets based on the financial conditions of each jurisdiction, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.

Goodwill
In assessing the value of goodwill for potential impairment, assumptions are made regarding Just Energy’s future cash flow.  If the estimates change in the future, Just Energy may be required to record impairment charges related to goodwill. An impairment review of goodwill was performed as at March 31, 2012, and as a result of the review, it was determined that no impairment of goodwill existed.

FAIR VALUE OF DERIVATIVES FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure.  Effective July 1, 2008 Just Energy ceased the utilization of hedge accounting.  Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement.  Due to the commodity volatility and size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

JUST ENERGY COMMON SHARES
As at May 17, 2012, there were 139,348,926 common shares of JE outstanding.

NORMAL COURSE ISSUER BID
During the year, Just Energy announced that it had received approval to make a normal course issuer bid to purchase for cancellation up to 13,200,917 of its common shares, approximately 10% of the public float, during a 12-month period commencing December 16, 2011 and ending December 15, 2012. A maximum of 82,430 shares, approximately 25% of the average daily trading volume, may be purchased on any trading day. As at March 31, 2012, Just Energy purchased and cancelled 84,100 shares at an average price of $11.36 for total cash consideration of $1.0 million.

RECENTLY ISSUED ACCOUNTING STANDARDS

New accounting pronouncements adopted
Fiscal 2012 is Just Energy’s first fiscal year reporting under IFRS. Accounting standards effective for annual reporting periods ended on March 31, 2011, have been adopted as part of the transition to IFRS.

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Recent pronouncements issued

IFRS 9, Financial Instruments
As of April 1, 2015, Just Energy will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement.  The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10, Consolidated Financial Statements
As of April 1, 2018, IFRS 10, Consolidated Financial Statements, will replace portions of IAS 27, Consolidated and Separate Financial Statements and Interpretation SIC-12, Consolidation - Special Purpose Entities. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the current ability to affect those returns through its power over the investee.

As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgment about whether or not the Company controls another entity; there are no clear lines. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments holding less than a majority of voting rights, and how to consider protective rights and principal-agency relationships (including removal rights), all of which may differ from current practice. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11, Joint Arrangements
On April 1, 2013, Just Energy will be required to adopt IFRS 11, Joint Arrangements, which applies to accounting for interests in joint arrangements where there is joint control. The standard requires the joint arrangements to be classified as either joint operations or joint ventures. The structure of the joint arrangement would no longer be the most significant factor when classifying the joint arrangement as either a joint operation or a joint venture. In addition, the option to account for joint ventures (previously called “jointly controlled entities”) using proportionate consolidation will be removed and replaced by equity accounting.

Due to the adoption of this new section, the Company will transition the accounting for joint ventures from the proportionate consolidation method to the equity method by aggregating the carrying values of the proportionately consolidated assets and liabilities into a single line item. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12, Disclosure of Interests in Other Entities
On April 1, 2013, Just Energy will be required to adopt IFRS 12, Disclosure of Interests in Other Entities, which includes disclosure requirements about subsidiaries, joint ventures and associates as well as unconsolidated structured entities and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgments and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13, Fair Value Measurement
On April 1, 2013, Just Energy will be required to adopt IFRS 13, “Fair Value Measurement.” The new standard will establishe a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the “exit price” and concepts of ‘highest and best use and “valuation premise” would be relevant only for non-financial assets and liabilities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27, Separate Financial Statements
On April 1, 2013 Just Energy will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10.

In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

31.

IAS 28, Investments in Associates and Joint Ventures
On April 1, 2013, Just Energy will be required to adopt IAS 28, Investments in Associates and Joint Ventures.  As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The Company will apply this standard when there is joint control or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 1, Presentation of Financial Statements
IAS 1, Presentation of Financial Statements, was amended in 2011 to expand on the disclosures required of items within Other Comprehensive Income.  The revised standard requires that an entity distinguishes between those items that are recycled to profit and loss versus those items that are not recycled. Retrospective application is required and the standard is effective for annual periods beginning on or after July 1, 2012. The Company does not expect the amendments to IAS 1 to have a significant impact on its consolidated financial statements.

RISK FACTORS
Described below are the principal risks and uncertainties that Just Energy can foresee.  It is not an exhaustive list, as some future risks may be as yet unknown and other risks, currently regarded as immaterial, could turn out to be material.

Credit, commodity and other market related risks

Availability of supply

The risk of supply default is mitigated through credit and supply diversity arrangements.  The Just Energy business model is based on contracting for supply to lock in margin. There is a risk that counterparties could not deliver due to business failure, supply shortage or be otherwise unable to perform their obligations under their agreements with Just Energy, or that Just Energy could not identify alternatives to existing counterparties.  Just Energy continues to investigate opportunities to identify or secure additional gas suppliers and electricity suppliers.  Just Energy’s commodity contracts are predominantly with Shell, BP, Bruce Power, Constellation, Société Générale, EDF Trading North America, LLC and  National Bank of Canada. Other suppliers represent less than 3% of commodity supply.

Volatility of commodity prices - enforcement

A key risk to Just Energy’s business model is a sudden and significant drop in the market price of gas or electricity resulting in some customers renouncing their contracts. Just Energy may encounter difficulty or political resistance for enforcement of liquidated damages and/or enactment of force majeure provisions in such a situation and be exposed to spot prices with a material adverse impact to cash flow. Continual monitoring of margin and exposure allows management of Just Energy time to adjust strategies, pricing and communications to mitigate this risk.

Availability of credit

In several of the markets in which Just Energy operates, payment is provided by LDCs only when the customer has paid for the consumed commodity (rather than when the commodity is delivered).  Also, in some markets, Just Energy must inject gas inventory into storage in advance of payment.  These factors, along with the seasonality of customer consumption, create working capital requirements necessitating the use of Just Energy's available credit.  In addition, some of Just Energy’s subsidiaries and affiliates are required to provide credit assurance, by means of providing guarantees or posting collateral, in connection with commodity supply contracts, license obligations and obligations owed to certain LDCs and pipelines.  Cash flow could be impacted by the ability of Just Energy to fund such requirements or to provide other satisfactory credit assurance for such obligations.  To mitigate credit availability risk and its potential impact to cash flow, Just Energy has security arrangements in place pursuant to which commodity suppliers and the lenders under the credit facility hold security over substantially all of the assets of Just Energy (other than NHS, TGF and HES).  The most significant assets of Just Energy consist of its contracts with customers, which may not be suitable as security for some creditors and commodity suppliers.  To date, the credit facility and related security agreements have met the collateral posting and operational requirements of the business.  Just Energy continues to monitor its credit and security requirements.  Just Energy's business may be adversely affected if it is unable to meet cash obligations for operational requirements or its collateral posting requirements.

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Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Although Just Energy balances its estimated customer requirements net of contracted commodity, it is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements or where it has not been able to exactly purchase the estimated customer requirements.  Just Energy is also exposed to interest rates associated with its credit facility and foreign currency exchange rates associated with the repatriation of U.S. dollar denominated funds for Canadian dollar denominated dividends.  Just Energy's exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets, and the absolute and relative levels of interest rates and foreign currency exchange rates.  Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices and foreign currency rates; current exposure to interest rates does not economically warrant the use of derivative instruments.  The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that the payment of dividends to shareholders can be appropriately established.  Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flow of Just Energy.

Market risk governance

Just Energy has adopted a corporate-wide Risk Management Policy governing its market risk management and any derivative trading activities. An internal Risk Committee, consisting of senior officers of Just Energy, monitors company-wide energy risk management activities as well as foreign exchange and interest rate activities.  There is also a Risk Committee of the Board that oversees management. The Risk Office and the internal Risk Committee monitor the results and ensure compliance with the Risk Management Policy. The Risk Office is responsible for ensuring that Just Energy manages the market, credit and operational risks within limitations imposed by the Board of Directors in accordance with its Risk Management Policy.  Market risks are monitored by the Risk Office and internal Risk Committee utilizing industry accepted mark to market techniques and analytical methodologies in addition to company-specific measures.  The Risk Office operates and reports independently of the traders.  The failure or inability of Just Energy to comply with and monitor its Risk Management Policy could have an adverse effect on the operations and cash flow of Just Energy.

Energy trading inherent risks

Energy trading subjects Just Energy to some inherent risks associated with future contractual commitments, including market and operational risks, counterparty credit risk, product location differences, market liquidity and volatility.  There is continuous monitoring and reporting of the valuation of identified risks to the internal Risk Committee, Executive Committee and the Risk Committee of the Board of Directors.  The failure or inability of Just Energy to monitor and address the energy trading inherent risks could have a material adverse effect on its operations and cash flow.

Customer credit risk

In Alberta, Pennsylvania, Massachusetts, California, Texas, Georgia, Michigan and Illinois, credit review processes have been implemented to manage customer default as Just Energy has credit risk in these markets.  The processes are also applied to commercial customers in all of Just Energy’s jurisdictions.  In addition, there is a credit policy that has been established to govern these processes.  If a significant number of residential customers or a collection of larger commercial customers for which Just Energy has the credit risk were to default on their payments, it could have a material adverse affect on the operations and cash flow of Just Energy.  Management factors default from credit risk in its margin expectations for all customers in these markets and for commercial customers where Just Energy has that credit risk.

For the remaining customers, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee.  Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal.  There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations.  This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin or replacing contracted foreign exchange at prevailing market rates impacting the related Canadian dollar denominated cash flows.  Counterparty limits are established within the Risk Management Policy.  Any exception to these limits requires approval from the Board of Directors of Just Energy. The Risk Office and internal Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure.  The failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flow of Just Energy.

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Electricity supply – balancing risk

It is Just Energy’s policy to procure the estimated electricity requirements of its customers with offsetting electricity derivatives in advance of obtaining customers.  Depending on several factors, including weather, Just Energy’s customers may use more or less electricity than the volume purchased by Just Energy for delivery to them.  Just Energy is able to invoice some of its existing electricity customers for balancing charges or credits when the amount of energy used is greater than or less than the amount of energy that Just Energy has estimated.  For other customers, Just Energy bears the risk of fluctuation in customer consumption.  Just Energy monitors consumption and has a balancing and pricing strategy to accommodate the estimated associated costs.  Just Energy has developed a policy of entering into weather-related derivative contracts which are intended to reduce margin volatility in situations of materially higher or lower than forecast consumer consumption. In certain circumstances, there can be balancing issues for which Just Energy is responsible when customer aggregation forecasts are not realized.

Natural gas supply – balancing risk

It is Just Energy’s policy to procure the estimated gas requirements of its customers with offsetting gas derivatives in advance of obtaining customers.  Depending on several factors including weather, Just Energy’s customers may use more or less gas than the volume purchased by Just Energy for delivery to them.  Just Energy does not invoice its natural gas customers for balancing and, accordingly, bears the risk of fluctuation in customer consumption.  Just Energy monitors gas consumption and actively manages forecast differences in customer consumption due to weather variations as well as forecast LDC balancing requirements.  To the extent that forecast balancing requirements are beyond initial estimates, Just Energy will bear financing responsibility, be exposed to market risk and, furthermore, may also be exposed to penalties by the LDCs.  The inability or failure of Just Energy to manage and monitor these balancing risks could have a material adverse effect on its operations and cash flow. Just Energy has developed a policy of entering into weather-related derivative contracts which are intended to reduce margin volatility in situations of materially higher or lower than forecast consumer consumption. In addition, for certain commercial customers, Just Energy bears the risk of fluctuation in customer consumption. Just Energy monitors consumption and has a balancing and pricing strategy to accommodate for the estimated associated costs.

JustGreen – balancing risk

It is Just Energy’s policy to procure the estimated carbon offsets or renewable energy requirements of its customers in advance of obtaining the customers. The balancing risk associated with this product is different in that there is no utility reconciliation of the requirements and public perception of the product is a more significant risk. The Risk Management Policy requires that there be no short positions for this product and management ensures that there is an independent review performed annually of the match of purchased supply to committed delivery.

Operational risks

Information technology systems

Just Energy operates in a high volume business with an extensive array of data interchanges and market requirements.   Just Energy is dependent on its management information systems to track, monitor and correct or otherwise verify a high volume of data to ensure the reported financial results are accurate.  Management also relies on its management information systems to provide its independent contractors with compensation information, provide its brokers with pricing and compensation information and to electronically record each customer telephone interaction.  Independent representatives in Just Energy’s network marketing division rely entirely on information systems for sales and compensation as all interaction is performed on-line. Just Energy’s information systems also help management forecast new customer enrollments and their energy requirements, which helps ensure that Just Energy is able to supply its new customers’ estimated average energy requirements without exposing the Company to the spot market beyond the risk tolerances established by the Risk Management Policy. The failure of Just Energy to install and maintain these systems could have a material adverse effect on the operations and cash flow of Just Energy.

Reliance on third party service providers

In most jurisdictions in which Just Energy operates, the LDCs currently perform billing and collection services. In some areas, Just Energy is required to invoice and receive payments directly from its customers; in others, Just Energy is responsible for collection of defaulted amounts; in others, Just Energy is required to invoice and receive payments from certain commercial customers; and in others, Just Energy is responsible for collection of defaulted amounts. If the LDCs cease to perform these services, Just Energy would have to seek a third party billing provider or develop internal systems to perform these functions. There is no assurance that the LDCs will continue to provide these services in the future.

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Outsourcing arrangements

Just Energy has outsourcing arrangements to support the call centre’s requirements for business continuity plans and independence for regulatory purposes, billing and settlement arrangements for certain jurisdictions, and operation support for its network marketing and solar installation monitoring efforts. Contract data input is also outsourced as is some business continuity and disaster recovery.  As with any contractual relationship, there are inherent risks to be mitigated, and these are actively managed predominantly through quality control measures and regular reporting.

Competition

A number of companies (including Direct Energy, NRG, Superior Energy, Constellation and NewEnergy) and incumbent utility subsidiaries compete with Just Energy in the residential, commercial and small industrial market.  It is possible that new entrants may enter the market as marketers and compete directly for the customer base that Just Energy targets, slowing or reducing its market share.  If the LDCs are permitted by changes in the current regulatory framework to sell natural gas at prices other than at cost, their existing customer bases could provide them with a significant competitive advantage.  This could limit the number of customers available for marketers including Just Energy.

Dependence on independent sales contractors and brokers

Just Energy must retain qualified independent sales contractors to conduct its door-to-door sales as well as brokers and inside salespeople to market to commercial customers despite competition for these sales professionals from Just Energy’s competitors. If Just Energy is unable to attract a sufficient number of independent sales contractors or brokers, Just Energy’s customer additions and renewals may decrease and the Company may not be able to execute its business strategy.  The continued growth of Just Energy is reliant on distribution channels, including the services of its independent sales contractors and brokers.  There can be no assurance that competitive conditions will allow these independent contractors and brokers, who are not employees of Just Energy or its affiliates, to achieve these customer additions.  Lack of success in these marketing programs would limit future growth of the cash flow of Just Energy.

Just Energy has consistently taken the position that its independent sales contractors act independently pursuant to their contracts for service, which provide that Just Energy does not control how, where or when they provide their services.  On occasion, an independent contractor may make a claim that they are entitled to employee benefits pursuant to legislation even though they have entered into a contract with Just Energy that provides that they are not entitled to benefits normally available to employees and Just Energy must respond to these claims.  Just Energy’s position has been confirmed by regulatory bodies in many instances, but some of these decisions are under appeal. Should these appeals be ultimately successful, Just Energy would be required to remit unpaid tax amounts plus interest and might be assessed a penalty. It could also mean that Just Energy would have to reassess its position in respect of other regulatory matters affecting its independent sales contractors, such as income tax treatment.  Such a decision could have a material adverse effect on the operations and cash flow of Just Energy.

 Electricity and gas contract renewals and attrition rates

As at March 31, 2012, Just Energy held long-term electricity and gas contracts reflecting approximately 3,870,000 long-term RCEs.  The renewal schedule for the contracts is noted on page 18.  In fiscal 2012, Just Energy experienced contract attrition rates of approximately 10% in Canada and 24% in the U.S. for gas with rates of 9% and 13% being realized for Canada and the U.S., respectively, for electricity.  Management forecasts using a combination of experienced and expected attrition per year, however there can be no assurance that these rates of annual attrition will not increase in the future or that Just Energy will be able to renew its existing electricity and gas contracts at the expiry of their terms.  Changes in customer behaviour, government regulation or increased competition may affect (potentially adversely) attrition and renewal rates in the future, and these changes could adversely impact the future cash flow of Just Energy.  See page 18 for further discussion on “Renewals”.  Just Energy’s fiscal 2012 experience was that approximately 64% its customers, have renewed at the expiry of the term of their contract, compared with 65% renewing in fiscal 2011.

Cash dividends are not guaranteed

The ability to pay dividends and the actual amount of dividends will depend upon numerous factors, including profitability, fluctuations in working capital; debt service requirements (including compliance with credit facility obligations); the sustainability of margins; the ability of Just Energy to procure, at favourable prices, its estimated commitment to supply natural gas and electricity to its customers; the ability of Just Energy to secure additional gas and electricity contracts; and other factors beyond the control of Just Energy. Management of Just Energy cannot make any assurances that the Company's affiliates will be able to pass any additional costs

35.

arising from legislative changes (or any amendments) onto customers.  Cash dividends are not guaranteed and will fluctuate with the performance of the Company's affiliates and other factors.

Earnings volatility

Just Energy’s business is seasonal in nature.  In addition to regular seasonal fluctuations in its earnings, there is significant volatility in its earnings associated with the requirement to mark its commodity contracts to market.  The earnings volatility associated with seasonality and mark to market accounting may impact access to capital.   Management ensures there is adequate disclosure for both the mark to market and seasonality to mitigate this risk.

Model risk

The approach to calculation of market value and customer forecasts requires data- intensive modellng used in conjunction with certain assumptions when independently verifiable information is not available.  Although Just Energy uses industry standard approaches and validates its internally developed models, results could change significantly should underlying assumptions prove incorrect or an embedded modelling error go undetected in the vetting process.

Commodity alternatives

To the extent that natural gas and electricity enjoy a price advantage over other forms of energy, such price advantage may be transitory and consumers may switch to the use of another form of energy.  The inherent volatility of natural gas and electricity prices could result in these other sources of energy providing more significant competition to Just Energy.

Capital asset and replacement risk

The retail business does not invest in a significant capital asset program; however the Home Services division, the ethanol plant and the Solar division are more capital-intensive businesses.  The risk associated with water heater, heating and air conditioning units and solar panel replacement is considered minimal as there are several suppliers of high efficiency home services appliances as well as solar panels to source replacements and, individually, the units are not material.  The risk associated with the capital assets of the ethanol plant are more significant as parts are not standard, components have a significant associated  value and capital asset replacements could significantly impact operations during periods of upgrade or repair.  Management monitors this risk in the ethanol business to ensure continuity of operations.    Each division is adequately insured including provisions for business continuity while replacement assets are being sourced and installed.

Credit facilities and other debt arrangements

The credit facility maintained by Just Energy Ontario L.P. and Just Energy U.S. Corp. is in the amount of $350 million.  The lenders under such credit facility together with certain of the suppliers of Just Energy and its affiliates, are parties to an intercreditor agreement and related security agreements which provide for a joint security interest over all customer contracts.  There are various covenants pursuant to the credit facility that govern the activities of Just Energy and its subsidiaries and affiliates.  The borrowers are required to submit monthly reports addressing, among other things, mark to market exposure, their borrowing base and a supply/demand projection.  To date, Just Energy's subsidiaries have met the requirements of the credit facility; however, should those subsidiaries default under the terms of the credit facility, the credit facility becomes unavailable and could have a significant material adverse effect on the business of those subsidiaries and on the results of operations and financial performance of Just Energy if it is not able to obtain other financing on satisfactory terms.

TGF also has a credit facility of up to $50 million and a debenture purchase agreement providing for the issuance of up to $40 million associated with the Belle Plaine facility. Security for these facilities includes a first priority security interest on all assets and undertakings of TGF. There is a risk that these credit facilities, including the debenture purchase agreement, may not continue to be available on the same terms.

NHS has also entered into a long-term financing agreement with respect to the installation of water heaters.  In the event this financing became unavailable, Just Energy would have to otherwise fund the Home Services business.

Disruptions to infrastructure

Customers are reliant upon the LDCs to deliver their contracted commodity.  LDCs are reliant upon the continuing availability of the distribution infrastructure.  Any disruptions in this infrastructure would result in counterparties and thereafter Just Energy enacting the force majeure clauses of their contracts.  Under such severe circumstances there could be no revenue or margin for the affected areas.

Expansion strategy and future acquisitions

36.

The Company plans to grow its business by expansion into additional deregulated markets through organic growth and acquisitions. The expansion into additional markets is subject to a number of risks, any of which could prevent the Company from realizing its business strategy.

Acquisitions involve numerous risks, any one of which could harm the Company’s business, including difficulties in integrating the operations, technologies, products, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses; difficulties in supporting and transitioning customers, if any, or assets of the target company may exceed the value the Company realizes, or the value it could have realized if it had allocated the purchase price or other resources to another opportunity; risks of entering new markets or areas in which Just Energy has limited or no experience or are outside its core competencies; potential loss of key employees, customers and strategic alliances from either Just Energy’s current business or the business of the target; assumption of unanticipated problems or latent liabilities, such as problems with the quality of the products of the target; and inability to generate sufficient revenue to offset acquisition costs.

Future acquisitions or expansion could result in the incurrence of additional debt and related interest expense, as well as unforeseen liabilities, all of which could have a material adverse effect on business, results of operations and financial condition.  The failure to successfully evaluate and execute acquisitions or otherwise adequately address the risks associated with acquisitions could have a material adverse effect on Just Energy’s business, results of operations and financial condition.  Just Energy may require additional financing should an appropriate acquisition be identified and it may not have access to the funding required for the expansion of its business or such funding may not be available to Just Energy on acceptable terms. There is no assurance that Just Energy will determine to pursue any acquisition or that such an opportunity, if pursued, will be successful.

Legal, regulatory and securities risks

Legislative and regulatory environment

Just Energy operates in the highly regulated natural gas and electricity retail sales industry in all of its jurisdictions.  It must comply with the legislation and regulations in these jurisdictions in order to maintain its licensed status and to continue its operations.  There is potential for change to this legislation and these regulatory measures that may, favourably or unfavourably, impact Just Energy's business model.  As part of doing business door-to-door, Just Energy receives complaints from consumers which may involve sanctions from regulatory and legal authorities including those which issue marketing licenses.  Similarly, changes to consumer protection legislation in those provinces and states where Just Energy markets to non-commercial customers may, favourably or unfavourably, impact Just Energy's business model.

Although the rule-making for the recent financial reform act in the United States has not been completed, it is expected that when final, Just Energy will be required to comply with certain aspects regarding reporting of derivative activity.  Furthermore, it is expected that several of Just Energy’s counterparties will be impacted by this legislation in a significant manner.  The costs associated with Just Energy’s increased reporting requirements as well as doing business with counterparties more significantly impacted than Just Energy cannot yet be fully determined.

In addition to the litigation referenced herein and occurring in the ordinary course of business, Just Energy may in the future be subject to class actions, other litigation and other actions arising in relation to its consumer contracts and marketing practices. See the “Legal proceedings” section on page 38 of this report. This litigation is, and any such additional litigation could be, time consuming and expensive and could distract the executive team from the conduct of Just Energy’s daily business. The adverse resolution or reputational damage of any specific lawsuit could have a material adverse effect on the Company’s ability to favourably resolve other lawsuits and on the Company’s financial condition and liquidity.

The Company may issue additional shares, diluting existing shareholders' interests

The Company may issue additional or unlimited number of common shares and up to 50,000,000 preferred shares without the approval of shareholders.

Financial markets

Significant events or volatility in the financial markets could result in the lack of (i) sufficient capital to absorb the impact of unexpected losses and/or (ii) sufficient liquidity or financing to fund operations and strategic initiatives. Furthermore, significant volatility in exchange rates and interest rates could have an adverse impact on product pricing, gross margins and net interest expense. In addition, inappropriate hedging strategies for mitigating foreign exchange, interest rate and equity exposures could cause a significant impact on earnings.

TGF’s dependence on commodity prices

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TGF's results of operations, financial position and business outlook are substantially dependent on commodity prices, especially prices for wheat, natural gas, ethanol and dried distillers’ grains.  Prices for these commodities are generally subject to significant volatility and uncertainty.  As a result, TGF's results may fluctuate substantially, and TGF may experience periods of declining prices for TGF's products and increasing costs for TGF's raw materials, which could result in operating losses.  TGF may attempt to offset a portion of the effects of such fluctuations by entering into forward contracts to supply ethanol or to purchase wheat, natural gas or other items or by engaging in other hedging transactions, however, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time.  In addition, these activities involve substantial costs and substantial risks and may be ineffective to mitigate these fluctuations.

TGF’s dependence on federal and provincial legislation and regulation

Various laws, regulations and programs of the U.S. federal government and certain provincial and state governments are intended to lead to increased use of ethanol in gasoline.  In both the U.S. and Canada legislators and environmental regulators could adopt or modify existing or proposed laws, regulations or programs that could adversely affect the use of ethanol.  There can be no assurance that existing laws, regulations or programs will continue in the future, or that proposed laws, regulations or programs will be adopted or implemented as currently anticipated or at all.  In addition, certain jurisdictional governments may oppose the use of ethanol because those jurisdictions might have to acquire ethanol from other jurisdictions, which could increase gasoline prices in those jurisdictions.

Environmental, health and safety laws, regulations and liabilities

TGF owns the land on which it has built the Belle Plaine facility. TGF is subject to various federal, provincial and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of TGF's employees.  These laws and regulations require TGF to maintain and comply with numerous environmental permits to operate its Belle Plaine facility. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts on the environment.  A violation of these laws, regulations or permit conditions or contamination to the land or neighbouring lands can result in substantial fines, natural resource damages, criminal sanctions, permit revocations, litigation and/or facility shutdowns. In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require TGF to make additional significant expenditures. Continued government and public emphasis on environmental issues may result in increased future investments for environmental controls at the Belle Plaine facility.

The hazards and risks (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) associated with producing and transporting TGF's products may also result in personal injury claims by employees, third parties or damage to property owned by TGF or by third parties.  As protection against operating hazards, TGF maintains insurance coverage against some, but not all, potential losses;  TGF could sustain losses for uninsurable or uninsured events, or in amounts in excess of existing insurance coverage.

Alternative fuels

Alternative fuels, additives and oxygenates are continually under development.  Alternative fuel additives that can replace ethanol may be developed, which may decrease the demand for ethanol.  It is also possible that technological advances in engine and exhaust system design and performance could reduce the use of oxygenates, which would lower the demand for ethanol, in which case TGF's business, results of operations and financial condition may be materially adversely affected.

Social or technological changes affecting home services

Within Canada, the Ontario marketplace is unique in that the vast majority of homeowners rent their water heaters which sets precedence for acceptance of furnace and air conditioning rentals. There can be no assurance that NHS's customers will continue to accept the home appliance rental concept. It is also possible that more economical or efficient technology than that which is currently used by customers will be developed or that the economic conditions in which the current technology is applied will change resulting in a reduction in the number of installed water heaters, air conditioner and furnace units. A prolonged downturn in the Ontario economy and a corresponding slowdown in new home construction could have an adverse effect on the demand for additional water heaters in Ontario.  Management has developed alternative means of product delivery (long-term leases) and is expanding outside the Ontario territory to mitigate these risks.

Concentration of home appliance suppliers and product faults

Although there are a number of manufacturers of home appliances, NHS relies principally on GSW Inc.  for its supply of water heaters and Lennox for its furnaces and air conditioners.  Should these suppliers fail to deliver in a timely manner, delays or disruptions in the supply and installation of water heaters could result.

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Although NHS maintains what it believes to be suitable product liability insurance, there can be no assurance that NHS will be able to maintain such insurance on acceptable terms or that any such insurance will provide adequate protection against potential liabilities, including with respect to product recalls.

HES’ dependence on federal and state legislation and regulation

Various laws, regulations and programs of the U.S. federal government and certain state governments are intended to lead to increased use of renewable resources, including solar energy.  For example, certain existing and proposed laws, regulations and programs provide (or if implemented will provide) economic incentives to solar installation.  However, existing and proposed laws, regulations and programs have limited time horizons and are constantly changing.  In both the U.S. and Canada legislators and environmental regulators could adopt or modify existing or proposed laws, regulations or programs that could adversely affect the economic viability of solar projects. There can be no assurance that existing laws, regulations or programs will continue in the future, or that proposed laws, regulations or programs will be adopted or implemented as currently anticipated.

LEGAL PROCEEDINGS
Just Energy’s subsidiaries are party to a number of legal proceedings other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California.  Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power.  California has appealed the decision.  CEI continues to vigorously contest this matter which is not expected to have a material impact on the financial condition of the Company.

CONTROLS AND PROCEDURES
At March 31, 2012, the Chief Executive Officer and Chief Financial Officer of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the CEO and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS. During the year, there have been no changes in Just Energy’s policies and procedures that comprise its internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and Chief Financial Officer.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls were effective as of March 31, 2012.

LIMITATION ON SCOPE OF DESIGN
Section 3.3(1) of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, states that the Company may limit its design of disclosure controls and procedures and internal controls over financial reporting for a business that it acquired not more than 365 days before the end of the financial period to which the certificate relates.  Under this section, the Company’s CEO and CFO have limited the scope of the design, and subsequent evaluation, of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Fulcrum, acquired effective October 1, 2011.

Summary financial information pertaining to the Fulcrum acquisition that was included in the consolidated financial statements of the Just Energy as at March 31, 2012 is as follows:

(In thousands of dollars)	Total
Sales1	$107,305
Net loss	(9,082)
Current assets	27,151
Non-current assets	103,235

39.

Current liabilities	42,015
Non-current liabilities	3,418

1Results from October 1, 2011 to March 31, 2012

CORPORATE GOVERNANCE
Just Energy is committed to transparency in our operations and our approach to governance meets all recommended standards. Full disclosure of our compliance with existing corporate governance rules is available on our website at www.justenergygroup.com and is included in Just Energy’s May 18, 2012 Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

OUTLOOK

Fiscal 2012 showed the ability of Just Energy to continue to grow profitably as it has in past years. As in the past, at the start of the fiscal year, management provided guidance as to expected customer additions, margin growth and Adjusted EBITDA growth for fiscal 2012. Margin and Adjusted EBITDA were each expected to grow by approximately 5% per share while net customer additions were expected to exceed that growth.  The higher customer growth would be necessary in order to offset lower margins from commercial customers who were expected to be a substantial portion of the net additions.

Realized results met or exceeded this guidance. Customer additions through marketing were a record 1,091,000 with a further 240,000 customers added through the acquisition of Fulcrum.  As a result, the total customer base was up 17% year over year.  As expected, gross margin and Adjusted EBITDA were up by a lower percentage, 5% and 7% per share respectively.  Were it not for a near record warm winter, these measures would have been ahead of guidance.

A key trend in Just Energy’s business, which management expects to continue, is the success of the Hudson acquisition and the growth of the commercial division.  The commercial division added 571,000 customers in fiscal 2011 with new customer aggregation by the division far exceeding management’s expectations. At the end of fiscal 2011, the Commercial division had 1,330,000 customers, a 72% increase over the year.  At the end of fiscal 2012, the Commercial division had approximately 1,900,000 RCEs, up 43% year over year.  Management believes that opportunities for both channel and geographic expansion will cause Commercial division growth to exceed that of the Consumer division for the next several years.

The growth of commercial as a percentage of the overall book will cause margins to grow less quickly than customers. There are factors which will both add to and detract from  expected growth in fiscal 2013. The warm winter just experienced will create negative reconciliations in the first and second quarters of the fiscal year, similar to those experienced after the record warm winter of 2009/2010.  Offsetting this will be gross margin from Fulcrum’s Texas electricity customers over the summer months because the fiscal 2012 summer did not include Fulcrum as the acquisition was effective October 1, 2011.

The Consumer division saw a decline in its customer base as Canadian renewal rates were lower than historic levels.  Renewals were hurt by customers coming off very high five-year fixed-price contracts well above current prices. Overall, renewals were down slightly to 64% for fiscal 2012 from 65% in fiscal 2011.  This decline was offset by improved attrition rates.  Total attrition was an annual 13%, down from 15% a year earlier.  Management believes that new products and any return to commodity price volatility will stem the decline in the Consumer division base and should result in improved renewal rates and continued lower attrition.

Overall embedded margin in Just Energy’s contracts rose 15% to $2.0 billion over the year.  This was the result of a number of positive factors with all sales channels generating strong results.  The impact of the fourth quarter net customer additions will not be seen until future periods and management is confident that the strong growth seen in the year will accelerate in the year to come.

Growth at NHS remained steady with substantial value created in the business over the year.  The installation base grew by 39% to 165,400.  Gross margin was up by 78% reflecting both growth and higher margin furnace and air conditioner unit installations. The best measure of the success of NHS is the growth of embedded margin within customer contracts. Over the year, embedded margin began the year at $282.7 million.  Of this, $28.0 million was realized in the year and NHS ended at $393.0 million, up 39% for the fiscal 2012. NHS is testing its products for geographic expansion outside Ontario.  While, the rate of growth is expected to slow on the more substantial customer base, the impact of new markets is expected to be positive over the coming years.

TGF had improved results for the year.  Sales and gross margin were up 20% and 31% respectively.  Going forward, the results at TGF will be dependent on underlying commodity prices. Management is focused on maximizing operating ratios at the plant and controlling costs.

Overall, management’s expectation for fiscal 2013 is growth of approximately 10% to 12% in gross margin and approximately 8% to

40.

10% in Adjusted EBITDA. Customer growth should exceed these levels. Management anticipates that input tax credits and the accelerated deductibility of HES’ capital expenditures should result in higher current tax expense for fiscal 2013 than fiscal 2012 but will still be below the effective corporate tax rates.

Take up on Just Energy’s green offerings declined from 34% of new consumer customers taking 90% their consumption in green supply in fiscal 2011 to 29% of new consumer customers taking 84% of supply in fiscal 2012.  However, the green book continues to grow.  JustGreen  makes up 12%e of Consumer division electricity portfolio, up from 10% a year earlier.  Ten percent of the Consumer division gas portfolio is green, up from 6% in fiscal 2011.  Currently, fewer new customers are electing green supply largely because of the substantial premium on lower commodity price bills. Management believes that there is a certain percentage of the public that will always elect green and that any increase in underlying “brown” electricity or gas will result in a return to traditional take up levels.

The Company made a substantial investment in the Momentis network marketing division. Total expenditures of $37.1 million were made to build the network’s platform and establish an initial base of independent representatives. The business has grown from having 3,500 independent representatives on March 31, 2011 to 47,800 at fiscal year-end.  On average, a representative should generate four to six contracts and product sales.  Given the fast growth in independent representatives in the last half of the year, total Momentis additions were less than 50,000 RCEs to date. Management believes that the expenditures on Momentis will generate high returns as new customer additions and the independent representative base continue to ramp up.

For the past quarters of fiscal 2012, Just Energy’s payout ratio on Adjusted EBITDA has been down significantly from the prior year. The fourth quarter saw a small increase in the ratio to 40% from 38% in the prior comparable quarter. Net additions of 112,000 resulted in an increase of 3% in the total customer base for the quarter.  For the year, the ratio payout for Adjusted EBITDA declined from 66% to 62%, a positive trend for the Company dividend. Base EBITDA had a payout ratio of 84%, up from 73% a year prior. This was due to record customer additions which resulted in a net increase of embedded margin within customer contracts of 15% for the year.  Management’s view is that while the Adjusted EBITDA payout ratio should decline annually, the same is not true of Base EBITDA.  Given Just Energy’s high return on invested capital, the more spent on adding long-term margin, the greater the Company’s growth and long-term value.  Given the current payout ratio and expected growth in the coming year, management sees no reason for any change to the current dividend rate.

The Company continues to actively monitor possible acquisition opportunities within its current business segments.

Effective January 30, 2012, Just Energy’s common shares were listed for trading on the New York Stock Exchange. Management believes this will expose the shares to a wider investment audience and that the result, over time, will be greater liquidity in the market.

Just Energy has partnered on a power-purchase-agreement basis with a number of green energy projects and plans to enter into more such partnerships concentrated in jurisdictions where the Company has an established customer base. Just Energy continues to monitor the progress of the deregulated markets in various jurisdictions, which may create the opportunity for further geographic expansion.

41.

JUST ENERGY GROUP INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
(thousands of Canadian dollars)

	Notes	March 31, 2012	March 31, 2011	April 1, 2010
ASSETS
Non-current assets
Property, plant and equipment	5	$291,061	$234,002	$216,676
Intangible assets	6	543,775	640,219	528,854
Contract initiation costs		44,225	29,654	5,587
Other non-current financial assets	11	15,315	5,384	5,027
Non-current receivables		6,475	4,569	2,014
Deferred tax asset	16	78,398	121,785	265,107
		979,249	1,035,613	1,023,265
Current assets
Inventory	8	9,988	6,906	6,323
Gas delivered in excess of consumption		12,844	3,481	7,410
Gas in storage		11,453	6,133	4,058
Current trade and other receivables		299,945	281,685	232,579
Accrued gas receivables		2,875	26,535	20,793
Unbilled revenues		130,796	112,147	61,070
Prepaid expenses and deposits		9,451	6,079	20,038
Other current assets	11	12,799	3,846	2,703
Corporate tax recoverable		8,225	9,135	-
Restricted cash	7	12,199	833	18,650
Cash and cash equivalents		53,220	97,633	60,132
		563,795	554,413	433,756
TOTAL ASSETS		$1,543,044	$1,590,026	$1,457,021

DEFICIT AND LIABILITIES
Deficit attributable to equity holders of the parent
Deficit		$(1,652,188)	$(1,349,928)	$(1,556,669)
Accumulated other comprehensive income	12	70,293	123,919	221,969
Unitholders’ capital		-	-	777,856
Shareholders’ capital	13	993,181	963,982	-
Equity component of convertible debenture	15	25,795	18,186	-
Contributed surplus		62,147	52,723	-
Shareholders’ deficit		(500,772)	(191,118)	(556,844)

Non-controlling interest		(637)	-	20,421
TOTAL DEFICIT		(501,409)	(191,118)	(536,423)

Non-current liabilities
Long-term debt	15	679,072	507,460	231,837
Provisions	17	3,068	3,244	3,124
Deferred lease inducements		1,778	1,622	1,984
Other non-current financial liabilities	11	309,617	355,412	590,572
Deferred tax liability	16	6,073	22,919	6,776
Liability associated with Exchangeable Shares and
equity-based compensation	29	-	-	181,128
		999,608	890,657	1,015,421
Current liabilities
Bank indebtedness		1,060	2,314	8,236
Trade and other payables		287,145	275,503	177,368
Accrued gas payable		2,960	19,353	15,093
Deferred revenue		11,985	-	7,202
Unit distribution payable			-	13,182
Income taxes payable		4,814	9,788	6,410
Current portion of long-term debt	15	97,611	94,117	61,448
Provisions	17	3,226	4,006	3,884
Other current financial liabilities	11	636,044	485,406	685,200
		1,044,845	890,487	978,023
TOTAL LIABILITIES		2,044,453	1,781,144	1,993,444
TOTAL DEFICIT AND LIABILITIES		$1,543,044	$1,590,026	$1,457,021

Guarantees (Note 23) Commitments (Note 26)
See accompanying notes to the consolidated financial statements

1.

JUST ENERGY GROUP INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED MARCH 31
(thousands of Canadian dollars, except where indicated and per share amounts)

	Notes	2012	2011
SALES	19	$2,785,269	$2,953,192
COST OF SALES	18(b)	2,267,780	2,471,630
GROSS MARGIN		517,489	481,562
EXPENSES
Administrative expenses		122,397	109,400
Selling and marketing expenses		177,302	133,607
Other operating expenses	18(a)	154,357	165,575
		454,056	408,582
Operating profit		63,433	72,980
Finance costs	15	(60,935)	(59,883)
Change in fair value of derivative instruments	11	(96,345)	506,047
Proportionate share of loss from joint venture	10	(1,971)	-
Other income		6,702	7,235
Income (loss) before income taxes		(89,116)	526,379
Provision for income taxes	16	37,527	173,439
PROFIT (LOSS) FOR THE YEAR		$(126,643)	$352,940

Attributable to:
Shareholders of Just Energy		$(126,522)	$355,076
Non-controlling interest		(121)	(2,136)
PROFIT (LOSS) FOR THE YEAR		$(126,643)	$352,940

Profit (loss) per share	21
Basic		$(0.92)	$2.77
Diluted		$(0.92)	$2.40

2.

JUST ENERGY GROUP INC.
                           CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED MARCH 31
(thousands of Canadian dollars)

	Notes	2012	2011
Profit (loss) for the year		$(126,643)	$352,940

Other comprehensive income (loss)	12

Unrealized gain on translation of foreign operations		2,386	449

Amortization of deferred unrealized gain of discontinued hedges, net of
income taxes of $13,150 (2011 - $21,384)		(56,012)	(98,499)

Other comprehensive loss for the year, net of tax		(53,626)	(98,050)

Total comprehensive income (loss) for the year, net of tax		$(180,269)	$254,890

Total comprehensive income (loss) attributable to:

Shareholders of Just Energy		$(180,148)	$257,026

Non-controlling interest		(121)	(2,136)

Total comprehensive income (loss) for the year, net of tax		$(180,269)	$254,890

3.

JUST ENERGY GROUP INC.
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED MARCH 31
(thousands of Canadian dollars)

	Notes	2012	2011
ATTRIBUTABLE TO THE SHAREHOLDERS/UNITHOLDERS
Accumulated deficit
Accumulated deficit, beginning of year		$(315,934)	$(671,010)
Loss on cancellation of shares	13	(356)	-
Profit (loss) for the year, attributable to the shareholders		(126,522)	355,076
Accumulated deficit, end of year		(442,812)	(315,934)

DISTRIBUTIONS/DIVIDENDS
Distributions and dividends, beginning of year		(1,033,994)	(885,659)
Distributions and dividends	25	(175,382)	(148,335)
Distributions and dividends, end of year		(1,209,376)	(1,033,994)
DEFICIT		$(1,652,188)	$(1,349,928)

ACCUMULATED OTHER COMPREHENSIVE INCOME	12
Accumulated other comprehensive income, beginning of year		$123,919	$221,969
Other comprehensive loss		(53,626)	(98,050)
Accumulated other comprehensive income, end of year		$70,293	$123,919

SHAREHOLDERS’/UNITHOLDERS’ CAPITAL	13
Shareholders’/Unitholders’ capital, beginning of year		$963,982	$777,856
Shares/units exchanged and issued		-	158,520
Shares/units issued on exercise/exchange of unit compensation		1,385	1,559
Repurchase and cancellation of shares		(599)	-
Dividend reinvestment plan		28,413	26,047
Shareholders’/Unitholders’ capital, end of year		$993,181	$963,982

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES	15
Balance, beginning of year		$18,186	$-
Allocations of new convertible debentures issued		10,188	33,914
Future tax impact on convertible debentures		(2,579)	(15,728)
Balance, end of year		$25,795	$18,186

CONTRIBUTED SURPLUS
Balance, beginning of year		$52,723	$-
Reclassification on conversion		-	43,147
Gain on acquisition of non-controlling interest		-	7,957
Add: Share-based compensation awards		10,662	2,683
Non-cash deferred share grant distributions		147	33
Less: Share-based awards exercised		(1,385)	(1,097)
Balance, end of year		$62,147	$52,723

NON-CONTROLLING INTEREST
Balance, beginning of year		$-	$20,421
Non-controlling interest acquired	9	(540)	-
Foreign exchange on non-controlling interest		24	-
Acquisition of non-controlling interest		-	(18,285)
Net loss attributable to non-controlling interest		(121)	(2,136)
Balance, end of year		$(637)	$-
See accompanying notes to the consolidated financial statements

4.

    JUST ENERGY GROUP INC.
           CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31
 (thousands of Canadian dollars)

OPERATING	Notes	2012	2011

Income before income taxes		$(89,116)	$526,379
Items not affecting cash
Amortization of intangible assets and related supply contracts		108,233	120,841
Amortization of contract initiation costs		13,977	12,429
Amortization of property, plant and equipment		5,847	5,698
Amortization included in cost of sales		12,640	9,837
Share-based compensation		10,662	9,914
Financing charges, non-cash portion		8,760	7,799
Transaction costs on acquisition		1,101	1,284
Other		(150)	6,860
Change in fair value of derivative instruments		96,345	(506,047)
		257,415	(331,385)
Adjustment required to reflect net cash receipts from gas sales	27	7,740	(1,725)

Changes in non-cash working capital	28	(27,032)	(39,063)
		149,007	154,206
Income tax paid		(4,617)	(8,651)
Cash inflow from operating activities		144,390	145,555

INVESTING
Purchase of property, plant and equipment		(74,829)	(33,412)
Purchase of intangible assets		(5,867)	(5,784)
Acquisitions, net of cash acquired	9	(93,325)	(261,389)
Proceeds (advances) of long-term receivables		(1,881)	2,232
Transaction costs on acquisition		(1,101)	(1,284)
Contract initiation costs		(28,244)	(19,210)
Cash outflow from investing activities		(205,247)	(318,847)

FINANCING
Dividends paid		(146,822)	(134,589)
Shares purchased for cancellation		(955)	-
Decrease in bank indebtedness		(1,254)	(5,922)
Issuance of long-term debt		464,520	484,844
Repayment of long-term debt		(288,005)	(150,449)
Restricted cash		(11,366)	17,817
Cash inflow from financing activities		16,118	211,701
Effect of foreign currency translation on cash balances		326	(908)
Net cash inflow (outflow)		(44,413)	37,501
Cash and cash equivalents, beginning of year		97,633	60,132
Cash and cash equivalents, end of year		$53,220	$97,633

Supplemental cash flow information:
Interest paid		$52,810	$39,167

5.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

1.         ORGANIZATION

Just Energy Group Inc. (“JEGI”, “Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of it’s directly or indirectly owned operating subsidiaries and affiliates.  Just Energy also holds a 50% ownership in Just Ventures LLC and Just Ventures L.P. (collectively “Just Ventures”), a jointly controlled entity, which is involved in the marketing of Just Energy’s gas and electricity contracts.  The other 50% is owned by Red Ventures LLC, a South Carolina based entity which specializes in internet based marketing.

Effective January 1, 2011, Just Energy completed the conversion from an income trust, Just Energy Income Fund (the “Fund”), to a corporation (the “Conversion”). A plan of arrangement was approved by unitholders on June 29, 2010, and by the Alberta Court of the Queen’s Bench on June 30, 2010, and going forward operates under the name, Just Energy Group Inc. JEGI was a newly incorporated entity for the purpose of acquiring the outstanding units of the Fund, Exchangeable Shares of Just Energy Exchange Corp. (“JEEC”) and the Class A preference shares of Just Energy Corp. (“JEC”) in each case on a one for one basis for common shares of JEGI.  There was no change in the ownership of the business, and therefore, there is no impact to the consolidated financial statements except for the elimination of unitholders’ equity, the recording of shareholders’ equity and the reallocation of the liability associated with the Exchangeable Shares and equity-based compensation to shareholders’ equity.

The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The financial statements were approved by the Board of Directors on May 17, 2012.

2.	OPERATIONS

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada and the U.S. under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Amigo Energy and Tara Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.  Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen and JustClean programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits but will also increase sales receptivity and improve renewal rates.

In addition, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents, through a subsidiary under the trade name, National Home Services (“NHS”). Just Energy also operates a network marketing division under the trade name, Momentis. Through its subsidiary, Terra Grain Fuels, Inc. (“TGF”), Just Energy produces and sells wheat-based ethanol. Just Energy’s subsidiary, Hudson Energy Solar Corp (“HES”), also provides a solar project development platform operating in New Jersey, Pennsylvania and Massachusetts, under the trade name, Hudson Energy Solar.

6.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

3.	BASIS OF PREPARATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2010, the Canadian Institute of Chartered Accountants (“CICA”) Handbook was revised to incorporate International Financial Reporting Standards (″IFRS″) and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these consolidated financial statements. In the consolidated financial statements, the term “CGAAP” refers to Canadian Generally Accepted Accounting Principles before the adoption of IFRS.

The consolidated financial statements have been prepared in compliance with IFRS as issued by the International Accounting Standards Board (“IASB”). Subject to certain transition elections, the Company has consistently applied the same accounting policies in its opening IFRS consolidated balance sheet at April 1, 2010, and throughout all periods presented, as if these policies had always been in effect. Note 31 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s audited annual consolidated financial statements for the year ended March 31, 2011, prepared under CGAAP.

(a)	Basis of presentation

The consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand. The consolidated financial statements are prepared on an historical cost basis except for the derivative financial instruments, which are stated at fair value.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS consolidated statement of financial position as at April 1, 2010, for the purposes of the transition.

(b)	Principles of consolidation

The consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at March 31, 2012. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, income, expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

(c)	Cash and cash equivalents

All highly liquid temporary cash investments with an original maturity of three months or less when purchased are considered to be cash equivalents. For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(d)	Accrued gas receivables/accrued gas payable or gas delivered in excess of consumption/deferred revenues

Accrued gas receivables are stated at estimated realizable value and result when customers consume more gas than has been delivered by Just Energy to local distribution companies (“LDCs”). Accrued gas payable represents the obligation to the LDCs with respect to gas consumed by customers in excess of that delivered to the LDCs.

7.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

Gas delivered to LDCs in excess of consumption by customers is stated at the lower of cost and net realizable value. Collections from customers in advance of their consumption of gas result in deferred revenues.

Due to the seasonality of operations, during the winter months, customers will have consumed more than what was delivered resulting in the recognition of unbilled revenues/accrued gas payable; however, in the summer months, customers will have consumed less than what was delivered, resulting in the recognition of gas delivered in excess of consumption/deferred revenues.

These adjustments are applicable solely to the Ontario, Manitoba, Quebec and Michigan gas markets.

(e)	Inventory

Inventory consists of water heaters, furnaces and air conditioners for selling purposes, gas in storage, ethanol, ethanol in process and grain inventory. Water heaters, furnaces and air conditioners are stated at the lower of cost and net realizable value with cost being determined on a weighted average basis.

Gas in storage represents the gas delivered to the LDCs. The balance will fluctuate as gas is injected or withdrawn from storage.

Gas in storage, ethanol, ethanol in process and grain inventory are valued at the lower of cost and net realizable value with cost being determined on a weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(f)	Property, plant and equipment

Property, plant and equipment are stated at cost, net of any accumulated depreciation and impairment losses.  Cost includes the purchase price and, where relevant, any costs directly attributable to bringing the asset to the location and condition necessary and/or the present value of all dismantling and removal costs. Where major components of property, plant and equipment have different useful lives, the components are recognized and depreciated separately. Just Energy recognizes in the carrying amount, the cost of replacing part of an item when the cost is incurred and if it is probable that the future economic benefits embodied with the item can be reliably measured. All other repair and maintenance costs are recognized in the consolidated income statement as an expense when incurred. Depreciation is provided over the estimated useful lives of the assets as follows:

Asset category	Depreciation method	Rate/useful life
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Buildings and ethanol plant	Straight line	15-35 years
Water heaters	Straight line	15 years
Furnaces and air conditioners	Straight line	15 years
Leasehold improvements	Straight line	Term of lease
Vehicles	Straight line	5 years
Solar equipment	Straight line	15-20 years

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on

8.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

derecognition of the asset is included in the consolidated income statement when the asset is derecognized.

The useful lives and methods of depreciation are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

(g)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments and liabilities incurred or assumed at the date of exchange. Acquisition costs for business combinations incurred subsequent to April 1, 2010, are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair values on the date of acquisition, irrespective of the extent of any non-controlling interest.

Goodwill is initially measured at cost, which is the excess of the cost of the business combination over Just Energy’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated income statement. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within 12 months of the date of acquisition.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of Just Energy’s operating segments that are expected to benefit from the synergies of the combination, irrespective of whether other assets and liabilities of the acquiree are assigned to those segments.

On first-time adoption of IFRS, Just Energy elected to not apply IFRS 3, Business Combinations, to transactions that occurred prior to the transition date. Accordingly, the goodwill associated with acquisitions carried out prior to April 1, 2010, is carried at that date, at the amount reported in the last consolidated financial statements prepared under CGAAP as at March 31, 2010.

(h)	Intangible assets

Intangible assets acquired outside of a business combination are measured at cost on initial recognition. Intangible assets acquired in a business combination are recorded at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and/or accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least once annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense related to intangible assets with finite lives is recognized in the consolidated income statement in the expense category associated with the function of the intangible assets.

Intangible assets consist of gas customer contracts, electricity customer contracts, water heater customer contracts, sales network, brand and goodwill, all acquired through business combinations, as well as software, commodity billing and settlement systems and information technology system development.

9.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

Internally generated intangible assets are capitalized when the product or process is technically and commercially feasible and Just Energy has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management.

The brand and goodwill are considered to have an indefinite useful life and are not amortized, but rather tested annually for impairment. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net  disposal proceeds and the carrying amount of the asset, and are recognized in the consolidated income statement when the asset is derecognized.

Asset category	Amortization method	Rate
Customer contracts	Straight line	Term of contract
Contract initiation costs	Straight line	Term of contract
Commodity billing and settlement systems	Straight line	5 years
Sales network	Straight line	5 years
Information technology system development	Straight line	5 years
Software	Declining balance	100%
Other intangible assets	Straight line	5 years

(i)	Impairment of non-financial assets

Just Energy assesses whether there is an indication that an asset may be impaired at each reporting date. If such an indication exists or when annual testing for an asset is required, Just Energy estimates the asset's recoverable amount. The recoverable amount of goodwill and intangible assets with an indefinite useful life, if any, as well as intangible assets not yet available for use, are estimated at least annually. The recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value-in-use. Value-in-use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. In determining fair value less costs to sell, an appropriate valuation model has to be used. The recoverable amount of assets that do not generate independent cash flows is determined based on the cash-generating unit to which the asset belongs.

An impairment loss is recognized in the consolidated income statement if an asset's carrying amount or that of the cash-generating unit to which it is allocated is higher than its recoverable amount. Impairment losses of cash-generating units are first charged against the value of assets, in proportion to their carrying amount.

In the consolidated income statement, an impairment loss is recognized in the expense category associated with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, Just Energy estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no

10.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the consolidated income statement.

Goodwill is tested for impairment annually as at March 31 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each segment to which the goodwill relates. Where the recoverable amount of the segment is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(j)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date and whether fulfilment of the arrangement is dependent on the use of a specific asset or assets, or the arrangement conveys a right to use the asset.

Just Energy as a lessee
Operating lease payments are recognized as an expense in the consolidated income statement on a straight-line basis over the lease term.

Just Energy as a lessor
Leases where Just Energy does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

(k)	Financial instruments

Financial assets and liabilities
Just Energy classifies its financial instruments as either (i) financial assets at fair value through profit or loss instruments, or (ii) loans and receivables, and its financial liabilities as either (i) financial liabilities at fair value through profit or loss or (ii) other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated statement of financial position.

Financial instruments are recognized on the trade date, which is the date on which Just Energy commits to purchase or sell the asset.

Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets held-for-trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into that are not designated as hedging instruments in hedge relationships as defined by IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). Included in this class are primarily physical delivered energy contracts, for which the own-use exemption could not be applied, financially settled energy contracts and foreign currency forward contracts.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 11.  Related realized and unrealized gains and losses are included in the consolidated income statement.

11.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Assets in this category include receivables. Loans and receivables are initially recognized at fair value plus transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment. The effective interest amortization is included in finance costs in the consolidated income statement.

Derecognition
A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when Just Energy has transferred its rights to receive cash flows from the asset.

Impairment of financial assets
Just Energy assesses whether there is objective evidence that a financial asset is impaired at each reporting date. A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the fund of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, Just Energy first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively, for financial assets that are not individually significant. If Just Energy determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of other income in the consolidated income statement.

Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other operating costs in the consolidated income statement.

Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by Just Energy that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Included in this class are primarily physically delivered energy contracts, for which the own-use exemption could be not applied, financially settled energy contracts and foreign currency forward contracts.

12.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

Gains or losses on liabilities held-for-trading are recognized in the consolidated income statement.

Other financial liabilities
Other financial liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities include long-term debt issued, which is initially measured at fair value, which is the consideration received, net of transaction costs incurred, trade and other payables and bank indebtedness. Transaction costs related to the long-term debt instruments are included in the value of the instruments and amortized using the effective interest rate method. The effective interest expense is included in finance costs in the consolidated income statement.

Derecognition
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated income statement.

(l)	Derivative instruments

Just Energy enters into fixed-term contracts with customers to provide electricity and gas at fixed prices. These customer contracts expose Just Energy to changes in consumption as well as changes in the market prices of gas and electricity. To reduce its exposure to movements in commodity prices, Just Energy enters into derivative contracts.

Just Energy analyzes all its contracts, of both a financial and non-financial nature, to identify the existence of any “embedded” derivatives. Embedded derivatives are accounted for separately from the underlying contract at inception date when their risks and characteristics are not closely related to those of the underlying contracts and the underlying contracts are not carried at fair value.  An embedded derivative is a provision in a contract that modifies the cash flow of a contract by making it dependent on an underlying measurement.

All derivatives are recognized at fair value on the date on which the derivative is entered into and are re-measured to fair value at each reporting date. Derivatives are carried in the consolidated statements of financial position as other financial assets when the fair value is positive and as other financial liabilities when the fair value is negative. Just Energy does not utilize hedge accounting. Therefore, changes in the fair value of these derivatives are taken directly to the consolidated income statement and are included within change in fair value of derivative instruments.

(m)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position if, and only if, there is currently an enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(n)	Fair value of financial instruments

Fair value is the estimated amount that Just Energy would pay or receive to dispose of these contracts in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s-length market

13.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models.  An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 11.

(o)	Revenue recognition

Revenue is recognized when significant risks and rewards of ownership are transferred to the customer. In the case of gas and electricity, transfer of risk and rewards generally coincides with consumption.  Ethanol and dried distillery grain sales are recognized when the risk and reward of ownership passes, which is typically on delivery.  Revenue from sales of water heaters, furnaces and air conditioners is recognized upon installation. Just Energy recognizes revenue from water heater and HVAC leases, based on rental rates over the term commencing from the installation date.

Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and sales taxes.

The Company assumes credit risk for all customers in Illinois, Texas, Pennsylvania, Maryland, Massachusetts, California and Georgia and for large-volume customers in British Columbia and Ontario. In these markets, the Company ensures that credit review processes are in place prior to commodity flowing to the customer.

(p)	Foreign currency translation

Functional and presentation currency
Items included in the consolidated financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the parent company’s presentation and functional currency.

Transactions
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated income statement, except when deferred in other comprehensive income (loss) as qualifying net investment hedges.

Translation of foreign operations
The results and consolidated financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position; and
•	income and expenses for each consolidated income statement are translated at the exchange rates prevailing at the dates of the transactions.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income (loss).

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in accumulated other comprehensive income (loss) are recognized in the consolidated income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of

14.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

the foreign entity and translated at the closing rate.

(q)	Per share/unit amounts

The computation of income per unit/share is based on the weighted average number of units/shares outstanding during the year. Diluted earnings per unit/share are computed in a similar way to basic earnings per unit/share except that the weighted average units/shares outstanding are increased to include additional units/shares assuming the exercise of stock options, restricted share grants (“RSGs”), deferred share grants (“DSGs”) and convertible debentures, if dilutive.

(r)	Share-based compensation plans

Equity-based compensation liability

Prior to the Conversion to a corporation on January 1, 2011, Just Energy’s equity-based compensation plans entitled the holders to receive trust units which under IFRS, were considered puttable financial instruments, and thus the awards were classified as liability-based awards.  The liability was measured at the redemption value of the instruments and re-measured at each reporting date with the gain or loss associated with the re-measurement recorded within profit.  When the awards were converted into trust units, the conversions were recorded as an extinguishment of the liability and accordingly, the re-measured amount at the date of conversion was then reclassified to equity.

Subsequent to the Conversion, Just Energy accounted for its share-based compensation as equity-settled transactions as a result of the stock-based plans that were no longer convertible into a puttable financial liability.  The cost of a share-based compensation is measured by reference to the fair value at the date on which it was granted. Awards are valued at the grant date and are not adjusted for changes in the prices of the underlying shares and other measurement assumptions. The cost of equity-settled transactions is recognized, together with the corresponding increase in equity, over the period in which the performance or service conditions are fulfilled, ending on the date on which the relevant grantee becomes fully entitled to the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting period reflects the extent to which the vesting period has expired and Just Energy’s best estimate of the number of the shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

When options, RSGs and DSGs are exercised or exchanged, the amounts credited to contributed surplus are reversed and credited to shareholders' capital.

(s)	Employee future benefits

Just Energy established a long-term incentive plan (the "Plan") for all permanent full-time and part-time Canadian employees (working more than 20 hours per week) of its subsidiaries. The Plan consists of two components, a Deferred Profit Sharing Plan ("DPSP") and an Employee Profit Sharing Plan ("EPSP").  For participants of the DPSP, Just Energy contributes an amount equal to a maximum of 2% per annum of an employee's base earnings. For the EPSP, Just Energy contributes an amount up to a maximum of 2% per annum of an employee's base earnings towards the purchase of shares of Just Energy, on a matching one for one basis.

For U.S. employees, Just Energy has established a long-term incentive plan (the "Plan") for all permanent full-time and part-time employees (working more than 26 hours per week) of its subsidiaries. The Plan consists of two components, a 401(k) and an Employee Share Purchase Plan ("ESPP").  For participants of the ESPP, Just Energy contributes an amount up to a maximum of 3% per annum of an employee's base earnings towards the purchase of Just Energy shares, on a matching one for one basis. For participants in the 401(k), Just Energy contributes an amount up to a maximum of 4% per annum of an employee's base earnings, on a matching one for one basis. In the event an employee participates in both the ESPP and 401(k), the maximum Just Energy will contribute to the 401k is 2%.

Participation in the plans in Canada or the U.S is voluntary. The plans have a two-year vesting period beginning from the later of the plan's effective date and an employee's starting date. During the year, Just Energy contributed $2,034 (2011 - $1,572) to the plans, which was paid in full during the year.

15.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

Obligations for contributions to the Plan are recognized as an expense in the consolidated income statement as incurred.

(t)	Trust units of the Fund

Prior to the Conversion which occurred on January 1, 2011, the Fund’s outstanding equity instruments consisted of publicly traded trust units of the Fund, Class A preference shares of JEC and Exchangeable Shares of JEEC. Pursuant to applicable legislation, those trust units included a redemption feature which required Just Energy to assess the appropriate presentation of those units under IFRS.

Generally, IFRS requires that financial instruments, which include a redemption feature, making the instruments puttable, should be presented as a financial liability rather than an equity item. However, an exception to this requirement is available if the financial instrument meets certain criteria. Just Energy determined that its trust units met the requirements for this exception and accordingly, the trust units are presented as equity for the periods prior to the Conversion.

Liabilities associated with the Class A preference shares of JEC and the Exchangeable Shares of JEEC (collectively the “Exchangeable Shares”)

Prior to the Conversion, the outstanding Exchangeable Shares did not meet the criteria to be recorded as equity because the Exchangeable Shares were ultimately required to be exchanged for trust units, which were considered puttable financial instruments.  Accordingly, the Exchangeable Shares were recorded as a liability until exchanged for trust units.  The liability was measured at the redemption value of the instruments and re-measured at each reporting date with the gain or loss associated with the re-measurement recorded within profit.  When the Exchangeable Shares were converted into trust units, the conversions were recorded as an extinguishment of the liability, and accordingly, the re-measured amount at the date of conversion was then reclassified to equity.

Transaction costs

Transaction costs incurred by Just Energy in issuing, acquiring or selling its own equity instruments are accounted for as a deduction from equity to the extent that they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided.

(u)	Income taxes

Just Energy follows the liability method of accounting for deferred taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases.

Deferred tax assets/liabilities are recognized for all taxable temporary differences, except:

•
Where the deferred tax asset/liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized except:

16.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

•
Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(v)	Provisions

Provisions are recognized when Just Energy has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where Just Energy expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated income statement, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the consolidated income statement.

(w)	Selling and marketing expenses and contract initiation costs

Commissions and various other costs related to obtaining and renewing customer contracts are charged to income in the period incurred except as disclosed below:

Commissions related to obtaining and renewing commercial customer contracts are paid in one of the following ways: all or partially upfront or as a residual payment over the life of the contract. If the commission is paid all or partially upfront, it is recorded as contract initiation costs and amortized in selling and marketing expenses over the term for which the associated revenue is earned.  If the commission is paid as a residual payment, the amount is expensed as earned.

17.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

In addition, commissions related to obtaining customer contracts signed by NHS are recorded as contract initiation costs and amortized in selling and marketing expenses over the remaining life of the contract.

(x)	Investment in joint venture

Just Energy accounts for its interest in joint ventures using the equity method.  Under this method any investments made increases the asset value, the proportionate share of income/losses, increases/decreases the asset value, with an offsetting adjustment in the consolidated statements of operations and any dividends received decreases the asset value.

4.         (i)         SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income, expenses and the disclosure of contingent liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis for making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Judgments made by management in the application of IFRS that have a significant impact on the consolidated financial statements relate to the following:

Impairment of non-financial assets
Just Energy’s impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from the budget for the next five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Deferred taxes
Significant management judgment is required to determine the amount of deferred tax assets that can be   recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax-planning strategies.

Development costs
Development costs are capitalized in accordance with the accounting policy in Note 3 (h). Initial capitalization of costs is based on management’s judgment that technical and economical feasibility is confirmed, usually when a project has reached a defined milestone according to an established project management model. As at March 31, 2012, the carrying amount of capitalized development costs was $13,343 (2011 - $16,275). This amount primarily includes costs for the internal development of software tools for the customer billing and analysis in the various operating jurisdictions. These software tools are developed by the internal information technology and operations department, for the specific regional market requirements.

Useful life of key property, plant and equipment and intangible assets
The amortization method and useful lives reflect the pattern in which management expects the asset’s future economic benefits to be consumed by Just Energy. Refer to Note 3(f) and Note 3(h) for the estimated useful lives.

Provisions for litigation
The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce, a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crises in California.  Pursuant to the complaints, the State of California is challenging the FERC’s

18.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

enforcement of its market-based rate system. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation are not certain; however, an estimated amount has been recorded in these consolidated financial statements as at March 31, 2012. In the general course of operations, Just Energy has made additional provisions for litigation matters that have arisen. Refer to Note 17 for further details.

Trade receivables
Just Energy reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated income statement. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, Just Energy makes judgments about the borrower’s financial situation and the net realizable value of collateral. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

Fair value of financial instruments
Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 11 for further details about the assumptions as well as sensitivity analysis.

Acquisition accounting
For acquisition accounting purposes, all identifiable assets, liabilities and contingent liabilities acquired in a business combination are recognized at fair value on the date of acquisition. Estimates are used to calculate the fair value of these assets and liabilities as at the date of acquisition.

(ii)	ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

IFRS 9, Financial Instruments
As of April 1, 2015, Just Energy will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement.  The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10, Consolidated Financial Statements
As of April 1, 2013, IFRS 10, Consolidated Financial Statements will replace portions of IAS 27, Consolidated and Separate Financial Statements and interpretation SIC-12, Consolidation-Special Purpose Entities. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the current ability to affect those returns through its power over the investee.

As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgment about whether the Company controls another entity; there are no clear lines. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments, holding less than a majority of voting rights, how to consider protective rights, and principal-agency relationships (including removal rights), all of which may differ from current practice. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

19.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

IFRS 11, Joint Arrangements
On April 1, 2013, Just Energy will be required to adopt IFRS 11, Joint Arrangements, which applies to accounting for interests in joint arrangements where there is joint control. The standard requires the joint arrangements to be classified as either joint operations or joint ventures. The structure of the joint arrangement would no longer be the most significant factor when classifying the joint arrangement as either a joint operation or a joint venture. In addition, the option to account for joint ventures (previously called jointly controlled entities) using proportionate consolidation will be removed and replaced by equity accounting.

The adoption of this new section will have no impact on the Company as joint ventures are currently accounted for using the equity method.

IFRS 12, Disclosure of Interests in Other Entities
On April 1, 2013, Just Energy will be required to adopt IFRS 12, Disclosure of Interests in Other Entities, which includes disclosure requirements about subsidiaries, joint ventures, and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgments and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13, Fair Value Measurement
On April 1, 2013, Just Energy will be required to adopt IFRS 13, Fair Value Measurement. The new standard will establish a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the ‘exit price’ and concepts of ‘highest and best use’ and ‘valuation premise’ would be relevant only for non-financial assets and liabilities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27, Separate Financial Statements
On April 1, 2013 Just Energy will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10.

In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 28, Investments in Associates and Joint Ventures
On April 1, 2013, Just Energy will be required to adopt IAS 28, Investments in Associates and Joint Ventures. As a consequence of the issue of IFRS 10, IFRS 11, IFRS 12 and IAS 28 have been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

This standard will be applied by the Company when there is joint control or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. The Company has not yet assessed the impact of the standard or determined whether it will adopt the

20.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

standard early.

IAS 1, Presentation of Financial Statements
IAS 1, Presentation of Financial Statements, was amended in 2011 to expand on the disclosures required of items within Other Comprehensive Income.  The revised standard requires that an entity distinguishes between those items that are recycled to profit and loss versus those items that are not recycled. Retrospective application is required and the standard is effective for annual periods beginning on or after July 1, 2012. The Company does not expect the amendments to IAS 1 to have a significant impact on its consolidated financial statements.

21.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

5.           PROPERTY, PLANT AND EQUIPMENT

As at March 31, 2012
	Computer	Buildings and		Furniture		Office	Water	Furnaces and air	Leasehold	Solar
	equipment	ethanol plant	Land	and fixtures	Vehicles	equipment	heaters	conditioners	improvements	equipment	Total
Cost:
Operating balance -
April 1, 2011	$7,750	$158,482	$299	$6,090	$215	$17,976	$78,223	$3,813	$8,567	$283	$281,698
Additions/(Disposals)	1,347	-	-	441	(32)	1,668	28,048	7,671	62	35,624	74,829
Acquisition of
subsidiary	348	-	-	8	31	371	-	-	-	-	758
Exchange differences	8	18	-	33	(2)	13	-	-	13	(118)	(35)
March 31, 2012	9,453	158,500	299	6,572	212	20,028	106,271	11,484	8,642	35,789	357,250
Accumulated
Amortization:
Opening balance -
April 1, 2011	(4,958)	(17,426)	-	(3,561)	(88)	(9,520)	(6,887)	(179)	(5,077)	-	(47,696)
Amortization charge
to COGS	-	(5,871)	-	-	-	-	(5,961)	(808)	-	-	(12,640)
Amortization charge
for the year	(1,205)	(1,201)	-	(569)	(41)	(1,905)	-	-	(913)	(13)	(5,847)
Disposals	12	-	-	-	21	(1)	-	-	-	-	32
Exchange differences	(9)	-	-	(11)	-	(9)	-	-	(9)	-	(38)
Ending balance,
March 31, 2012	(6,160)	(24,498)	-	(4,141)	(108)	(11,435)	(12,848)	(987)	(5,999)	(13)	(66,189)
Net book value,
March 31, 2012	$3,293	$134,002	$299	$2,431	$104	$8,593	$93,423	$10,497	$2,643	$35,776	$291,061

As at March 31, 2011
	Computer	Buildings and		Furniture		Office	Water	Furnaces and air	Leasehold	Solar
	equipment	ethanol plant	Land	and fixtures	Vehicles	equipment	heaters	conditioners	improvements	equipment	Total
Cost:
Operating balance -
April 1, 2010	$6,417	$159,897	$299	$5,581	$197	$16,724	$51,059	$317	$8,409	$-	$248,900
Additions/(Disposals)	1,137	(2,055)	-	468	18	684	27,164	3,496	148	297	31,357
Acquisition
of subsidiary	233	670	-	94	-	621	-	-	30	-	1,648
Exchange differences	(37)	(30)	-	(53)	-	(53)	-	-	(20)	(14)	(207)
Ending balance,
March 31, 2011	7,750	158,482	299	6,090	215	17,976	78,223	3,813	8,567	283	281,698
Accumulated
Amortization:
Operating balance -
April 1, 2010	(3,887)	(11,104)	-	(2,972)	(46)	(7,614)	(2,481)	(4)	(4,116)	-	(32,224)
Amortization charge
to COGS	-	(5,256)	-	-	-	-	(4,406)	(175)	-	-	(9,837)
Amortization charge
for the year	(1,086)	(1,066)	-	(606)	(42)	(1,923)	-	-	(975)	-	(5,698)
Exchange differences	15	1	-	17	-	16	-	-	14	-	63
Ending balance,
March 31, 2011	(4,958)	(17,425)	-	(3,561)	(88)	(9,521)	(6,887)	(179)	(5,077)	-	(47,696)
Net book value,
March 31, 2011	$2,792	$141,057	$299	$2,529	$127	$8,455	$71,336	$3,634	$3,490	$283	$234,002
Net book value,
April 1, 2010	$2,530	$148,793	$299	$2,609	$151	$9,110	$48,578	$313	$4,293	$-	$216,676

22.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

6.           INTANGIBLE ASSETS

As at March 31, 2012								Commodity
								billing and
		Electricity	Water heater		Sales			settlement	IT system
	Gas contracts	contracts	contracts	Goodwill	network	Brand	Software	systems	development	Other	Total
Cost:
Opening balance -
April 1, 2011	$248,828	$436,339	$23,164	$227,467	$80,561	$10,692	$9,540	$6,515	$19,691	$9,006	$1,071,803
Acquisition of a subsidiary	-	39,533	-	21,106	42,359	13,034	215	-	-	-	116,247
Write-down of fully
amortized assets	(1,842)	-	-	-	-	-	-	-	-	-	(1,842)
Additions	-	-	879	-	-	-	4,084	15	773	116	5,867
Exchange differences	3,759	3,981	-	592	158	(357)	83	51	493	248	9,008
Ending balance,
March 31, 2012	250,745	479,853	24,043	249,165	123,078	23,369	13,922	6,581	20,957	9,370	1,201,083
Accumulated
Amortization:
Opening balance -
April 1, 2011	(144,568)	(248,673)	(2,813)	-	(14,770)	-	(6,616)	(6,453)	(3,478)	(4,213)	(431,584)
Write-down of fully
amortized assets	1,842	-	-	-	-	-	-	-	-	-	1,842
Amortization charge
for the year	(23,902)	(54,468)	(1,631)	-	(19,006)	-	(2,890)	(18)	(4,089)	(2,229)	(108,233)
Amortization in mark
to market	(38,663)	(74,330)	-	-	-	-	-	-	-	-	(112,993)
Exchange differences	(2,856)	(2,668)	-	-	(508)	-	(22)	(51)	(106)	(129)	(6,340)
Ending balance,
March 31, 2012	(208,147)	(380,139)	(4,444)	-	(34,284)	-	(9,528)	(6,522)	(7,673)	(6,571)	(657,308)
Net book value,
March 31, 2012	$42,598	$99,714	$19,599	$249,165	$88,794	$23,369	$4,394	$59	$13,284	$2,799	$543,775

As at March 31, 2011								Commodity
								billing and
		Electricity	Water heater		Sales			settlement	IT system
	Gas contracts	contracts	contracts	Goodwill	network	Brand	Software	systems	development	Other	Total
Cost:
Operating balance -
April 1, 2010	$472,756	$266,700	$23,081	$186,832	$-	$-	$5,562	$6,545	$605	$2,377	$964,458
Acquisition of a
subsidiary	26,225	200,653	-	32,317	84,400	11,200	911	-	17,954	6,545	380,205
Write-down of fully
amortized assets	(243,929)	(21,083)	-	-	-	-	-	-	-	-	(265,012)
Adjustments to
goodwill	-	-	-	9,877	-	-	-	-	-	-	9,877
Additions	-	-	83	-	-	-	3,208	54	1,949	490	5,784
Exchange differences	(6,224)	(9,931)	-	(1,559)	(3,839)	(508)	(141)	(84)	(817)	(406)	(23,509)
Ending balance,
March 31, 2011	248,828	436,339	23,164	227,467	80,561	10,692	9,540	6,515	19,691	9,006	1,071,803
Accumulated
Amortization:
Opening balance -
April 1, 2010	(307,413)	(113,862)	(1,218)	-	-	-	(4,198)	(6,515)	(21)	(2,377)	(435,604)
Write-down of fully
amortized assets	243,929	21,083	-	-	-	-	-	-	-	-	265,012
Amortization charge
for the year	(31,841)	(63,642)	(1,595)	-	(15,511)	-	(2,576)	(22)	(3,614)	(2,040)	(120,841)
Amortization in mark
to market	(53,757)	(96,064)	-	-	-	-	-	-	-	-	(149,821)
Exchange differences	4,514	3,812	-	-	741	-	158	84	157	204	9,670
Ending balance,
March 31, 2011	(144,568)	(248,673)	(2,813)	-	(14,770)	-	(6,616)	(6,453)	(3,478)	(4,213)	(431,584)
Net book value,
March 31, 2011	$104,260	$187,666	$20,351	$227,467	$65,791	$10,692	$2,924	$62	$16,213	$4,793	$640,219
Net book value,
April 1, 2010	$165,343	$152,838	$21,863	$186,832	$-	$-	$1,364	$30	$584	$-	$528,854

23.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

The capitalized internally developed costs relate to the development of new customer billing and analysis software solutions for the different energy markets of Just Energy. All research costs and development costs not eligible for capitalization have been expensed and are recognized in administrative expenses.

7.         RESTRICTED CASH

Restricted cash consists of the following:

(i)
As part of the acquisition of Newten Home Comfort Inc. in 2009, the Company was required to transfer cash into a trust account, in trust for the vendors, as part of the contingent consideration. The contingent consideration payments, which will become payable in July 2012 are based on the number of completed water heater installations.  As of March 31, 2012, the amount of restricted cash is $1,250.

(ii)
As part of the acquisition of Fulcrum Retail Holdings LLC (“Fulcrum”), Note 9(a), Just Energy was required to transfer $10,949 into a restricted cash account until such transfer time that the amount of the contingent consideration is known.

8.         INVENTORY

The amount of inventory recognized as an expense during the year ended March 31, 2012, was $94,349 (2011-$77,376). There have been no write-downs of inventory. Inventory is made up of the following:

	March 31,	March 31,	April 1,
	2012	2011	2010
Raw materials	$1,220	$2,224	$2,308
Work in progress	775	518	463
Finished goods	7,993	4,164	3,552
	$9,988	$6,906	$6,323

9.         ACQUISITIONS

(a)	Acquisition of Fulcrum Retail Holdings LLC

On October 3, 2011, Just Energy completed the acquisition of the equity interest of Fulcrum with an effective date of October 1, 2011.  The acquisition was funded by an issuance of $100 million in convertible debentures (Note 15(f)).

The consideration for the acquisition was US$79.4 million paid at the time of closing, subject to customary working capital adjustments. Just Energy paid US$7.3 million in connection with the preliminary working capital adjustment still subject to finalization.  Just Energy will also pay up to US$11.0 million in cash and issue up to 867,025 common shares (collectively, the “Earn-Out” amount) to the sellers 18 months following the closing date, provided that certain EBITDA and billed volume targets are satisfied by Fulcrum. On the Earn-Out amount, Just Energy will pay 4.006% interest on the cash portion and $1.86 per share issued at the end of the Earn-Out period.  The $11.0 million is being held in a restricted cash account until the amount is finalized. The fair value of the contingent consideration at acquisition was estimated to be $18,327.  Changes in the fair value of the contingent consideration will be recorded in the consolidated income statement as a change in fair value of derivative instruments.  The contingent consideration was valued at $21,407 as at March 31, 2012, and is included in other non-current financial liabilities.

24.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

The acquisition of Fulcrum was accounted for using the purchase method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Fair value recognized on acquisition
Current assets (including cash of $3,875)	$43,528
Property, plant and equipment	758
Software	215
Customer contracts and relationships	39,533
Affinity relationships	42,359
Brand	13,034
Contract initiation costs	156
Non-controlling interest	540
140,123

Current liabilities	(44,856)
Other liabilities – current	(12,430)
Other liabilities – long term	(3,768)
Deferred lease inducements	(322)
Long-term debt	(586)
(61,962)

Total identifiable net assets acquired	78,161
Goodwill arising on acquisition	21,106
Total consideration	$99,267

Cash paid, net of estimated working capital
adjustment	$80,940
Contingent consideration	18,327
Total consideration	$99,267

The transaction costs related to the acquisition of Fulcrum have been expensed and are included in other operating expenses in the consolidated income statement. The transaction costs related to the issuance of the convertible debentures have been capitalized and were allocated to the equity and liability component of the convertible debt in relation to the fair value of both the components. Goodwill of $21,106 comprises the value of expected ongoing synergies from the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes. Goodwill associated with the Fulcrum acquisition is part of the electricity marketing segment.  The purchase price allocation is considered preliminary, and as a result, it may be adjusted during the 12-month period following the acquisition, in accordance with IFRS 3.  Since the last quarter, the Company decreased the working capital by approximately $4,000, decreased the working capital adjustment by $1,500, increased other liabilities - current by approximately $1,700 and increased customer contracts and relationships by approximately $3,700, resulting in a net increase to goodwill of approximately $500.

25.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

The fair value of the trade receivables amounted to $20,600 at the date of acquisition. The gross amount of trade receivables was $27,540.

The customer contracts and relationships and affinity relationships are amortized over the average remaining life at the time of acquisition. The electricity contracts and customer relationships are amortized over 42 months (3.5 years). The affinity relationships are amortized over eight years.  The brand value is considered to be indefinite and, therefore, not subject to amortization.   Brand represents the value allocated to the market awareness of the operating names used to sell and promote its products.

From the date of acquisition, Fulcrum has contributed $107,305 of revenue and a loss of $9,083 to the consolidated net loss before tax of Just Energy for the period ended March 31, 2012. If the combination had taken place at the beginning of the fiscal year, consolidated revenue would have been $2,926,157, and the consolidated net loss before tax would have been $96,327 for the year ended March 31, 2012.

(b)	Acquisition of Hudson Energy Services, LLC

On May 7, 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC, and all the common shares of Hudson Energy Corp., thereby indirectly acquiring Hudson Energy Services, LLC (“Hudson”), with an effective date of May 1, 2010.  The acquisition was funded by an issuance of $330 million in convertible debentures issued on May 5, 2010 (Note 15(e)). There is no contingent consideration involved in the business acquisition.

The acquisition of Hudson was accounted for using the acquisition method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

26.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

Fair value recognized on acquisition
Current assets (including cash of $24,003)	$88,696
Property, plant and equipment	1,648
Software	911
Electricity contracts and customer relationships	200,653
Gas contracts and customer relationships	26,225
Broker network	84,400
Brand	11,200
Information technology system development	17,954
Contract initiation costs	20,288
Other intangible assets	6,545
Unbilled revenue	15,092
Notes receivable – long term	1,312
Security deposits – long term	3,544
Other assets – current	124
Other assets – long term	100
478,692

Current liabilities	(107,817)
Other liabilities – current	(74,683)
Other liabilities – long term	(40,719)
(223,219)

Total identifiable net assets acquired	255,473
Goodwill arising on acquisition	32,317
Total consideration	$287,790

Cash outflow on acquisition:
Cash paid	$287,790
Net cash acquired with the subsidiary	(24,003)
Holdback	(9,345)
Net cash outflow	$254,442

The transaction costs related to the acquisition of Hudson have been expensed and are included in other operating expenses in the consolidated income statement. The transaction costs related to the issuance of the convertible debentures have been capitalized and were allocated to the equity and liability component of the convertible debt in relation to the fair value of both the components. Goodwill of $32,317 comprises the value of expected synergies from the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes. Goodwill associated with the Hudson acquisition is part of the U.S. gas and electricity marketing segments. As at March 31, 2012, all holdbacks have been paid in full.

The fair value of the trade receivables amounted to $62,022 at the date of acquisition. The gross amount of trade receivables is $67,526.  None of the trade receivables have been impaired and it is expected that the full contractual amount can be collected.

All contracts and intangible assets, excluding brand, are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over periods of 30 months and 35 months,

27.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

 respectively. Other intangible assets, excluding brand, are amortized over periods ranging from three to five years.  The brand value is considered to be indefinite and, therefore, not subject to amortization.   Brand represents the value allocated to the market awareness of the operating names used to sell and promote its products.

From the date of acquisition, Hudson has contributed $654,802 of revenue and $5,914 to the net profit before tax of Just Energy for the period ended March 31, 2011. If the combination had taken place at the beginning of the prior fiscal year, consolidated revenue would have been $2,992,531 and the consolidated income would have been $548,799 for the year ended March 31, 2011.

10.	JOINT VENTURE

Effective July 1, 2011, Just Energy has a 50% interest in Just Ventures LLC and Just Ventures L.P. (collectively “Just Ventures”) jointly controlled entities that are involved in the marketing of Just Energy products.  The marketing efforts of Just Ventures are primarily internet based and through telemarketing which differs from Just Energy’s traditional sales channels.

Just Ventures is currently funded by its investors and all advances are recorded as additional capital contributions.

2012
Share of the associate's revenue and profit:
Revenue eliminated on consolidation	$335
Loss	$(1,971)
Carrying amount of the investment	$-

At any time subsequent to the second anniversary of the joint venture agreements, the other participant in the joint venture has the ability to sell part or all of its interest in Just Ventures (the “Put”).  The amount is determined based on the fair value of the previous month’s billed customers.  As at March 31, 2012, the Put was estimated to have a nominal value and is therefore not reflected in these consolidated financial statements.

28.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

11.	FINANCIAL INSTRUMENTS

(a)	Fair value

Fair value is the estimated amount that Just Energy would pay or receive to dispose of these supply contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swap and forward contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement. Due to the commodity volatility and size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

29.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

The following tables illustrate gains/(losses) related to Just Energy’s derivative financial instruments classified as held-for-trading and recorded on the consolidated statements of financial position as other assets and other liabilities with their offsetting values recorded in change in fair value of derivative instruments for the year ended March 31, 2012:

	Change in fair value of derivative instruments
	For the year	For the year	For the year	For the year
	ended	ended	ended	ended
	March 31, 2012	March 31, 2012	March 31, 2011	March 31, 2011
		(USD)		(USD)
Canada
Fixed-for-floating electricity swaps (i)	$44,269	n/a	$232,806	n/a
Renewable energy certificates (ii)	(60)	n/a	(987)	n/a
Verified emission-reduction credits (iii)	95	n/a	(952)	n/a
Options (iv)	(1,330)	n/a	333	n/a
Physical gas forward contracts (v)	52,114	n/a	138,623	n/a
Transportation forward contracts (vi)	(39)	n/a	11,365	n/a
Fixed financial swaps (vii)	(21,134)	n/a	(1,217)	n/a
United States
Fixed-for-floating electricity swaps (viii)	(77,879)	(76,155)	45,009	44,913
Physical electricity forward contracts (ix)	(41,463)	(41,192)	46,472	46,421
Unforced capacity forward contracts (x)	(3,455)	(3,535)	(416)	(388)
Unforced capacity physical contracts (xi)	(2,511)	(2,705)	(1,955)	(1,908)
Renewable energy certificates (xii)	1,494	1,563	(1,077)	(1,032)
Verified emission-reduction credits (xiii)	160	137	(140)	(136)
Options (xiv)	(1,611)	(1,580)	1,160	1,142
Physical gas forward contracts (xv)	16,525	16,618	118,077	116,831
Transportation forward contracts (xvi)	1,534	1,547	568	578
Heat rate swaps (xvii)	22,321	22,058	(1,789)	(1,592)
Fixed financial swaps (xviii)	(34,760)	(34,251)	(47,792)	(45,967)
Foreign exchange forward contracts (xix)	(1,213)	n/a	1,116	n/a
Ethanol physical forward contracts	(135)	n/a	135	n/a
Amortization of deferred unrealized gains on
discontinued hedges	69,162	n/a	119,883	n/a
Amortization of derivative financial instruments
related to acquisitions	(112,993)	n/a	(149,821)	n/a
Liability associated with Exchangeable Shares
and equity-based compensation	-	n/a	(3,354)	n/a
Change in fair value of contingent consideration	(5,436)	n/a	n/a	n/a
Change in fair value of derivative
instruments	$(96,345)		$506,047

30.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the consolidated financial statements as at March 31, 2012:

	Other assets	Other assets	Other liabilities	Other liabilities
	(current)	(long term)	(current)	(long term)

Canada
Fixed-for-floating electricity swaps (i)	$-	$-	$105,794	$74,614
Renewable energy certificates (ii)	154	49	158	292
Verified emission-reduction credits (iii)	-	-	387	462
Options (iv)	975	359	1,644	656
Physical gas forward contracts (v)	-	-	159,742	89,576
Transportation forward contracts (vi)	-	-	5,396	2,776
Fixed financial swaps (vii)	-	-	8,192	14,159
United States
Fixed-for-floating electricity swaps (viii)	-	11	90,698	41,425
Physical electricity forward contracts (ix)	-	-	121,213	30,674
Unforced capacity forward contracts (x)	5	-	1,664	2,086
Unforced capacity physical contracts (xi)	724	-	4,642	1,225
Renewable energy certificates (xii)	266	305	750	889
Verified emission-reduction credits (xiii)	42	80	304	420
Options (xiv)	73	-	601	349
Physical gas forward contracts (xv)	40	-	29,442	7,720
Transportation forward contracts (xvi)	34	-	1,137	241
Heat rate swaps (xvii)	10,307	14,511	-	-
Fixed financial swaps (xviii)	-	-	81,497	42,054
Foreign exchange forward contracts (xix)	179	-	-	-
Contingent consideration - Newten	-	-	1,376	-
Contingent consideration - Fulcrum (Note 9)	-		21,407
As at March 31, 2012	$12,799	$15,315	$636,044	$309,617

31.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the consolidated financial statements as at March 31, 2011:

	Other assets	Other assets	Other liabilities	Other liabilities
	(current)	(long term)	(current)	(long term)

Canada
Fixed-for floating electricity swaps (i)	$-	$-	$131,279	$93,397
Renewable energy certificates (ii)	194	196	158	417
Verified emission-reduction credits (iii)	-	-	315	628
Options (iv)	815	692	4,403	-
Physical gas forward contracts (v)	-	-	166,634	134,847
Transportation forward contracts (vi)	-	24	5,301	2,858
Fixed financial swaps (vii)	-	1,037	2,235	19
United States
Fixed-for-floating electricity swaps (viii)	125	45	29,028	25,719
Physical electricity forward contracts (ix)	-	310	55,548	37,535
Unforced capacity forward contracts (x)	309	177	581	118
Unforced capacity physical contracts (xi)	100	410	1,606	1,280
Renewable energy certificates (xii)	44	49	1,037	1,610
Verified emission-reduction credits (xiii)	13	36	275	491
Options (xiv)	1	-	1,056	165
Physical gas forward contracts (xv)	40	-	32,883	19,354
Transportation forward contracts (xvi)	-	-	1,526	1,281
Heat rate swaps (xvii)	639	2,408	180	131
Fixed financial swaps (xviii)	40	-	51,361	35,562
Foreign exchange forward contracts (xix)	1,391	-	-	-
Ethanol physical forward contracts	135	-	-	-
As at March 31, 2011	$3,846	$5,384	$485,406	$355,412

32.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the consolidated financial statements as at April 1, 2010:

	Other assets	Other assets	Other liabilities	Other liabilities
	(current)	(long term)	(current)	(long term)

Canada
Fixed-for floating electricity swaps (i)	$-	$-	$244,563	$212,920
Renewable energy certificates (ii)	350	621	30	139
Verified emission-reduction credits (iii)	2	7	-	-
Options (iv)	757	416	-	-
Physical gas forward contracts (v)	-	-	237,145	203,088
Transportation forward contracts (vi)	-	-	11,060	8,439
United States
Fixed-for-floating electricity swaps (viii)	-	-	31,291	30,464
Physical electricity forward contracts (ix)	-	-	38,015	39,035
Unforced capacity forward contracts (x)	523	102	445	9
Unforced capacity physical contracts (xi)	33	146	731	-
Renewable energy certificates (xii)	107	130	918	945
Verified emission-reduction credits (xiii)	-	-	167	447
Options (xiv)	-	-	912	915
Physical gas forward contracts (xv)	-	-	96,938	75,142
Transportation forward contracts (xvi)	-	-	1,265	2,262
Heat rate swaps (xvii)	654	3,605	-	-
Fixed financial swaps (xviii)	-	-	21,720	16,767
Foreign exchange forward contracts (xix)	277	-	-	-
As at April 1, 2010	$2,703	$5,027	$685,200	$590,572

33.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

The following table summarizes financial instruments classified as held-for-trading as at March 31, 2012, to which JustEnergy has committed:

			Total			Fair value
	Contract type	Notional volume	remaining	Maturity date	Fixed price	favourable/	Notional
			volume			(unfavourable)	value
	Canada
(i)	Fixed-for-floating	0.0001-48	7,536,951	April 30, 2012 -	$22.20-$128.13	($180,408)	$438,180
	electricity swaps *	MWh	MWh	December 31, 2019
(ii)	Renewable energy	10-90,000	780,310	December 31, 2012 -	$3.00-$26.00	($247)	$5,151
	certificates	MWh	MWh	December 31, 2015
(iii)	Verified emission-	6,000-50,000	599,000	December 31, 2013 -	$6.25-$11.50	($849)	$5,307
	reduction credits	tonnes	tonnes	December 31, 2016
(iv)	Options	119-33,000	713,089	April 30, 2012 -	$7.16-$12.39	($966)	$1,832
		GJ/month	GJ	February 28, 2014
(v)	Physical gas forward	1-8,376	64,316,388	April 30, 2012 -	$1.35-$10.00	($249,318)	$430,907
	contracts	GJ/day	GJ	March 31, 2016
(vi)	Transportation forward	74-17,000	35,595,520	April 30, 2012 -	$0.0025-$1.5600	($8,172)	$18,079
	contracts	GJ/day	GJ	August 31, 2015
(vii)	Fixed financial swaps	14,000-139,500	19,853,500	March 31, 2013 -	$2.34-$5.20	($22,351)	$88,642
		GJ/month	GJ	March 31, 2017
	United States
(viii)	Fixed-for-floating	0.10-80	9,577,598	April 30, 2012 -	$24.49-$136.41	($132,112)	$488,254
	electricity swaps *	MWh	MWh	March 31, 2017	(US$24.55-$136.75)	(US($132.443))	(US$489,478)
(ix)	Physical electricity	1-100	13,393,411	April 30, 2012 -	$26.77-$109.97	($151,887)	$624,024
	forwards	MWh	MWh	May 31, 2017	(US$26.84-$110.25)	(US($152,268))	(US$625,588)
(x)	Unforced capacity	3-150	118,766	June 30, 2012 -	$1,812-$7,980	($3,745)	$7,739
	forward contracts	MWCap	MWCap	May 31, 2014	(US$1,817-$8,000)	(US($3,754))	(US$7,758)
(xi)	Unforced capacity	1-280	5,336	April 30, 2012 -	$848-$9,327	($5,144)	$27,672
	physical contracts	MWCap	MWCap	May 31, 2014	(US$850-$9,350)	(US($5,157))	(US$27,741)
(xii)	Renewable energy	300-160,000	2,987,250	December 31, 2012 -	$0.55-$42.64	($1,068)	$15,992
	certificates	MWh	MWh	December 31, 2017	(US$0.55-$42.75)	(US($1,071))	(US$16,032)
(xiii)	Verified emission-	8,000-50,000	658,000	December 31, 2012 -	$3.49-$8.73	($602)	$4,064
	reduction credits	tonnes	tonnes	December 31, 2016	(US$3.50-$8.75)	(US($604))	(US$4,074)
(xiv)	Options	60-60,000	1,233,065	April 30, 2012 -	$7.73-$13.77	($877)	$166
		mmBTU/month	mmBTU	December 31, 2014	(US$7.75-$13.80)	(US($879))	(US$166)
(xv)	Physical gas forward	5-2,500	7,139,328	April 2, 2012 -	$2.21-$11.85	($37,122)	$58,701
	contracts	mmBTU/month	mmBTU	July 31, 2014	(US$2.22-$11.88)	(US($37,215))	(US$58,848)
(xvi)	Transportation forward	15-13,205	10,739,615	April 02, 2012 -	$0.08-$1.50	($1,344)	$22,967
	contracts	mmBTU/day	mmBTU	August 31, 2015	(US$0.08-$1.50)	(US($1,347))	(US$23,025)
(xvii)	Heat rate swaps	1-50	3,248,369	April 30, 2012 -	$14.10-$65.06	$24,817	$97,111
		MWh	MWh	October 31, 2016	(US$14.14-$65.22)	(US$24,879)	(US$97,354)
(xviii)	Fixed financial swaps	930-600,000	44,416,997	April 30, 2012 -	$2.64-$9.24	($123,549)	$265,023
		mmBTU/month	mmBTU	May 31, 2017	(US$2.65-$9.26)	(US($123,859))	(US$265,687)
(xix)	Foreign exchange	($497-$3,614)	n/a	April 02, 2012 -	$0.977-$1.048	$179	$22,630
	forward contracts	(US$500-$3,500)		January 2, 2013			(US$22,687)
* Some of the electricity fixed-for-floating contracts related to the Province of Alberta and the Province of Ontario are load-following, wherein the quantity of electricity contained in the supply contract “follows” the usage of customers designated by the supply contract. Notional volumes associated with these contracts are estimates and are subject to change with customer usage requirements.  There are also load shaped fixed-for-floating contracts in these and the rest of Just Energy’s electricity markets wherein the quantity of electricity is established but varies throughout the term of the contracts.

The estimated amortization of deferred gains and losses reported in accumulated other comprehensive income that is expected to be amortized to net income within the next 12 months is a gain of approximately $32.5 million.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other asset balance recognized in the consolidated financial statements.

34.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted, unadjusted market prices. Just Energy values its cash and cash equivalent, accounts receivable, unbilled revenue, bank indebtedness, trade and other payables and long-term debt under Level 1.

Level 2

Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the market risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

35.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at March 31, 2012:

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and short-term deposits	$65,419	$-	$-	$65,419
Loans and receivables	437,216	-	-	437,216
Derivative financial assets	-	-	28,114	28,114
Financial liabilities
Derivative financial liabilities	-	(98,193)	(847,468)	(945,661)
Other financial liabilities	(1,064,888)	-	-	(1,064,888)
Total net derivative liabilities	$(562,253)	$(98,193)	$(819,354)	$(1,479,800)

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at March 31, 2011:

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and short-term deposits	$98,466	$-	$-	$98,466
Loans and receivables	398,401	-	-	398,401
Derivative financial assets	-	1,077	8,153	9,230
Financial liabilities
Derivative financial liabilities	-	(89,177)	(751,641)	(840,818)
Other financial liabilities	(886,696)	-	-	(886,696)
Total net derivative liabilities	$(389,829)	$(88,100)	$(743,488)	$(1,221,417)

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at April 1, 2010:

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and short-term deposits	$78,782	$-	$-	$78,782
Loans and receivables	295,663	-	-	295,663
Derivative financial assets	-	-	7,730	7,730
Financial liabilities
Derivative financial liabilities	-	(38,487)	(1,237,285)	(1,275,772)
Other financial liabilities	(478,889)	-	-	(478,889)
Total net derivative liabilities	$(104,444)	$(38,487)	$(1,229,555)	$(1,372,486)

36.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

The following table illustrates the changes in net fair value of financial assets/(liabilities) classified as Level 3 in the FV hierarchy for the year ended March 31:

	March 31, 2012	March 31, 2011
Opening balance, April 1	$(743,488)	$(1,229,555)

Total gain/(losses) - Profit for the period	(376,121)	6,891
Purchases	(201,235)	(256,294)
Sales	41,547	3,795
Settlements	459,943	731,675
Transfer out of Level 3	-	-
Closing balance	$(819,354)	$(743,488)

(b)  Classification of financial assets and liabilities

The following table represents the fair values and carrying amounts of financial assets and liabilities measured at amortized cost.

As at March 31, 2012	Carrying amount	Fair value

Cash and cash equivalents	$53,220	$53,220
Restricted cash	12,199	12,199
Current trade and other receivables	299,945	299,945
Unbilled revenues	130,796	130,796
Non-current receivables	6,475	6,475
Other financial assets	28,114	28,114
Bank indebtedness, trade and other payables	288,205	288,205
Long-term debt	776,683	826,991
Other financial liabilities	945,661	945,661

As at March 2011 and April 1, 2010, the carrying amounts of the above financial assets and liabilities was equal to their fair value, except for long-term debt which had a fair value of $663,407 as at March 31, 2011 and $302,689 as at April 1, 2010.

For the years ended March 31
	2012	2011
Interest expense on financial liabilities not held-for-trading	$60,935	$59,883

The carrying value of cash and cash equivalents, restricted cash, current trade and other receivables, unbilled revenues and trade and other payables approximates the fair value due to their short-term liquidity.

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the exception of the $90m, $330m and $100m convertible debentures, which are fair valued, based on market value.

37.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

(c)    Management of risks arising from financial instruments

The risks associated with Just Energy’s financial instruments are as follows:

(i)     Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity.  Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in U.S. operations.

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years.  Just Energy has hedged between 25% and 90% of certain forecasted cross border cash flows that are expected to occur within the next year. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results.  Translation risk is not hedged.

With respect to translation exposure, as at March 31, 2012, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar, assuming that all the other variables had remained constant, net loss for the year would have been $10,700 higher/lower and other comprehensive loss would have been $6,400 higher/lower.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that this long-term debt exposes it to material financial risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) in income before income taxes for the year ended March 31, 2012, of approximately $1,112, respectively.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits; most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit; should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained.  Just Energy's exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established.  Derivative instruments are generally transacted over the counter.  The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flow of Just Energy. Just Energy mitigates the exposure for

38.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal.

Commodity price sensitivity – all derivative financial instruments

If the energy prices including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the year ended March 31, 2012, would have increased (decreased) by $149,312 ($148,598) primarily as a result of the change in the fair value of Just Energy’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the year ended March 31, 2012, would have increased (decreased) by $137,213 ($136,512) primarily as a result of the change in the fair value of Just Energy’s derivative instruments.

(ii)   Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, British Columbia, New York, Massachusetts, Pennsylvania, California, Michigan, and Georgia, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy.  Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	March 31, 2012	March 31, 2011	April 1, 2010

Current	$69,738	$61,695	$44,531
1 – 30 days	15,530	15,088	13,873
31 – 60 days	5,681	5,533	4,598
61 – 90 days	2,905	5,652	1,768
Over 91 days	19,947	10,322	3,973

	$113,801	$98,290	$68,743

39.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

Changes in the allowance for doubtful accounts were as follows:

	March 31, 2012	March 31, 2011
Balance, beginning of year	$25,115	$17,519
Allowance on acquired receivables	6,940	5,591
Provision for doubtful accounts	28,514	27,627
Bad debts written off	(29,215)	(23,801)
Other	3,572	(1,821)
Balance, end of year	$34,926	$25,115

For the remaining markets, the LDCs for a fee, provide collection services and assume the risk of any bad debts owing from Just Energy’s customers. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEGI. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure.  However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at March 31, 2012, the maximum counterparty credit risk exposure amounted to $141,915, representing the risk relating to the Company’s derivative financial assets and accounts receivable.

(iii)    Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities as at March 31, 2012:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1 to 3 years	4 to 5 years	years
Trade and other payables	$287,145	$287,145	$287,145	$-	$-	$-
Bank indebtedness	1,060	1,060	1,060	-	-	-
Long-term debt*	776,683	833,962	97,611	252,570	26,433	457,348
Derivative instruments	945,661	2,596,314	1,363,421	1,057,222	175,049	622
	$2,010,549	$3,718,481	$1,749,237	$1,309,792	$201,482	$457,970

* Included in long-term debt is $330,000, $100,000 and $90,000 relating to convertible debentures, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

40.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

In addition to the amounts noted above, at March 31, 2012, net interest payments over the life of the long-term debt and bank credit facility are as follows:

				More than
	Less than 1 year	1 to 3 years	4 to 5 years	5 years
Interest payments	$47,800	$84,304	$67,215	$61,750

(iv)      Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $1,756 to accommodate for its counterparties’ risk of default.

12.           ACCUMULATED OTHER COMPREHENSIVE INCOME

For the year ended March 31, 2012

	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of year	$29,033	$94,886	$123,919
Unrealized foreign currency translation adjustment	2,386	-	2,386
Amortization of deferred unrealized gain on discontinued
hedges net of income taxes of $13,150	-	(56,012)	(56,012)
Balance, end of year	$31,419	$38,874	$70,293

For the year ended March 31, 2011

	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of year	$28,584	$193,385	$221,969
Unrealized foreign currency translation adjustment	449	-	449
Amortization of deferred unrealized gain on discontinued
hedges net of income taxes of $21,384	-	(98,499)	(98,499)
Balance, end of year	$29,033	$94,886	$123,919

41.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

13.	SHAREHOLDERS’ CAPITAL

Subsequent to the Conversion

On January 1, 2011, Just Energy issued common shares in exchange for the outstanding trust units of the Fund. The exchange of the trust units of the Fund was accounted for as an exchange of equity instruments at carrying value. The exchange of Exchangeable Shares for common shares was accounted for as an extinguishment of the liability associated with Exchangeable Shares at the redemption value measured on the date of the exchange.

Details of issued shareholders’ capital are as follows for the year ended March 31, 2012, with comparatives for the year ended March 31, 2011:

	Year ended March 31, 2012		Year ended March 31, 2011
	Shares	Amount	Shares	Amount

Balance, beginning of year	136,963,726	$963,982	-	$-
Shares issued pursuant to the Conversion
Trust units	-	-	126,583,148	808,848
Class A preference shares (Note 29)	-	-	5,263,728	78,798
Exchangeable shares (Note 29)	-	-	3,794,154	56,799
Shares issued to minority shareholder in
exchange for interest in TGF (i)	-	-	689,940	10,328
Share-based awards exercised	91,684	1,385	86,374	1,097
Dividend reinvestment plan (ii)	2,377,616	28,413	546,382	8,112
Repurchase and cancellation of shares(iii)	(84,100)	(599)	-	-
Balance, end of year	139,348,926	$993,181	136,963,726	$963,982

(i)        Shares issued

During the year ended March 31, 2011, Just Energy issued 689,940 shares to acquire the interest held by the minority shareholder of TGF pursuant to the exercise of the minority holders put right. The shares were valued at $10,328 and the difference between $18,285 and $10,328 represents the value of the minority interest of TGF at the time of issuance.  The value of the shares has been recorded as an increase to contributed surplus.

(ii)       Dividend reinvestment plan

Under Just Energy’s dividend reinvestment plan (“DRIP”), Canadian resident shareholders holding a minimum of 100 common shares can elect to receive their dividends in common shares rather than cash at a 2% discount to the simple average closing price of the common shares for five trading days preceding the applicable dividend payment date, provided that the common shares are issued from treasury and not purchased on the open market. Effective February 1, 2012, the Company has suspended the DRIP.

(iii)     Repurchase and cancellation of shares

During the year, Just Energy obtained approval from its Board of Directors and the Toronto Stock Exchange to make a normal course issuer bid to purchase up to 13,200,917 common shares for the 12-month period commencing December 16, 2011, and ending December 15, 2012. A maximum of 82,430 common shares can be purchased during any trading day.

42.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

During the year, Just Energy purchased and cancelled 84,100 common shares for a cash consideration of $955.  The average book value of $599 was recorded as a reduction to share capital and the remaining loss of $356 was allocated to accumulated deficit.

Prior to the Conversion

Effective January 1, 2011, Just Energy completed the Conversion from an income trust to a corporation.  As a result of the Conversion, Just Energy’s trust units, along with the issued exchangeable and Class A preference shares, were exchanged on a one for one basis into shares of JEGI.

Prior to the Conversion, the trust units were redeemable at the option of the Fund’s unitholders. The redemption price was calculated as the lower of the closing price on the day the units were tendered for redemption and 90% of the market price of the units for the ten days after redemption. The Fund had no redemptions for the period for which the trust units were outstanding.

IFRS requires financial instruments which include a redemption feature, making the instruments puttable, to be presented as a financial liability rather than equity. However, an exception to that requirement is available if the financial instrument meets certain criteria. Just Energy determined that the Fund’s units met the requirements for this exception and accordingly, the trust units are presented as equity for the periods prior to the Conversion.

Just Energy has authorized to issue an unlimited number of common shares and 50,000 preference shares both with no par value.

Details of issued unitholders' capital are as follows for the year ended March 31, 2011:

Issued and outstanding	Units	Amount

Balance, beginning of year	124,325,307	$777,856
Unit-based awards exercised	38,989	462
Distribution reinvestment plan	1,324,834	17,935
Exchanged from Exchangeable Shares	894,018	12,595
Units exchanged pursuant to the Conversion	(126,583,148)	(808,848)
Balance, end of year	-	$-

14.        SHARE-BASED COMPENSATION PLANS

(a)  Stock option plan

Just Energy grants awards under its 2010 share option plan (formerly the 2001 Unit Option Plan) to directors, officers, full-time employees and service providers (non-employees) of Just Energy and its subsidiaries and affiliates although no share options have been granted since 2008.  In accordance with the share option plan, Just Energy may grant options to a maximum of 11,300,000 shares. As at March 31, 2012, there were 1,264,166 options still available for grant under the plan. Of the options issued, 50,000 options remain outstanding at year-end.  The exercise price of the share options equals the closing market price of the Company’s shares on the last business day preceding the grant date.  The share options vest over periods ranging from three to five years from the grant date and expire after five or ten years from the grant date.

43.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

A summary of the changes in Just Energy's option plan during the year and status as at March 31, 2012, is outlined below.

	Outstanding	Range of exercise	Weighted average
	options	prices	exercise price1

Balance, beginning of year	135,000	$15.09-$17.47	$16.38
Forfeited/cancelled	85,000	$16.65-$17.47	$17.13
Balance, end of year	50,000	$15.09	$15.09

1 The weighted average exercise price is calculated by dividing the exercise price of options granted by the number of options granted.

2012
	Options outstanding			Options exercisable
		Weighted average	Weighted		Weighted
	Number	remaining	average exercise	Number	average
	outstanding	contractual life	price	exercisable	exercise price
Range of exercise prices
$15.09	50,000	0.25	$15.09	50,000	$15.09

2011
	Options outstanding			Options exercisable
		Weighted average	Weighted		Weighted
	Number	remaining	average exercise	Number	average
	outstanding	contractual life	price	exercisable	exercise price
Range of exercise prices
$15.09-$17.47	135,000	0.59	$16.38	98,000	$16.51

	Year ended	Year ended
Options available for grant	March 31, 2012	March 31, 2011

Balance, beginning of year	1,179,166	961,666
Add: Cancelled/forfeited during the year	85,000	217,500
Balance, end of year	1,264,166	1,179,166

(b)  Restricted share grants

Just Energy grants awards under the 2010 Restricted Share Grants Plan (formerly the 2004 unit appreciation rights,

44.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

“UARs”) in the form of fully paid restricted share grants (“RSGs”) to senior officers, employees and service providers of its subsidiaries and affiliates. On June 29, 2010, the unitholders of Just Energy approved a 2,000,000 increase in the number of RSGs available for grant. As at March 31, 2012, there were 1,657,354 RSGs (2011-1,969,883) still available for grant under the plan. Of the RSGs issued, 3,024,023 remain outstanding at March 31, 2012 (2011-2,711,494).  Except as otherwise provided, (i) the RSGs vest from one to five years from the grant date providing, in most cases, on the applicable vesting date the RSG grantee continues as a senior officer, employee or service provider of Just Energy or any affiliate thereof; (ii) the RSGs expire no later than ten years from the grant date; (iii) a holder of RSGs is entitled to payments at the same rate as dividends paid to JEGI shareholders; and (iv) when vested, the holder of an RSG may exchange one RSG for one common share. On January 1, 2011, as part of the Conversion, all unit appreciation rights outstanding on that date were replaced by RSGs.

RSGs available for grant	March 31, 2012	March 31, 2011
Balance, beginning of year	1,969,883	74,472
Less: Granted during the year	(823,536)	(234,620)
Add: Increase in RSGs available for grant	-	2,000,000
Add: Cancelled/forfeited during the year	419,323	4,668
Add: Exercised during the year	91,684	125,363
Balance, end of year	1,657,354	1,969,883

(c)  Deferred share grants

Just Energy grants awards under its 2010 Directors’ Compensation Plan (formerly the 2004 Directors’ deferred compensation plan, “UARs”) to all independent directors on the basis that each director is required to annually receive $15 of their compensation entitlement in deferred share grants (“DSGs”) and may elect to receive all or any portion of the balance of their annual compensation in DSGs and/or common shares. The holders of DSGs and/or common shares are also granted additional DSGs/common shares on a monthly basis equal to the monthly dividends paid to the shareholders of Just Energy. The DSGs vest on the earlier of the date of the director's resignation or three years following the date of grant and expire ten years following the date of grant. As at March 31, 2012, there were 54,638 DSGs (201l-84,118) available for grant under the plan. Of the DSGs issued, 146,855 DSGs remain outstanding at March 31, 2012.  In accordance with the Conversion, all outstanding directors’ deferred unit grants were replaced with DSGs.

DSGs available for grant	March 31, 2012	March 31, 2011
Balance, beginning of year	84,118	108,248
Less: Granted during the year	(29,480)	(24,130)
Balance, end of year	54,638	84,118

45.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

15.	LONG-TERM DEBT AND FINANCING

	March 31, 2012	March 31, 2011	April 1, 2010
Credit facility (a)	$98,455	$53,000	$57,500
Less: Debt issue costs (a)	(1,196)	(1,965)	(1,381)
TGF credit facility (b)(i)	32,046	36,680	41,313
TGF debentures (b)(ii)	35,818	37,001	37,001
TGF term/operating facilities (b)(iii)	-	-	10,000
NHS financing (c)	147,220	105,716	65,435
$90 million convertible debentures (d)	86,101	84,706	83,417
$330 million convertible debentures (e)	291,937	286,439	-
$100 million convertible debentures (f)	85,879	-	-
Capital leases (g)	423	-	-
	776,683	601,577	293,285
Less: current portion	(97,611)	(94,117)	(61,448)
	$679,072	$507,460	$231,837

Future annual minimum repayments are as follows:
				More than 5
	Less than 1 year	1 to 3 years	4 to 5 years	years	Total

Credit facility (a)	$-	$98,455	$-	$-	$98,455
TGF credit facility (b)(i)	32,046	-	-	-	32,046
TGF debentures (b)(ii)	35,818	-	-	-	35,818
NHS financing (c)	29,472	63,967	26,433	27,348	147,220
$90 million convertible debentures (d)	-	90,000	-	-	90,000
$330 million convertible debentures (e)	-	-	-	330,000	330,000
$100 million convertible debentures (f)	-	-	-	100,000	100,000
Capital leases (g)	275	148	-	-	423
	$97,611	$252,570	$26,433	$457,348	$833,962

46.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

The following table details the finance costs for the year ended March 31. Interest is expensed at the effective interest rate.

	March 31, 2012	March 31, 2011
Credit facility (a)	$8,818	$9,229
TGF credit facility (b)(i)	2,056	2,013
TGF debentures (b)(ii)	4,360	4,269
TGF term/operating facilities (b)(iii)	-	515
NHS financing (c)	10,011	6,464
$90 million convertible debentures (d)	6,795	6,690
$330 million convertible debentures (e)	25,298	22,638
$100 million convertible debentures (f)	3,832	-
Capital lease interest (g)	32	-
Unwinding of discount on provisions (Note 17)	(267)	267
Dividend classified as interest (Note 31)	-	7,798
	$60,935	$59,883

(a)
As at March 31, 2012, Just Energy has a $350 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, The Bank of Nova Scotia, The Toronto-Dominion Bank and Alberta Treasury Branches. The term of the facility expires on December 31, 2013.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 3.38%. Prime rate advances are at rates of interest that vary between bank prime plus 1.88% and 2.38% and letters of credit are at rates that vary between 2.88% and 3.38%.  Interest rates are adjusted quarterly based on certain financial performance indicators.

As at March 31, 2012, the Canadian prime rate was 3.0% and the U.S. prime rate was 3.25%. As at March 31, 2012, Just Energy had drawn $98,455 (March 31, 2011 - $53,000) against the facility and total letters of credit outstanding amounted to $121,054 (March 31, 2011 - $78,209).  As at March 31, 2012, unamortized debt issue costs relating to the facility are $1,196 (March 31, 2011 - $1,965). As at March 31, 2012, Just Energy has $130,491 of the facility remaining for future working capital and security requirements.  Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, among others, NHS, Hudson Solar and TGF. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at March 31, 2012, all of these covenants had been met.

(b)	In connection with an acquisition, Just Energy acquired the debt obligations of TGF, which currently comprise the following separate facilities:

(i)	TGF credit facility

A credit facility of up to $50,000 was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a rate of prime plus 3% with principal repayments scheduled to commence on March 1, 2010. The credit facility is secured by

47.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, a mortgage on title to the land owned by TGF and a general security interest on all other current and acquired assets of TGF.  The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital.  The covenants were measured as at March 31, 2012 and TGF failed to meet all required covenants.  The non-compliance was waived by the lenders but did result in a non-compliance fee of $90, representing 0.25% of the loan balance as at March 31, 2012. The non-compliance fee was accrued as at March 31, 2012.  As at March 31, 2012, the amount owing under this facility amounted to $32,046.  The lenders have no recourse to the Company or any other Just Energy entity.

(ii)	TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000 aggregate principal amount of debentures was entered into in 2006. On April 1, 2011, the interest rate was increased to 12%. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants will be measured annually beginning with the fiscal 2012 year-end. The maturity date has been extended to May 15, 2014, with a call right any time after April 1, 2013. On March 31, 2012, TGF agreed with the debenture holders to increase the quarterly blended principal and interest payments to $1,186 and to fine tune the financial covenants for fiscal 2013 to be more in line with the expected financial results of TGF for the year. TGF also agreed to make an additional debt repayment after March 31, 2013 if the cash-flow from operations exceeds $500 for the year 2013, provided that this type of payment will not create a non-compliance issue for the Company under the TGF credit facility. The debenture holders have no recourse to the Company or any other Just Energy entity. As at March 31, 2012, the amount owing under this debenture agreement amounted to $35,818.

(iii)	TGF term/operating facilities
TGF’s term loan for $10,000 was secured by liquid investments on deposit with the lender.  The amount owing under this facility was bearing interest at prime plus 1% and was repaid in full in the prior year.

(iv)
TGF has a working capital operating line of $7,000 bearing interest at a rate of prime plus 2%. In addition to the amount shown on the consolidated statements of financial position as bank indebtedness, TGF has total letters of credit issued of $250.

(c)
NHS entered into a long-term financing agreement for the funding of new and existing rental water heater and HVAC contracts in the Enbridge and Union Gas distribution territories. Pursuant to the agreement, NHS receives financing of an amount equal to the present value of the first five, seven or ten years of monthly rental income, discounted at the agreed upon financing rate of 7.99% and, as settlement, is required to remit an amount equivalent to the rental stream from customers on the water heater and HVAC contracts for the first five, seven or ten years. As security for performance of the obligation, NHS has provided security over the water heaters, HVAC equipment and rental contracts, subject to the financing rental agreement, as collateral.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited into a reserve account in the event of default.  Once all obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS.

NHS has $147,220 owing under this agreement, including $6,412 relating to the holdback provision, recorded in non-current receivables, as at March 31, 2012. NHS is required to meet a number of non-financial covenants under the agreement.  As at March 31, 2012, all of these covenants had been met.

48.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

(d)
In conjunction with an acquisition, the Company also acquired the obligations of the convertible unsecured subordinated debentures (the “$90 million convertible debentures”) issued in October 2007. The fair value of the $90 million convertible debentures was estimated by discounting the remaining contractual payments at the time of acquisition.  This discount will be accreted using an effective interest rate of 8%. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year.  Each $1,000 principal amount of the $90 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 34.09 shares, representing a conversion price of $29.33 per common share as at March 31, 2012. Pursuant to the $90 million convertible debentures, if the Company fixes a record date for the payment of a dividend, the conversion price shall be adjusted in accordance therewith.  During the year ended March 31, 2012, interest expense amounted to $6,795, respectively.

On and after October 1, 2010, but prior to September 30, 2012, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price.  On and after September 30, 2012, but prior to the maturity date, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice. On January 1, 2011, as part of the Conversion, Just Energy assumed all of the obligations under the $90 million convertible debentures.

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $90 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $90 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

(e)
  In order to fund the acquisition of Hudson, on May 5, 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the “$330 million convertible debentures”).  The $330 million convertible debentures bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017.  Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of the Company, representing a conversion price of $18 per share.  During the year ended March 31, 2012, interest expense amounted to $25,298. The $330 million convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred.  On or after June 30, 2013, but prior to June 30, 2015, the $330 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price ($22.50). On and after June 30, 2015, and prior to maturity, the $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Company may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by

49.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $33,914. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. On January 1, 2011, as part of the Conversion, Just Energy assumed all of the obligations under the $330 million convertible debentures.

As a result of adopting IFRS, Just Energy has recorded a deferred tax liability of $15,728 on its convertible debentures and reduced the value of the equity component of convertible debentures by this amount.

(f)
On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the “$100 million convertible debentures”) which was used to purchase Fulcrum.  The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year commencing March 31, 2012, and have a maturity date of September 30, 2018.  Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85.  The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014.   After September 30, 2014, and prior to September 30, 2016, the $100 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $100 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradeable common shares determined by dividing the principal amount of the $100 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $10,188.  Upon initial recognition of the convertible debenture, Just Energy recorded a deferred tax liability of $2,579 and reduced the equity component of the convertible debenture by this amount.   The remainder of the net proceeds of the $100 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $100,000 over the term of the $100 million convertible debentures using an effective interest rate of 8.6%. If the $100 million convertible debentures are converted into common shares, the value of the Conversion will be reclassified to share capital along with the principal amount converted.  During the year ended March 31, 2012, interest expense amounted to $3,832.

(g)
The Company through its subsidiary Fulcrum, leases certain computer, office equipment and software.  These financing arrangements bear interest at rates ranging from 0% to 29% and mature between April 20, 2013 and June 30, 2014.

50.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

16.	INCOME TAXES

Prior to January 1, 2011, Just Energy was a specified investment flow through trust ("SIFT") for income tax purposes. As a result, Just Energy was subject to current taxes at the top marginal rate applicable to individuals of approximately 46.4% on all taxable income not distributed to unitholders.  Subsequent to January 1, 2011, Just Energy completed the conversion from a  SIFT to a corporation.

(a) Tax expense

	2012	2011
Tax recognized in profit and loss	$662	$8,182
Current tax expense	662	8,182

Deferred tax expensee
Origination and reversal of temporary differences	$(48,861)	25,891
Benefit (expense) arising from a previously unrecognized tax loss or temporary difference	85,726	80,693
Reduction in tax rate resulting from reorganization	-	58,673
Deferred tax recovery	36,865	165,257

Total tax expense	$37,527	$173,439

(b) Reconciliation of the effective tax rate

The provision for income taxes represents an effective rate different than the Canadian corporate statutory rate of 27.75% (2011 - 30%). The differences are as follows:

	2012	2011
Income (loss) before income taxes	$(89,116)	$526,379
Combined statutory Canadian federal and provincial income tax rate	27.75%	30.00%
Income tax expense (recovery) based on statutory rate	(24,730)	157,914

Increase(decrease) in income taxes resulting from
Taxes on income attributable to shareholders	-	(15,456)
Benefit (cost) of mark to market loss and other temporary differences not recognized	85,726	(119,200)
Variance between combined Canadian tax rate and the tax rate applicable to U.S. earnings	(23,343)	1,910
Fair value adjustment and interest expense on preferred shares	-	86,847
Reduction in tax rate resulting from reorganization	-	58,673
Other permanent items	(126)	2,751
Total income tax expense	$37,527	$173,439

51.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

(c) Recognized deferral tax assets and liabilities

Recognized deferred tax assets and liabilities are attributed to the following:
	March 31, 2012	March 31, 2011
Mark to market losses on derivative instruments	$113,907	$132,486
Tax losses and excess of tax basis over book basis	17,697	32,012
Total deferred tax asset	131,604	164,498
Offset of deferred taxes	(57,754)	(54,154)
Net deferred tax asset	73,850	110,344

Partnership income deferred for tax purposes	(35,459)	(14,046)
Excess of book basis over tax basis on customer contracts	(12,604)	(49,141)
Mark to market gains on derivative instruments	(85)	(102)
Excess of book basis over tax basis on other assets	(2,075)	(2,343)
Convertible debentures	(9,056)	-
Total deferred tax liability	(59,279)	(65,632)
Offset of deferred taxes	57,754	54,154
Net deferred tax liability	$(1,525)	$(11,478)

(d) Movement in deferred tax balances

	Balance April 1, 2011	Recognized in profit and loss	Recognized in equity	Recognized in OCI	Foreign exchange impact	Balance March 31, 2012
Partnership income deferred for tax	$(14,046)	$(21,413)	$-	$-	$-	$(35,459)
Excess of book over tax - customer contracts	(49,141)	31,378	-	-	-	(17,763)
Excess of book over tax on other assets	36,875	(16,486)	-	387	-	20,776
Mark to market gains (losses) on derivative instruments	132,888	(31,577)	-	12,961	(445)	113,827
Convertible debentures	(7,710)	1,233	(2,579)	-	-	(9,056)
	$98,866	$(36,865)	$(2,579)	$13,348	$(445)	$72,325

	Balance April 1, 2010	Recognized in profit and loss	Recognized in equity	Recognized in OCI	Foreign exchange impact	Balance March 31, 2011
Partnership income deferred for tax	$(483)	$(13,563)	$-	$-	$-	$(14,046)
Excess of book over tax - customer contracts	(73,058)	23,917	-	-	-	(49,141)
Excess of book over tax on other assets	19,662	25,094	(15,728)		137	29,165
Mark to market (losses) gains on derivative instruments	228,148	(116,644)	-	21,384	-	132,888
Convertible debentures	84,062	(84,062)	-	-	-	-
	$258,331	$(165,258)	$(15,728)	$21,384	$137	$98,866

52.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

(e) Unrecognized deferred tax assets

Deferred tax assets not reflected in the current period, are as follows:

	2012	2011
Losses available for carryforward	18,669	18,406
Mark to market on losses on derivative instruments	124,531	-
Excess of book over tax basis	7,889	-
Excess of book over tax - customer contracts	3,210	-

 Losses available for carryforward (recognized and unrecognized) are set to expire as follows:

2012
2026	11
2027	2,366
2028	34,328
2029	18,345
After 2030	175,518
Total	230,568

Investment Tax Credit (unrecognized) are set to expire as follows:

2012
2030	622

In addition, there are un-deducted and unrecognized Scientific Research and Experimental Development expenses of $14,356.

17.	PROVISIONS

	March 31, 2012	March 31, 2011
Cost

Balance, beginning of year	$7,250	$7,008
Provisions made during the year	663	2,853
Provisions reversed and used during the year	(1,506)	(2,808)
Unwinding of discount	(269)	462
Foreign exchange	156	(265)
Balance, end of year	$6,294	$7,250

Current	3,226	4,006
Non-current	3,068	3,244
	$6,294	$7,250

53.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

Legal issues

The provision for legal issues shown above includes the expected cash outflows from major claims and for several smaller litigation matters. Just Energy’s subsidiaries are party to a number of legal proceedings. Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In addition to the routine legal proceedings of Just Energy, the State of California has filed a number of complaints to the FERC against any suppliers of electricity, including Commerce, a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California.  Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although Commerce did not own generation, the State of California is claiming that Commerce was unjustly enriched by the run-up caused by the alleged market manipulation by other market participants. The proceedings are currently ongoing.  On March 18, 2010, the Administrative Law Judge granted the motion to strike for all parties in one of the complaints holding that California did not prove that the reporting errors masked the accumulation of market power.  California has appealed the decision.

18.	OTHER INCOME, EXPENSES AND ADJUSTMENTS

(a)	Other operating expenses

	2012	2011
Amortization of gas contracts	$23,902	$31,841
Amortization of electricity contracts	54,468	63,642
Amortization of water heaters and HVAC products	1,631	1,595
Amortization of other intangible assets	28,232	23,763
Amortization of property, plant and equipment	5,847	5,698
Bad debt expense	28,514	27,650
Transaction costs	1,101	1,284
Capital tax	-	188
Share-based compensation	10,662	9,914
	$154,357	$165,575

(b)	Amortization and cost of inventories included in the consolidated income statement

Included in cost of sales
	2012	2011
Amortization	$12,640	$9,837
Costs recognized as an expense	2,255,140	2,461,793
	$2,267,780	$2,471,630

54.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

(c)	Included in change in fair value of derivative instruments

	2012	2011
Amortization of gas contracts	$38,663	$53,757
Amortization of electricity contracts	74,330	96,064

(d)	Employee benefit expense

	2012	2011
Wages, salaries and commissions	$186,122	$153,463
Benefits	20,631	19,398
	$206,753	$172,861

19.	REPORTABLE BUSINESS SEGMENTS

Just Energy operates in the following reportable segments: gas marketing, electricity marketing, ethanol, home services and other. Other represents Hudson Solar and Momentis. Reporting by products and services is in line with Just Energy’s performance measurement parameters.

Transfer prices between operating segments are on an arm’s-length basis in a manner similar to transactions with third parties.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Just Energy is not considered to have any key customers.

55.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

2012
	Gas	Electricity
	marketing	marketing	Ethanol	Home services	Other	Consolidated

Sales	$883,057	$1,719,853	$130,491	$35,642	$16,226	$2,785,269
Gross margin	140,140	316,232	17,832	27,979	15,306	517,489
Amortization of property, plant
and equipment	1,119	3,242	1,294	168	24	5,847
Amortization of intangible assets	31,230	75,323	43	1,631	6	108,233
Administrative expenses	30,822	66,263	8,229	12,901	4,182	122,397
Selling and marketing expenses	34,546	101,236	-	4,188	37,332	177,302
Other operating expenses	7,551	31,078	-	1,432	216	40,277
Operating profit (loss) for the
year	$34,872	$39,090	$8,266	$7,659	$(26,454)	$63,433
Finance costs	(12,657)	(31,769)	(6,485)	(10,018)	(6)	(60,935)
Change in fair value of derivative
instruments	31,132	(125,966)	(135)	(1,376)	-	(96,345)
Proportionate share of loss from joint venture	(565)	(1,406)	-	-	-	(1,971)
Other income (loss)	(7,038)	12,722	166	-	852	6,702
Provision for (recovery of) income tax	10,236	27,292	-	-	(1)	37,527
Profit (loss) for the year	$35,508	$(134,621)	$1,812	$(3,735)	$(25,607)	$(126,643)
Capital expenditures	$966	$1,874	$250	$35,685	$36,054	$74,829
Total goodwill	$127,055	$121,827	$-	$283	$-	$249,165
Total assets	$350,915	$904,504	$123,604	$159,696	$4,325	$1,543,044
Total liabilities	$543,062	$1,250,564	$76,995	$168,715	$5,117	$2,044,453

2011

	Gas	Electricity
	marketing	marketing	Ethanol	Home services	Other	Consolidated

Sales	$1,185,750	$1,635,332	$108,526	$22,566	$1,018	$2,953,192
Gross margin	172,763	278,671	13,625	15,697	806	481,562
Amortization of property, plant
and equipment	1,450	2,741	1,193	307	7	5,698
Amortization of intangible assets	46,092	73,154	-	1,595	-	120,841
Administrative expenses	26,736	56,822	11,231	12,083	2,528	109,400
Selling and marketing expenses	40,930	87,360	-	3,302	2,015	133,607
Other operating expenses	7,465	29,935	-	1,636	-	39,036
Operating profit (loss) for the
year	$50,090	$28,659	$1,201	$(3,226)	$(3,744)	$72,980
Finance costs	(17,160)	(29,393)	(6,862)	(6,468)	-	(59,883)
Change in fair value of derivative
instruments	313,265	192,647	135	-	-	506,047
Other income (loss)	(17,338)	25,989	(875)	(575)	34	7,235
Provision for (recovery of) income tax	65,603	110,337	-	(2,501)	-	173,439
Profit (loss) for the year	$263,254	$107,565	$(6,401)	$(7,768)	$(3,710)	$352,940
Capital expenditures	$661	$1,562	$267	$30,625	$297	$33,412
Total goodwill	$126,668	$100,516	$-	$283	$-	$227,467
Total assets	$609,656	$688,554	$162,252	$128,152	$1,412	$1,590,026
Total liabilities	$644,692	$929,511	$95,642	$111,189	$110	$1,781,144

56.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

Geographic information

Revenues from external customers

	For the year ended	For the year ended
	March 31, 2012	March 31, 2011
Canada	$1,133,244	$1,411,534
United States	1,652,025	1,541,658
Total revenue per consolidated income statement	$2,785,269	$2,953,192

The revenue is based on the location of the customer.

Non-current assets

Non-current assets for this purpose consist of property, plant and equipment and intangible assets and are summarized as follows:

	As at March 31, 2012	As at March 31, 2011
Canada	$480,452	$542,489
United States	354,384	331,732
Total	$834,836	$874,221

20.            IMPAIRMENT TESTING OF GOODWILL AND INTANGIBLES WITH INDEFINITE LIVES

Goodwill acquired through business combinations and intangibles with indefinite lives have been allocated to one of five cash generating units, which are also operating and reportable segments, for impairment testing.  These units are gas marketing, electricity marketing, ethanol, home services and other.

For impairment testing, goodwill and brand have been allocated as follows:

	Gas marketing			Electricity marketing			Home services			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010

Goodwill	$127,055	$126,668	$126,238	$121,827	$100,516	$60,311	$283	$283	$283	$249,165	$227,467	$186,832
Brand	1,338	1,301	-	22,031	9,391	-	-	-	-	23,369	10,692	-
	$128,393	$127,969	$126,238	$143,858	$109,907	$60,311	$283	$283	$283	$272,534	$238,159	$186,832

Just Energy performed its annual impairment test as at March 31, 2012.   Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment.  As at March 31, 2012, the market capitalization of Just Energy was above the book value of its equity, indicating that a potential impairment of goodwill and intangibles with indefinite lives does not exist.

The recoverable amount of each of the units has been determined based on a value in use calculation using cash flow projections from financial budgets covering a five year period.  The projections for the first three years have been approved by executive committee;

57.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

the assumptions used in the following two years have been approved by executive committee.  The calculation of the value in use for each unit is most sensitive to the following assumptions:

-	Customer consumption assumptions used in determining gross margin

-	New customer additions and attrition and renewals

-	Selling costs

-	Discount rates

-	Growth rates used to extrapolate cash flows beyond the budget period

Customer consumption is forecasted using normalized historical correlation between weather and customer consumption and weather projections.  Just Energy uses weather derivatives to mitigate the risk that weather will deviate from expectations.   An average customer consumption growth rate of 9% was used in the projections.  An isolated 5% decrease in the consumption assumptions would not have an impact on the results of the impairment test.

New customer additions and attrition and renewal rate estimates are based on historical results and are adjusted for new marketing initiatives that are included in the budget.  A 9% average increase in the overall customer base of was used in the projections.  An isolated 5% decrease annually in the overall customer base would not have an impact on the results of the impairment test.

Selling costs fluctuate with customer additions, renewals and attrition.  Selling costs used in the financial forecast are based on assumptions consistent with the above new customer additions, renewals and attritions.  Rates used are based on historical information and are adjusted for new marketing initiatives included in the budget.  An average increase of 9% was applied to selling costs in the projections. An isolated 5% increase annually in selling costs would not have an impact on the results of the impairment test.

Discount rates – represent the current market assessment of the risks specific to the Company, regarding the time value of money and individual risks of the underlying assets.  The discount rate calculation is based on the specific circumstances of Just Energy and its operating segments and is derived from its weighted average cost of capital (WACC).  The WACC takes into account both debt and equity.  The cost of equity is derived from the expected return on investment by Just Energy’s investors and the cost of debt is based on the interest bearing borrowings the Company is obliged to service.  Just Energy used a discount rate of 9%. An isolated 5% increase in the WACC would not have an impact on the results of the impairment test.

Financial projections used in the budget period which covers years 1, 2 and 3 have been approved by the Executive Committee.  The results in years 4 and 5 are based on year 3 results adjusted for inflation.  An isolated 5% decrease in the growth rates used to extrapolate cash flows beyond the budget period would not have an impact on the results of the impairment test.

58.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

21.           INCOME (LOSS) PER SHARE/UNIT

	2012	2011
Basic income (loss) per share/unit
Net income (loss) available to shareholders	$(126,522)	$355,076
Basic shares and units outstanding	138,227,174	128,171,630
Basic income (loss) per share/unit	$(0.92)	$2.77

Diluted income (loss) per share/unit1
Net income (loss) available to shareholders	$(126,522)	$355,076
Adjusted net income for dilutive impact of convertible debentures	-	14,000
Adjusted net income for financial liabilities	-	9,609
Adjusted net income (loss)	(126,522)	378,685
Basic shares and units outstanding	138,227,174	128,171,630
Dilutive effect of:
Weighted average number of Class A preference shares	-	4,009,086
Weighted average number of Exchangeable Shares	-	3,098,124
Restricted share grants	-	2,737,214
Deferred share grants	-	93,231
Convertible debentures	-	19,541,261
Shares/units outstanding on a diluted basis	138,227,174	157,650,546
Diluted income (loss) per share/unit	$(0.92)	$2.40
1 The $90 million, $330 million, $100 million convertible debentures, restricted and deferred share grants are anti-dilutive for fiscal 2012 and the stock option rights are anti-dilutive for fiscal 2012 and fiscal 2011.

22.	CAPITAL DISCLOSURE

Just Energy defines capital as shareholders’ equity (excluding accumulated other comprehensive income) and long-term debt. Just Energy’s objectives when managing capital are to maintain flexibility by:

i)	enabling it to operate efficiently;

ii)	providing liquidity and access to capital for growth opportunities; and

iii)	providing returns and generating predictable cash flow for dividend payments to shareholders.

Just Energy manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year over year sustainable and profitable growth. Just Energy’s capital management objectives have remained unchanged from the prior year. Just Energy is not subject to any externally imposed capital requirements other than financial covenants in its credit facilities, and as at March 31, 2012 and 2011, all of these covenants have been met.

59.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

23.     GUARANTEES

(a)	Officers and directors

Corporate indemnities have been provided by Just Energy to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with Just Energy and its subsidiaries and/or affiliates, subject to certain restrictions. Just Energy has purchased directors' and officers' liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of Just Energy’s subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

(b)	Operations

In the normal course of business, Just Energy and/or Just Energy’s subsidiaries and affiliates have entered into agreements that include guarantees in favour of third parties, such as purchase and sale agreements, leasing agreements and transportation agreements. These guarantees may require Just Energy and/or its subsidiaries to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The maximum payable under these guarantees is estimated to be $112,305.

24.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT PERSONNEL REMUNERATION

Parties are considered to be related if one party has the ability to control the other party or exercise influence over the other party in making financial or operation decisions.  The definition includes subsidiaries, joint ventures and other persons.

Subsidiaries and joint ventures
Transactions between Just Energy and its subsidiaries’ meet the definition of related party transactions.  These transactions are eliminated on consolidation and are not disclosed in these financial statements.  Transactions with joint ventures are disclosed in Note 10.

Key management personnel
Just Energy’s key management personnel and persons connected with them, are also considered to be related parties for disclosure purposes.  Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of Just Energy and comprise of the Chair of the Board of Directors, the Chief Executive Officer and the Chief Financial Officer.

During the year ended March 31, 2012, Just Energy recorded the following as an expense related to these individuals:

	March 31, 2012	March 31, 2011

Salaries and benefits	$4,242	$2,605
Stock-based compensation	5,490	3,530
	$9,732	$6,135

As at March 31, 2012, these individuals held approximately 1,631,500 RSGs (2011 - 1,324,000).

60.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

25.	DISTRIBUTIONS AND DIVIDENDS PAID AND PROPOSED

For the year ended March 31, 2012, dividends of $1.24 (2011 - $1.24) per share/unit were declared and paid by Just Energy. This amounted to $175,382 (2011 - $148,335), which was approved throughout the year by the Board of Directors and was paid out during the year.

Declared dividends subsequent to year-end
On April 2, 2012, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share ($1.24 annually).  The dividend was paid on April 30, 2012, to shareholders of record at the close of business on April 16, 2012.

On May 2, 2012, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share ($1.24 annually).  The dividend will be paid on May 31, 2012, to shareholders of record at the close of business on May 15, 2012.

26.	COMMITMENTS

Commitments for each of the next five years and thereafter are as follows:

As at March 31, 2012
				Exceeding 5
	Less than 1 year	1 to 3 years	4 to 5 years	years	Total
Premises and equipment leasing	8,296	12,231	7,570	7,087	35,184
Grain production contracts	7,876	360	-	-	8,236
Long-term gas and electricity contracts	1,363,421	1,057,222	175,049	622	2,596,314
	$1,379,593	$1,069,813	$182,619	$7,709	$2,639,734

As at March 31, 2011

				Exceeding 5
	Less than 1 year	1 to 3 years	4 to 5 years	years	Total
Premises and equipment leasing	$8,333	$10,955	$6,533	$4,841	$30,662
Master Services Agreement with EPCOR	4,974	-	-	-	4,974
Grain production contracts	7,082	2,099	-	-	9,181
Long-term gas and electricity contracts	1,498,293	1,405,699	267,505	2,292	3,173,789
	$1,518,682	$1,418,753	$274,038	$7,133	$3,218,606

61.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

As at April 1, 2010

				Exceeding 5
	Less than 1 year	1 to 3 years	4 to 5 years	years	Total
Premises and equipment leasing	$8,084	$10,543	$5,330	$4,828	$28,785
Master Services Agreement with EPCOR	12,132	8,088	-	-	20,220
Grain production contracts	36,059	21,438	396	-	57,893
Long-term gas and electricity contracts	1,494,003	1,621,623	415,680	2,065	3,533,371
	$1,550,278	$1,661,692	$421,406	$6,893	$3,640,269

Just Energy is also committed under long-term contracts with customers to supply gas and electricity.  These contracts have various expiry dates and renewal options. Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. For the main office building of Just Energy, there is a renewal option for an additional five years. No purchase options are included in any major leasing contracts.

27.	ADJUSTMENTS REQUIRED TO REFLECT NET CASH RECEIPTS FROM GAS SALES

	2012	2011
Changes in:
Accrued gas receivables	$22,033	$(5,749)
Gas delivered in excess of consumption	(10,300)	3,763
Accrued gas payable	(15,267)	4,266
Deferred revenue	11,274	(4,005)
	$7,740	$(1,725)

28.	CHANGES IN NON-CASH WORKING CAPITAL

	2012	2011

Accounts receivable and unbilled revenues	$14,048	$4,513
Gas in storage	(3,520)	(2,355)
Prepaid expenses and deposits	361	15,511
Inventory	(3,082)	(583)
Trade and other payables and provisions	(34,839)	(56,149)
	$(27,032)	$(39,063)

62.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

29.	LIABILITY ASSOCIATED WITH EXCHANGEABLE SHARES AND EQUITY-BASED COMPENSATION PLANS

Liability associated with Exchangeable Shares

Since 2001 and up to and including January 1, 2011, Just Energy had Exchangeable Shares outstanding. These shares did not meet the definition of an equity instrument in accordance with IAS 32, Financial Instruments: Presentation, and accordingly, were classified as financial liabilities. The Exchangeable Shares were recorded upon transition to IFRS at redemption value and subsequent to transition were adjusted to reflect the redemption value at each reporting date. The resulting change from carrying value to redemption value was recorded at transition and at each reporting period to retained earnings and earnings, respectively, as a change in fair value of derivative instruments. All dividends attributable to exchangeable shareholders were recorded as interest expense in the reporting period for which the dividends were declared.

As a result of the Conversion, the Exchangeable Shares were exchanged on a one for one basis into common shares of JEGI. There were no Exchangeable Shares outstanding following the Conversion.

Equity-based compensation plans

As the award holders were entitled to receive Fund units, which under IFRS were considered puttable financial instruments, the awards were classified as liability-based awards. The fair value of awards was estimated at each reporting period using the fair market value of the Fund units at the reporting date. The resulting measurements of the liability were recorded as change in fair value of derivative financial instruments.

As a result of the Conversion, Just Energy’s equity-based compensation plan awards are now settled in non-redeemable common shares resulting in equity plan accounting under IFRS. Accordingly, the fair value of the vested portion of outstanding awards was reclassified from liability to contributed surplus on January 1, 2011.

The following table summarizes the changes in the liability associated with the Exchangeable Shares and the equity-based compensation:

	Exchangeable Shares		Class A preference
	of JEEC		shares of JEC			Unit based awards			Total
	Shares	$-value	Shares	$-value	Options	DDUGS	UARs	$-value	$-value

Opening balance April 1, 2010	4,688,172	$66,947	5,263,728	$75,166	352,500	84,138	2,640,723	$39,015	$181,128
Exchanged	(894,018)	(12,595)	-	-	-	-	(38,989)	(461)	(13,056)
Issued/forfeited	-	-	-	-	(217,500)	18,362	175,251	-	-
Non-cash deferred unit grant	-	-	-	-	-	-	-	87	87
Unit based compensation	-	-	-	-	-	-	-	7,231	7,231
Change in fair value	-	2,447	-	3,632	-	-	-	(2,725)	3,354
Reclassified to share capital on the conversion to a corporation	(3,794,154)	(56,799)	(5,263,728)	(78,798)	-	-	-	-	(135,597)
Reclassified to contributed
surplus on the conversion to a corporation	-	-	-	-	(135,000)	(102,500)	(2,776,985)	(43,147)	(43,147)
	-	-	-	-	-	-	-	-	-

63.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

30.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain figures from the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year’s consolidated financial statements.

31. EXPLANATION OF TRANSITION TO IFRS

For all periods up to and including the year ended March 31, 2011, Just Energy prepared its financial statements in accordance with CGAAP.  Just Energy has prepared financial statements which comply with IFRS for periods beginning on or after April 1, 2011, as described in the accounting policies set out in Note 3. In preparing these consolidated financial statements, Just Energy’s opening consolidated statement of financial position was prepared as at April 1, 2010 (Just Energy’s date of transition).

In preparing the opening IFRS consolidated statement of financial position, Just Energy has adjusted amounts previously reported in consolidated financial statements prepared in accordance with CGAAP. An explanation of how the transition from CGAAP to IFRS has affected Just Energy’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(a) Elective exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), Just Energy has applied certain optional exemptions from full retrospective application of IFRS. The optional exemptions are described below.

(i)	Business combinations
Just Energy has applied the business combinations exemption in IFRS 1 to not apply IFRS 3, Business Combinations, retrospectively. Accordingly, Just Energy has not restated business combinations that took place prior to the transition date.

(ii)	Share-based payments
Just Energy has elected to apply IFRS 2, Share-based Payments, to equity instruments granted on or before November 7, 2002, or which are vested by the transition date.

(iii)	Borrowing costs

IAS 23, Borrowing Costs, requires that Just Energy capitalize the borrowing costs related to all qualifying assets for which the commencement date for capitalization is on or after April 1, 2010. Just Energy elected not to adopt this policy early and has, therefore, expensed all borrowing costs prior to transition.

(b)	Mandatory exemptions to retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1, Just Energy has applied certain mandatory exemptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i)	Estimates
Hindsight was not used to create or revise estimates and accordingly, the estimates previously made by Just Energy

64.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

under CGAAP are consistent with their application under IFRS.

(ii)	Hedge accounting

Hedge accounting can only be applied prospectively from the transition date to transactions that satisfy the hedge accounting criteria in IAS 39 at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created prospectively. Just Energy has not applied any hedge accounting at or after the transition date.

Prior to July 1, 2008, Just Energy utilized hedge accounting for its customer contracts and formally documented the relationship between hedging instruments and the hedged items as well as its risk management objective and strategy for undertaking various hedge transactions. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. The balance still remaining in accumulated other comprehensive income relates to the effective portion of the hedges that are still expected to occur as of the transition date.

65.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

Reconciliation of financial position and equity at April 1, 2010:
	Canadian	IFRS	IFRS
Canadian GAAP accounts	GAAP	adjustments	reclassifications	IFRS balance	IFRS accounts
	balances
ASSETS					ASSETS
Non-current assets					Non-current assets
Property, plant and equipment	$217,223	$(547)	$-	$216,676	Property, plant and equipment
Intangible assets	342,022	-	186,832	528,854	Intangible assets
Goodwill	190,862	(4,030)	(186,832)	-
Other assets long term	5,027	-	-	5,027	Other non-current financial assets
Long-term receivable	2,014	-	-	2,014	Non-current receivables
Contract initiation costs	5,587	-	-	5,587	Contract initiation costs
Future income tax assets	85,197	150,771	29,139	265,107	Deferred tax asset
	847,932	146,194	29,139	1,023,265
Current assets					Current assets
Inventory	6,323	-	-	6,323	Inventory
Gas in storage	4,058	-	-	4,058	Gas in storage
Gas delivered in excess of consumption	7,410	-	-	7,410	Gas delivered in excess of consumption
Accounts receivable	232,579	-	-	232,579	Current trade and other receivables
Accrued gas receivables	20,793	-	-	20,793	Accrued gas receivables
Unbilled revenues	61,070	-	-	61,070	Unbilled revenues
Prepaid expenses and deposits	20,038	-	-	20,038	Prepaid expenses and deposits
Other assets – current	2,703	-	-	2,703	Other current assets
Current portion of future income tax assets	29,139	-	(29,139)	-
Cash	60,132	-	18,650	78,782	Cash and cash equivalents
Restricted cash	18,650	-	(18,650)	-
	462,895	-	(29,139)	433,756
TOTAL ASSETS	$1,310,827	$146,194	$-	$1,457,021	TOTAL ASSETS
EQUITY AND LIABILITIES					EQUITY AND LIABILITIES
Unitholders' deficiency					Equity attributable to equity holders of the parent
Deficit	$(1,423,698)	$(132,971)	$-	$(1,556,669)	Deficit
Accumulated other comprehensive income	221,969	-	-	221,969	Accumulated other comprehensive income
Unitholders' capital	659,118	118,738	-	777,856	Unitholders' capital
Contributed surplus	18,832	(18,832)	-	-	Contributed surplus
Unitholders' deficiency	(523,779)	(33,065)	-	(556,844)	Unitholders' deficiency
Non-controlling interest	20,603	(182)	-	20,421	Non-controlling interest
Total Unitholders' deficiency	(503,176)	(33,247)	-	(536,423)	Total Unitholders' deficiency
LIABILITIES					LIABILITIES
Non-current liabilities					Non-current liabilities
Long-term debt	231,837	-	-	231,837	Long-term debt
Provisions	-	3,270	(146)	3,124	Provisions
Deferred lease inducements	1,984	-	-	1,984	Deferred lease inducements
Other liabilities – long-term	590,572	-	-	590,572	Other non-current financial liabilities
Future income taxes	-	-	6,776	6,776	Deferred tax liability
Liability associated with Exchangeable Shares and equity-based compensation	-	181,128	-	181,128	Liability associated with Exchangeable Shares and equity-based compensation
	824,393	184,398	6,630	1,015,421
Current liabilities					Current liabilities
Bank indebtedness	8,236	-	-	8,236	Bank indebtedness
Accounts payable and accrued liabilities	184,682	(7,460)	146	177,368	Trade and other payables
Accrued gas payable	15,093	-	-	15,093	Accrued gas payable
Deferred revenue	7,202	-	-	7,202	Deferred revenue
Unit distribution payable	13,182	-	-	13,182	Unit distribution payable
Corporate taxes payable	6,410	-	-	6,410	Income taxes payable
Current portion of long-term debt	62,829	(1,381)	-	61,448	Current portion of long-term debt
Provisions	-	3,884	-	3,884	Provisions
Current portion future income tax liabilities	6,776	-	(6,776)	-
Other liabilities - current	685,200	-	-	685,200	Other current financial liabilities
	989,610	(4,957)	(6,630)	978,023
TOTAL LIABILITIES	$1,814,003	$179,441	$-	$1,993,444	TOTAL LIABILITIES
TOTAL EQUITY AND LIABILITIES	$1,310,827	$146,194	$-	$1,457,021	TOTAL EQUITY AND LIABILITIES

66.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

Reconciliation of consolidated income statement for the year ended March 31, 2011:

	Canadian	IFRS	IFRS
Canadian GAAP accounts	GAAP	adjustments	reclassifications	IFRS	IFRS accounts

SALES	$2,953,192	$-	$-	$2,953,192	SALES
COST OF SALES	2,470,989	641	-	2,471,630	COST OF SALES
GROSS MARGIN	482,203	(641)	-	481,562	GROSS MARGIN
EXPENSES					EXPENSES
General and administrative	109,407	(7)	-	109,400	Administrative expenses
Marketing expenses	133,607	-	-	133,607	Selling and marketing expenses
Other operating expenses	-	1,284	164,291	165,575	Other operating expenses
Bad debt expense	27,650	-	(27,650)	-
Amortization of intangible assets and related supply contracts	120,841	-	(120,841)	-
Amortization of property, plant and equipment	5,698	-	(5,698)	-
Unit-based compensation	5,509	4,405	(9,914)	-
Capital tax	188	-	(188)	-
	$402,900	$5,682	$-	$408,582

Income (loss) before the undernoted	79,303	(6,323)	-	72,980	Operating profit
Interest expense	50,437	9,446	-	59,883	Finance costs
Change in fair value of derivative instruments	(509,401)	3,354	-	(506,047)	Change in fair value of derivative instruments
Other income	(7,235)	-	-	(7,235)	Other income
Income before income taxes	545,502	(19,123)	-	526,379	Income before income taxes
Provision for income tax expense	32,142	141,297	-	173,439	Provision for income tax expense
NET INCOME FOR THE YEAR	$513,360	$(160,420)	$-	$352,940	PROFIT FOR THE YEAR
Attributable to:					Attributable to:
Shareholders of Just Energy	$515,347	$(160,271)	$-	$355,076	Unitholders of Just Energy
Non-controlling interests	(1,987)	(149)	-	(2,136)	Non-controlling interests
	$513,360	$(160,420)	$-	$352,940

67.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

Reconciliation of consolidated statement of comprehensive income for the year ended March 31, 2011:

	Canadian	IFRS	IFRS
Canadian GAAP accounts	GAAP	adjustments	reclassifications	IFRS	IFRS accounts

NET INCOME	$513,360	$(160,420)	$-	$352,940	NET INCOME
Unrealized gain on translation of self-sustaining operations	334	115	-	449	Unrealized gain on translation of self-sustaining operations
Amortization of deferred unrealized gain on discontinued hedges – net of income taxes of $21,384	(98,499)	-	-	(98,499)	Amortization of deferred unrealized gain on discontinued hedges – net of income taxes of $21,384
OTHER COMPREHENSIVE LOSS	(98,165)	115	-	(98,050)	OTHER COMPREHENSIVE LOSS
					COMPREHENSIVE
COMPREHENSIVE INCOME	$415,195	$(160,305)	$-	$254,890	INCOME

Attributable to:					Attributable to:

Shareholders of Just Energy	$417,182	$(160,156)	$-	$257,026	Shareholders of Just Energy

Non-controlling interests	(1,987)	(149)		(2,136)	Non-controlling interests

	$415,195	$(160,305)	$-	$254,890

68.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

Reconciliation of financial position and equity at March 31, 2011:

	Canadian	IFRS	IFRS
Canadian GAAP accounts	GAAP	adjustments	reclassifications	IFRS balance	IFRS accounts
	balances
ASSETS					ASSETS
Non-current assets					Non-current assets
Property, plant and equipment	$235,189	$(1,187)	$-	$234,002	Property, plant and equipment
Intangible assets	412,752	-	227,467	640,219	Intangible assets
Goodwill	224,409	3,058	(227,467)	-
Other assets long-term	5,384	-	-	5,384	Other non-current financial assets
Contract initiation costs	29,654	-	-	29,654	Contract initiation costs
Long-term receivable	4,569	-	-	4,569	Non-current receivables
Future income tax assets	85,899	(489)	36,375	121,785	Deferred tax asset
	997,856	1,382	36,375	1,035,613
Current assets					Current assets
Inventory	6,906	-	-	6,906	Inventory
Gas in storage	6,133	-	-	6,133	Gas in storage
Gas delivered in excess of consumption	3,481	-	-	3,481	Gas delivered in excess of consumption
Accounts receivable	281,685	-	-	281,685	Current trade and other receivables
Unbilled revenues	112,147	-	-	112,147	Unbilled revenues
Accrued gas receivables	26,535	-	-	26,535	Accrued gas receivables
Prepaid expenses and deposits	6,079	-	-	6,079	Prepaid expenses and deposits
Other assets – current	3,846	-	-	3,846	Other current assets
Corporate tax recoverable	9,135	-	-	9,135	Corporate tax recoverable
Current portion of future income tax assets	36,375	-	(36,375)	-
Cash	97,633	-	833	98,466	Cash and cash equivalents
Restricted cash	833	-	(833)	-
	590,788	-	(36,375)	554,413
TOTAL ASSETS	$1,588,644	$1,382	$-	$1,590,026	TOTAL ASSETS
DEFICIT AND LIABILITIES					DEFICIT AND LIABILITIES
Shareholders' deficiency					Equity attributable to equity holders of the parent
Deficit	$(1,063,179)	$(286,749)	$-	$(1,349,928)	Deficit
Accumulated other comprehensive income	123,804	115	-	123,919	Accumulated other comprehensive income
Shareholders' capital	697,052	266,930	-	963,982	Shareholders' capital
Equity component of convertible debt	33,914	(15,728)	-	18,186	Equity component of convertible debt
Contributed surplus	22,903	29,820	-	52,723	Contributed surplus
TOTAL DEFICIT	$(185,506)	$(5,612)	$-	$(191,118)	TOTAL DEFICIT
LIABILITIES					LIABILITIES
Non-current liabilities					Non-current liabilities
Long-term debt	$507,460	$-	$-	$507,460	Long-term debt
Future income taxes	2,657	7,046	13,216	22,919	Deferred tax liability
Deferred lease inducements	1,622	-	-	1,622	Deferred lease inducements
Other liabilities – long-term	355,412	-	-	355,412	Other non-current financial liabilities
Provisions	-	3,244	-	3,244	Provisions
	867,151	10,290	13,216	890,657
Current liabilities					Current liabilities
Bank indebtedness	2,314	-	-	2,314	Bank indebtedness
Accounts payable and accrued liabilities	282,805	(7,302)	-	275,503	Trade and other payables
Accrued gas payable	19,353	-	-	19,353	Accrued gas payable
Corporate taxes payable	9,788	-	-	9,788	Income taxes payable
Current portion of long-term debt	94,117	-	-	94,117	Current portion of long-term debt
Provisions	-	4,006	-	4,006	Provisions
Current portion of future income tax liabilities	13,216	-	(13,216)	-
Other liabilities - current	485,406	-	-	485,406	Other current financial liabilities
	906,999	(3,296)	(13,216)	890,487
TOTAL LIABILITIES	$1,774,150	$6,994	$-	$1,781,144	TOTAL LIABILITIES
TOTAL DEFICIT AND LIABILITIES	$1,588,644	$1,382	$-	$1,590,026	TOTAL DEFICIT AND LIABILITIES

69.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

Notes to the reconciliation of equity as at March 31, 2011.

A.   Property, plant and equipment
CGAAP – Component accounting required but typically not practiced in Canada.
IFRS - Where an item of property, plant and equipment comprises major components with different useful lives, the components are accounted for as separate items. Management has reassessed the significant parts of the ethanol plant, which has resulted in a decrease in amortization of the ethanol plant.

B.   Transaction costs
CGAAP – The cost of the purchase includes the direct costs of the business combination.
IFRS - Transaction costs of the business combination are expensed as incurred.

Transaction costs relating to the acquisition of Hudson have been expensed under IFRS. In addition, and in accordance with IAS 39, management has allocated transaction costs directly attributable to the credit facility which were previously included as part of a business combination, to the related long-term debt. These costs are now expensed using the effective interest rate method over the life of the related debt.

C.   Stock-based compensation and contributed surplus
CGAAP - For grants of share-based awards with graded vesting, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award.
IFRS - Each tranche in an award  is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis. As a result, Just Energy adjusted its expense for share-based awards to reflect this difference in recognition.

D.   Provisions
CGAAP – Accounts payable, accrued liabilities and provisions are disclosed on the consolidated statement of financial position as a single line item.
IFRS – Provisions are disclosed separately from liabilities and accrued liabilities and require additional disclosure. Under IFRS, provisions are also measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. This has resulted in an adjustment to Just Energy.

E.   Deferred tax asset/liability
CGAAP - Deferred taxes are split between current and non-current components on the basis of either: (i) the underlying asset or liability or (ii) the expected reversal of items not related to an asset or liability.
IFRS - All deferred tax assets and liabilities are classified as non-current.

F.   Impairment
CGAAP - A recoverability test is performed by first comparing the undiscounted expected future cash flows to be derived from the asset to its carrying amount. If the asset does not recover its carrying value, an impairment loss is calculated as the excess of the asset’s carrying amount over its fair value.
IFRS – The impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount, where recoverable amount is defined as the higher of the asset’s fair value less costs to sell and its value-in-use. Under the value-in-use calculation, the expected future cash flows from the asset are discounted to their net present value. The change in measurement methodology did not result in additional impairment to Just Energy under IFRS.

70.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012
 (thousands of Canadian dollars, except where indicated and per share/unit amounts)

G.   Exchangeable Shares and equity-based compensation
CGAAP – The Class A preference shares and Exchangeable Shares issued by a subsidiary of an income fund are presented on the consolidated statements of financial position of the income fund as part of unitholders’ capital if certain criteria are met.
Just Energy had met the criteria and the Class A preference shares and Exchangeable Shares were recorded as part of unitholders’ capital.

IFRS – As a result of the Class A preference shares, Exchangeable Shares and equity-based compensation being exchangeable into a puttable liability, the shares and equity-based compensation did not meet the definition of an equity instrument in accordance with IAS 32, Financial Instruments: Presentation, and accordingly, were classified as financial liabilities. The Exchangeable Shares and equity-based compensation were recorded upon transition to IFRS at redemption value and subsequent to transition were adjusted to reflect the redemption value at each reporting date. The resulting change from carrying value to redemption value was recorded at transition and at each reporting period to retained earnings and earnings respectively as a change in fair value of derivative instruments. All distributions were recorded as interest expense in the reporting period for which the dividends were declared.

H.   Deferred taxes
CGAAP - There was an exemption that allowed issuers of convertible debentures to treat the difference in the convertible debentures as a permanent difference between tax and accounting. This exemption does not exist under IFRS.

Under CGAAP, Just Energy’s deferred tax balances were calculated using the enacted or substantively enacted tax rates that were expected to apply to the reporting period(s) when the temporary differences were expected to reverse.

IFRS – The discount on the convertible debentures has been included in assessing the Company’s future tax position. IAS 12, Income Taxes, requires the application of an “undistributed tax rate” in the calculation of deferred taxes, whereby deferred tax balances are measured at the tax rate applicable to Just Energy’s undistributed profits during the periods when Just Energy was an income trust.

Deferred taxes have been recalculated on the revised accounting values for the adjustments A to G.

I. Acquisition of minority interest
CGAAP – The gain on the acquisition of minority interest, which occurred on January 1, 2011, was treated as a reduction to goodwill on the original acquisition.
IFRS – The gain was reallocated to contributed surplus as this is considered an equity transaction.

J. Cash flow statements
Cash flow statements prepared under IAS 7, Statement of Cash Flows, present cash flows in the same manner as under previous GAAP.  Other than the adjustments noted above, reclassifications between net earnings and the adjustments to compute cash flows from operating activities there were no material changes to the consolidated statement of cash flows.

71.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC.
(Registrant)
Date:	May 17, 2012	By:	/s/ Jonah T. Davids
			Name:	Jonah T. Davids
			Title:	Vice-President and General Counsel